

W. R. Berkley Corporation

2010 Annual Report

Financial Highlights



We continue to be rewarded for our ability to effectively differentiate ourselves in the eyes of our distribution partners and customers.

12.5%

Return on stockholders' equity averaged 16% over the past 5 years.

$2.90

Net income per share advanced 56% over 2009.

$4.7 billion

Total revenues increased 7% in 2010.

$451 million

Cash flows before transfers to trading account totaled $4.1 billion over the past 5 years.

TABLE OF CONTENTS

3 Our Business
4 Chairman's Letter
10 Investments
16 Segment Overview
18 Insurance
38 Reinsurance
44 International
51 Financial Data
108 Operating Units
118 Board of Directors
120 Corporate Information

Cover: "Victorian Street" by Charles Wysocki

Relative Stock Price Performance



Compound Annual Growth Rate	5 Years	10 Years	15 Years	20 Years	25 Years
Tangible Equity Excluding Capital Transactions and Dividends	18%	21%	15%	15%	21%
Stock Price Plus Dividends	15%	17%	13%	13%	12%

Dollars in thousands, except per share data

Years ended December 31,	2010	2009	2008	2007	2006
Total revenues	$ 4,724,069	$ 4,431,178	$ 4,708,808	$ 5,588,397	$ 5,394,831
Net premiums written	3,850,926	3,730,095	4,033,899	4,575,989	4,818,993
Net investment income	538,698	552,561	537,033	634,386	549,030
Service fees	85,405	93,245	102,856	97,689	104,812
Net income to common stockholders	449,287	309,057	281,141	766,239	699,518
Net income per common share:					
Basic	3.02	1.93	1.68	4.05	3.65
Diluted	2.90	1.86	1.62	3.90	3.46
Return on common stockholders' equity	12.5%	10.1%	7.8%	23.0%	27.2%
At Year End					
Total assets	$17,528,547	$17,328,596	$16,121,158	$16,820,005	$15,656,489
Total investments	12,995,393	13,050,238	11,143,281	11,956,717	11,172,684
Reserves for losses and loss expenses	9,016,549	9,071,671	8,999,596	8,678,034	7,784,269
Common stockholders' equity	3,702,876	3,596,067	3,046,319	3,592,368	3,335,159
Common shares outstanding (in thousands)	141,010	156,552	161,467	180,321	192,772
Common stockholders' equity per share	26.26	22.97	18.87	19.92	17.30

At a Glance



W. R. Berkley Corporation, founded in 1967, is one of the nation's premier commercial lines property casualty insurance providers. Each of the operating units in the Berkley group participates in a niche market requiring specialized knowledge about a territory or product. Our competitive advantage lies in our long-term strategy of decentralized operations, allowing each of our units to identify and respond quickly and effectively to changing market conditions and local customer needs. This decentralized structure provides financial accountability and incentives to local management and enables us to attract and retain the highest caliber professionals. We have the expertise and resources to utilize our strengths in the present environment, and the flexibility to anticipate, innovate and respond to whatever opportunities and challenges the future may hold.

How we are different: **Accountability** The business is operated with an ownership perspective and a clear sense of fiduciary responsibility to shareholders. **People-oriented strategy** New businesses are started when opportunities are identified and, most importantly, when the right talent is found to lead a business. Of the Company's 43 operating units, 36 were developed internally and seven were acquired. **Responsible financial practices** Risk exposures are managed proactively. A strong balance sheet, including a high-quality investment portfolio, ensures ample resources to grow the business profitably whenever there are opportunities to do so. **Risk-adjusted returns** Management company-wide is focused on obtaining the best potential returns with a real understanding of the amount of risk being assumed. Superior risk-adjusted returns are generated over the insurance cycle. **Transparency** Consistent and objective standards are used to measure performance — and, the same standards are used regardless of the environment.

Our Business

Since 1967, W. R. Berkley Corporation has consistently met or exceeded the expectations of its customers and shareholders.



INSURANCE

Through our member companies, we operate in three segments of the domestic insurance business: the Specialty lines, including excess and surplus lines and admitted specialty markets; Regional property casualty; and Alternative Markets, including excess workers' compensation, monoline workers' compensation, accident and health, and insurance services.

2010 Results: Total revenues were $3.4 billion. Pre-tax income was $593 million.

REINSURANCE

The Reinsurance units write reinsurance on both a facultative and treaty basis. In addition, the Company participates in business written through Lloyd's of London and in several specialty niches.

2010 Results: Total revenues were $522 million. Pre-tax income was $130 million.

INTERNATIONAL

The Company's International business operates in selected regions throughout the world, including Europe, South America, Australia, Asia, Canada, and through Lloyd's of London.

2010 Results: Total revenues were $486 million. Pre-tax income was $21 million.

"2010 was an excellent year. We generated a return of 12.5% on shareholders' equity and increased book value per share by just over 14.3%."

William R. Berkley



William R. Berkley
Chairman of the Board and
Chief Executive Officer



2010 was an excellent year. While the insurance cycle flattened out and prices generally ceased their decline, we did not see the improvement in rate levels that we had anticipated during the fourth quarter. In spite of that, we generated a return of 12.5% on shareholders' equity and increased book value per share by just over 14.3%. We continue to manage the Company to optimize our risk-adjusted return and believe, given the current pricing levels, the Company continues to perform well in the existing market conditions. We are confident that the analytics of today's insurance industry economics will dictate a near-term positive change in the pricing cycle.

The property casualty business is a long-term business. Its very nature is contrary to the way current business models are oriented. While flexibility and responsiveness are required in all businesses, including ours, the general pricing cycle of the property casualty business, peak to peak or trough to trough, is seven to ten years. It takes time to build a well-tested model in this business. An outstanding company must be focused. It must have underwriting discipline and maintain a strong balance sheet in order to optimize performance in the good years and still deliver more than satisfactory results in the less profitable parts of the cycle. Long-term attainment of such performance requires discipline

Our Company has a long-term perspective. We are constantly examining our business and strategy in terms of risk, all the while searching for attractive opportunities.

in establishing adequate loss reserves as well as maintaining a quality investment portfolio. The concept of understanding and managing risk, however and wherever it can be found, will always be the trademark skill of an outstanding property casualty company.

Our Company has a long-term perspective on our business, one that we have been continually refining for 44 years. We are constantly examining our business and strategy in terms of risk, all the while searching for attractive opportunities. Risk, for an insurance company, cannot be exclusively a relative decision. For example, you would never make a decision, no matter how good the possibilities of success or how large the potential profit, if the outcome could be under any circumstances the inability of the company to continue. Thus, we are always examining the absolute maximum loss that we can sustain in any scenario. We make our pricing and business decisions primarily based on the probable loss. But, we never accept a risk where the absolute maximum loss is such that it would disturb our ability to continue in business the next day. Controlling risk of all types is the start of our management process.

In examining our investments, we also make decisions focused on risk, always considering what we think might be the worst possible outcome. Thus, other than U.S. government bonds, we never invest more than 6% of our capital in the securities of a single issuer. We also continuously examine our portfolio in terms of its duration and liquidity. The duration of our portfolio is generally maintained to not be more than one year longer or one year shorter than the duration of our liabilities. And, we always maintain more than enough liquidity to meet any foreseeable, or in fact even the unforeseen, need for liquidity. The investment portfolio must also relate its risks to the risks in the insurance business. We must be cognizant of investing money in locations where we also

have large insurance exposures. Thus, we limit our investments in places with significant exposure to natural catastrophes. That is not to say we are not always searching for outstanding investment opportunities. They must, however, have a risk profile that is appropriate for an insurance company. We do not want our investment policy to dictate our insurance strategy.

Our Company provides a structure and a vision to bring people together who have knowledge and product expertise. We combine that with our capacity to provide the appropriate channels of distribution to reach the customer. Ultimately, as a consequence of expertise and strong customer relationships, we can deliver better value to our insureds by providing them with the customized coverages they need, nothing superfluous, but what they require. When we do this well, it allows us to make an acceptable profit margin, while delivering value to the consumer.

Our success is built on consistent performance on a daily basis with respect to every aspect of our business. The skills required to compete in the property casualty business require such performance. The challenge is to operate this way in a constantly changing environment. We are in a world where the pace of everything is changing at an increasing rate. Economic activity is more volatile than ever, global affairs are certainly less predictable, and the analytics for writing and pricing insurance are more and more complicated. Retrospective pricing tools can no longer provide acceptable metrics. The tools generally used in the property casualty industry are like looking in the rearview mirror. We need to be looking out the front windshield of the car, not looking backward. It would, however, be equally foolish to attempt to blindly use a mathematical model and ignore the expertise, experience and judgment which give our Company its competitive advantage in attempting to underwrite business. We need to combine our experience and judgment with predictive modeling and blend our knowledge of the past with the various possibilities for the future. Our performance can continue to excel only as long as we have this balance using technology, analytics and people. It is management's responsibility to make sure we get the blend right.

The property casualty business is a very complicated business. It is such because of the enormous number of estimates involved in every phase of the process of managing and accounting for the business. Many of these estimates will take years before we find out the ultimate correct number. In our business, accurate estimates are a critical part of the entire management process.

Each year, we select loss ratios and estimate development of losses from prior years and adjust reserves to reflect this information. Success at estimating future outcomes accurately is, therefore, a cornerstone in determining any investor's confidence when examining an insurance company's financial statements. It goes without saying that people are generally more optimistic in good times and generally more pessimistic in bad times. This behavior exacerbates the cyclical swings in

91.3%
Combined Ratio
Five-Year Average



financial reports of many property casualty companies. We believe it is important to be cautious in estimating the reported financial results so that they best reflect the Company's true current state of affairs. We consistently examine the information available, recognizing that it is constantly changing and, thus, one's best judgments today may in fact be different than our best judgments yesterday. We are always re-evaluating our data to make sure that it reflects the most current information.

We believe our Company consistently makes cautious, but prudent, judgments, constantly reviewing them in a timely way to ensure that our financial statements reflect the current state of knowledge. Our business continues to perform well and we believe our estimates for prior years' losses are appropriate. Our business continues to evolve, always changing to reflect the opportunities and strategic shifts, which allows us to be responsive to the constantly changing world. Today, we are a more international company with nearly 15% of our business coming from outside the U.S. We expect this part of our business to grow more rapidly in 2011 than our U.S. business. We also are slightly less casualty focused now than we were several years ago with casualty business down to under 80% of our premium volume, from over 85% a few years ago. These are small directional changes we make every day as we fine tune our enterprise to work towards optimizing our risk-adjusted return.

We built our strategy first and foremost around the management of risk but, secondly, we built our business around utilizing expertise in select markets. Everything W. R. Berkley Corporation does is focused on an area where we believe we have or can develop a competitive advantage. That competitive advantage is derived from the expertise of our employees in a particular line of business or our knowledge of a particular locale or region of the United States or some other country where we think we have deep knowledge and experience.

We search for areas where the business opportunities created by expertise will help us derive greater profitability while at the same time delivering more value to our customers. We also search for industries where we believe knowledge and expertise can help our customers obtain better or

Our success is built on consistent performance on a daily basis with respect to every aspect of our business. We have always been prepared to write any business presented to us which offers adequate risk-adjusted returns.

more focused protection while still allowing us to make an adequate profit margin, with special focus on industries whose macro growth offers expanding global opportunities.

We are optimistic about the future. We have always been prepared to write any and all business presented to us which we believe offers us adequate risk-adjusted returns. Our relationships with our distribution partners have never been better. We are optimistic that these relationships will give us substantial new opportunities to expand our business in the future. We have organized ourselves in an extraordinarily flexible manner. Each of our new Specialty units offers us great opportunities for dramatic growth. We have built more bench strength on our management team and we are globally well positioned to take advantage of whatever opportunities present themselves. The capital necessary to take advantage of any of these opportunities is on hand or available to us.

We could not have gotten to this enviable position without the support of our customers, our producers, our employees, and our officers and directors. We owe each of these groups a thank you for their support and dedication to our enterprise.

Sincerely,



WILLIAM R. BERKLEY
Chairman of the Board and
Chief Executive Officer

Investments

$14 billion

Cash and Invested Assets



Our outstanding track record in managing through all sorts of markets in our 44-year history gives us confidence in our ability to navigate the future.

Breakdown of Fixed Maturity Securities

(Including cash) (By percentage)



State and Municipal Bonds	47%
Corporate Bonds	20%
Mortgage-backed Securities	12%
U.S. Government and Government Agency Bonds	12%
Cash and Cash Equivalents	5%
Foreign Bonds	4%

Investment Data

(Dollars in millions)

	2010	2009
Cash and invested assets:		
Invested assets	$ 12,995	$ 13,050
Cash and cash equivalents	$ 643	$ 515
Total	$ 13,638	$ 13,565
Net investment income	$ 539	$ 553
(Loss) from investment funds	$ (8)	$ (174)
Capital gains (losses)	$ 57	$ (38)

In 2010, we found short-term market inefficiencies that offered us conservative investment opportunities with favorable returns.



EUGENE G. BALLARD
Senior Vice President
Chief Financial Officer



IRA S. LEDERMAN
Senior Vice President
General Counsel and Secretary



JAMES G. SHIEL
Senior Vice President
Investments



PAUL J. HANCOCK
Senior Vice President
Chief Corporate Actuary



ROBERT W. GOSSELINK
Senior Vice President
Insurance Risk Management



GILLIAN JAMES
Senior Vice President
Enterprise Risk Management



The long-term nature of our funding as an insurance company with roots in the investment management business enables us to carefully select securities that offer better-than-average returns with below-average risk.

From an investment perspective, 2010 was a transitional year. Following the dramatic financial institution failures of 2008 and the investment market meltdown of 2009, markets began to slowly recover, liquidity returned and many sectors of the economy started to measurably improve. Our view, shared by most investors, is that we have successfully transitioned out of the recession, but uncertainty as to the pace of recovery remains.

Investments



James W. McCleary
Senior Vice President
Underwriting



Nelson Tavares
Senior Vice President
Claims

While it may be easy to conclude that we are out of the woods based on several well-publicized indicators like Gross Domestic Product (GDP) and the S&P 500®, we still cannot be certain if this tentative economic recovery will stand on its own once the various levels of government support are removed. On the monetary side, the Federal Reserve has not only maintained the Federal Funds rate at effectively zero, but it has also committed to buy $600 billion of Treasury securities under the heading of quantitative easing. On the fiscal side, many significant stimulus packages, including spending initiatives and tax cuts, have raised optimism for future growth, but at what potential cost? It is logical to conclude that over the next several years, both monetary and fiscal policy will need to become more disciplined given the risk of inflation. These imminent changes could have serious effects on the domestic economy, interest rates, inflation, and global currency markets. In addition, the debt crises in Europe and Japan, the unrest in the Middle East, the growing influence of the emerging BRIC (Brazil, Russia, India, and China) markets, and the necessary rebuilding of Japan in the wake of the disastrous earthquake/tsunami in early 2011 will continue to have potentially significant influences on the currency and commodity markets, which will, in turn, impact all other markets, both domestic and international.

In order to effectively manage our growing investment portfolio, we will incorporate our views on these topics into our already well-established philosophy on managing insurance company assets. We must continue to invest in high quality securities that afford us the ability to honor our fiduciary responsibility to our policyholders. When investing our capital account, we must find assets with attractive yields and uncorrelated risk characteristics that give us great returns. And we also must invest in ways that protect our capital during times of turbulence, so that our business can continue to be protected as it has throughout our history, despite these uncertainties.



Kevin H. Ebers
Senior Vice President
Information Technology



Carol J. LaPunzina
Senior Vice President
Human Resources

We continue to effectively match the duration of our fixed-income assets to those of our expected loss and loss adjustment expense reserve payouts, with small variations to account for our views on interest rates and the shape of the yield curve. During 2010, interest rates generally continued to fall as inflation remained low. In fact, during the third quarter, the benchmark 10-year Treasury hit a low of 2.40% as fears of deflation started to gain traction. While this trend benefited our balance sheet, as virtually all of our fixed-income investments must be marked to market, it also pressured our income statement as new cash flows and securities that matured were placed at lower yields. Given the steep shape of the yield curve, it would have been possible to extend our portfolio duration in order to maintain our embedded book yield; however, due to our concerns about future inflation, we resisted the temptation and currently remain somewhat short of our benchmark duration. During the fourth quarter of 2010, we made the decision to increase our cash position in anticipation of future higher yields as we recognized that the recent monetary and fiscal decisions will likely be inflationary in the long term. While the current yield of cash is basically zero, we feel this is a prudent move that will likely result in stronger returns when that cash is ultimately deployed. With interest rates up over 100 basis points in the fourth quarter and continuing to rise early in 2011, we feel very comfortable with our decision. We continue to maintain this above average cash position.

Our fixed-income portfolio, representing 90% of total investments, continues to be high quality with an average rating of Aa and an unrealized gain at December 31, 2010 of over $500 million. Approximately 48% of this portfolio is invested in municipal bonds, and despite all of the negative attention that the municipal market has been receiving of late, we are generally comfortable with our overall exposure in the sector. This market is extremely diverse from a credit quality perspective given that there are more than 17,000 rated entities plus thousands more non-rated issuers. Roughly one-third of our

32% 5-Year Growth

Cash and Invested Assets



municipal portfolio has virtually no exposure to actual municipal credit risk because it is either pre-refunded (effectively U.S. government guaranteed) or backed by an investment-grade corporate entity. The balance of the state and municipal portfolio is heavily weighted toward revenue bonds backed by essential services, such as water and sewer authorities, with defined revenue streams and, to a lesser degree, state general obligation bonds. We have very manageable exposure to the most problematic issuers. We also have very limited exposure to local general obligation issuers, such as cities and counties, which will likely feel a great deal of the pressure as state aid and local property taxes decrease in future years.

The goal of investing in other asset classes is not only to attain a somewhat higher rate of return than we receive from our fixed-income assets, but also to provide important diversification and low correlation to traditional fixed-income securities. Our other assets are primarily invested in a combination of an arbitrage trading account, private equity investment funds, commercial real estate loans receivable, and actual real property. During 2010 we also allocated capital to new sectors.

We have maintained a significant allocation to the arbitrage trading account for over 20 years and, for the most part, have received exactly what we expected — equity-market-like returns with lower bond-market-like volatility. The core strategy continues to be investing in announced merger deals of publicly traded firms where definitive agreements exist. As the economy continues to slowly improve and interest rates migrate upward, we believe merger arbitrage will perform well during 2011. Our investment funds appear to be past the worst of the market turmoil, and our loan portfolio continues to perform as expected.

We invest in ways that protect our capital during times of turbulence, so that our business can continue to be protected as it has throughout our history.

In addition, during 2010 we found short-term market inefficiencies that offered us conservative investment opportunities with favorable returns, allowing us to invest on an opportunistic basis in certain other asset classes, including high-dividend common stocks, low-income housing tax credit bonds, and distressed asset-backed securities where we believe our low basis provides us with a very attractive risk/reward profile.

As we look ahead, we see that tremendous uncertainty will continue as governments gradually withdraw their support of financial markets and turn their attention to their own public balance sheets. The long-term nature of our funding as an insurance company investor with roots in the investment management business enables us to have the patience to find and carefully select securities that offer better-than-average returns with below-average risk. Available interest rates remain near historic lows, challenging us to continue searching for attractive investment opportunities. With such a large portion of our assets supporting our insurance liabilities, we will retain our ever watchful eye towards risk, despite the temptation of the steep yield curve, while maintaining a close match between our asset and liability durations. Our outstanding track record in managing through all sorts of markets in our 44-year history gives us confidence in our ability to navigate the future uncertainty, while we remain vigilant stewards of our capital and risk-adjusted returns.

Segment Overview



W. Robert Berkley, Jr.
President and Chief Operating Officer



Each of our three areas of business — Insurance, Reinsurance, International — comprises individual operating units that serve a market defined by geography, products, services, or types of customers.

Our growth is based on meeting the needs of customers, maintaining a high-quality balance sheet, and allocating capital to our best opportunities.

2010 Segment Revenues and Pre-tax Income

● SPECIALTY ● REGIONAL ● ALTERNATIVE MARKETS ● REINSURANCE ● INTERNATIONAL

2010 REVENUES
(Dollars in millions)



2010 PRE-TAX INCOME
(Dollars in millions)



2010 REVENUES
(By percentage)



2010 PRE-TAX INCOME
(By percentage)



INSURANCE

$593 million

2010 Pre-tax Income



SPECIALTY

GROSS WRITTEN PREMIUM BY LINE

(By percentage)



- Premises Operations 29%
- Property 21%
- Professional Liability 18%
- Commercial Automobile 8%
- Products Liability 6%
- Other 18%

SEGMENT DATA

(Dollars in millions)

	2010	2009
Total assets	$ 5,854	$ 5,590
Total revenues	$ 1,472	$ 1,483
Pre-tax income	$ 297	$ 221
GAAP combined ratio	91%	93%
Return on equity	19%	11%

REGIONAL

GROSS WRITTEN PREMIUM BY LINE

(By percentage)



- Commercial Multiple Peril 36%
- Commercial Automobile 25%
- Workers' Compensation 18%
- Assigned Risk Plans 3%
- Other 18%

SEGMENT DATA

(Dollars in millions)

	2010	2009
Total assets	$ 2,616	$ 2,741
Total revenues	$ 1,152	$ 1,177
Pre-tax income	$ 117	$ 106
GAAP combined ratio	97%	96%
Return on equity	14%	10%

ALTERNATIVE MARKETS

GROSS WRITTEN PREMIUM BY OPERATING UNIT

(By percentage)



- Midwest Employers Casualty 31%
- Key Risk 16%
- Berkley A&H 11%
- Berkley Net 10%
- Assigned Risk Plans 9%
- Preferred Employers 9%
- Riverport 8%
- Medical Excess 6%

SEGMENT DATA

(Dollars in millions)

	2010	2009
Total assets	$ 3,802	$ 3,643
Total revenues	$ 811	$ 769
Pre-tax income	$ 179	$ 163
GAAP combined ratio	93%	89%
Return on equity	22%	14%


Robert P. Cole
Senior Vice President


Jeffrey M. Hafter
Senior Vice President


Robert C. Hewitt
Senior Vice President


Peter L. Kamford
Senior Vice President


Lucille T. Sgaglione
Senior Vice President


Robert D. Stone
Senior Vice President



Our long-term success is based on the underlying concept that customer focus through specialized knowledge and product expertise will allow a group of autonomous insurance and insurance service companies a lasting competitive advantage.

Our Insurance operating group consists of a network of autonomous insurance and insurance service companies that do business in markets that are defined by geographic territory, specific product line, or industry served. Each of our 34 primary operating units in the U.S. is focused on a part of the market or a territory where our knowledge and unique expertise create a clear competitive advantage.

In our Specialty lines companies, we deal with the highly complex, often unique exposures that typically fall outside the underwriting guidelines of the standard insurance market or are best served by specialized knowledge of a particular industry. Each of our Specialty units is staffed by people who possess the knowledge to understand the new or uncommon risk, with the years of experience needed to properly price that risk and tailor the terms and conditions of the insurance policy wording to the particular exposure, and the skill to expertly navigate the complexity of a potential claim if it arises.

Over the years, our Regional companies have become market leaders in providing products and quality services that meet the specific needs of each regionally differentiated customer base by developing expertise in the niches that drive the communities in which we live and work. From farming in Iowa to logging in Maine, decisions are made close to the customer, and are implemented with the flexibility to use market knowledge and individual creativity to deal with the day-to-day activity, as well as the unusual risk. Over time and through market cycles, we have proven to be a stable market participant with roots in our operating communities.

Our Alternative Markets operating units offer insurance products, sophisticated analytical tools, and quality services such as loss control and claims management that enable clients to select their risk tolerance and manage it appropriately. We show our clients how to analyze the risks that confront them in a different way, incorporating benchmarking techniques, sophisticated analytical tools, and data that are industry, and often client, specific. In our service units, we assist our self-insured clients in managing risk through superior claims handling, program management, and loss control services.

Each of our operating companies has the full range of capabilities necessary to run its business. Our autonomous, decentralized structure allows the management of each of our business units to use flexibility and first-hand knowledge to meet customer needs, allowing for a level of specialization and personalization unavailable in larger, more bureaucratic organizations. We are close to our customer, enabling us to understand the nuances that drive their business needs — and to provide the solutions that go beyond mere protection, extending through loss control, risk management, and fair and prompt claims handling. The experience and reputation of our people are well known and regarded throughout the industries and niches they serve, not just among our distribution, but by the customers themselves. And the expertise we have developed through long-term partnerships with our distribution channels allows us to effectively deliver those insurance transfer solutions to our customers.

Now in our 44th year as a corporation, we continue to believe that our long-term success is based on the underlying concept that customer focus through specialized knowledge and product expertise will allow a group of autonomous insurance and insurance service companies a lasting competitive advantage. And that is an advantage that does, in turn, result in a superior return on shareholders' equity throughout the insurance cycle.

OPERATING UNITS



WILLIAM M. ROHDE, JR.
Acadia Insurance Group

Acadia Insurance Group is a Northeast regional property casualty insurance company offering a complete portfolio of commercial property casualty products exclusively through local independent agents in Connecticut, Maine, Massachusetts, New Hampshire, New York and Vermont. Over the years it has built a significant competitive advantage through its knowledge of its local marketplace and its specialized expertise in regional businesses and industries, such as construction, lumber and fishing. Its strong distribution relationships, coupled with a commitment to staffing each state in which it operates with knowledgeable, local professionals, ensure that customers receive the benefit of superior expertise, products and services. In 2010, Acadia was rewarded for its 2009 product investments with new business growth in segments such as agribusiness and small business, and saw targeted pricing improvements, due to refinements to its analytical and actuarial capabilities. Throughout the year, Acadia continued to focus on improved operational efficiencies to enhance responsiveness and flexibility, including the strengthening of a sales culture and branding initiatives, and continued advancements in technology, both in terms of the online experience and access to information. Its focus on operational efficiencies and an improved customer experience will continue in 2011 with the objective of delivering high value within a competitive cost structure.



JAMES S. CAREY
Admiral Insurance Group

Admiral Insurance Group is a leading provider of excess and surplus lines coverage to commercial risks that generally involve moderate to high degrees of hazard. Recognized as an industry leader since 1979, its commercial insurance products are supported by highly skilled underwriters who understand evolving industry needs and appropriate pricing disciplines, and who have earned an industry-wide reputation for expertise in the area of the hard-to-place, specialized risk. In 2010, Admiral continued to apply a disciplined underwriting and claims approach, drawing as well upon its wealth of expertise to launch new products in its growing professional liability and program operations, including special coverages for technology, ambulatory surgery centers, chiropractors, and concierge physicians. In a highly competitive market environment, Admiral was able to maintain and improve its renewal retention ratios in its core primary and excess casualty and property businesses. Its long-term view, decentralized structure, experienced staff and intense focus on strong relationships with its wholesale distribution partners continue to position Admiral well to seize opportunities in 2011 and beyond, throughout any market cycle.



CHANDLER F. COX, JR.
American Mining Insurance Group

American Mining Insurance Group continued its geographic expansion in 2010 as we built our national enterprise goal, having now doubled its territorial footprint to include the majority of mining states in the country since its acquisition by W. R. Berkley in 2007. With its comprehensive offering of workers' compensation insurance as well as general liability, automobile, and excess liability coverages to mining and mining-related operations, it has become in its 22 years of operation the provider of choice to many within these niche industries. American Mining also serves as a third-party administrator of workers' compensation mining claims for clients within the states of West Virginia, Pennsylvania, Kentucky, Indiana, Arizona, Wyoming, Illinois, and Colorado. Over the course of the past year, it created new underwriting and claims offices in Lexington, KY and Las Vegas, NV, respectively, to better serve its growing customer base in the mining industry. In a marketplace that is still highly competitive, American Mining has found opportunities to expand its account base in its niche business, while continuing to reap the long-term benefits of highly focused and specialized underwriting and skillful risk selection.



CHRISTOPHER C. BROWN
Berkley Accident and Health

Berkley Accident and Health offers a broad portfolio of insurance and reinsurance products through four primary business segments: medical stop loss, managed care, special risk, and a group captive division. It is set apart from its competitors in the marketplace by product differentiation and skilled underwriting that provide clients with catastrophic risk protection against losses resulting from unexpected accident and health events. Its proprietary medical management capabilities, which offer cost-saving solutions and risk management in the self-funded market, have particularly distinguished Berkley Accident and Health in its niche market since its formation in 2005. This year, the company experienced growth in all areas, building on its underwriting expertise while expanding the distribution sources that have been critical factors in its success, and establishing a group captive division to offer a self-insurance solution to small employers. In 2011, Berkley Accident and Health will continue to build and deliver its value proposition to a growing customer base as its initiatives are increasingly recognized and rewarded in a marketplace that will require the flexibility it offers as health and healthcare coverage change.

Each of our operating units is focused on a part of the market or a territory where our knowledge and unique expertise create a clear competitive advantage.



JOSEPH P. DOWD
Berkley Asset Protection
Underwriting Managers

Berkley Asset Protection Underwriting Managers was formed in mid-2008 with a strong foundation of specific market knowledge and specialized expertise in products designed to protect a broad spectrum of high-value commercial and personal assets. Its products include coverages for fine art risks such as museums, galleries, dealers, corporate and private collections and exhibitions; fidelity/crime coverages for commercial financial institutions and public entity risks; cash-in transit carriers; and jewelers block coverages for wholesale, retail, manufacturing and mining risks. Its management team is assembled from the world's leading experts in each of its lines of business and brings long-standing industry relationships with clients and brokers to this highly specialized area of the market. 2010 was a year of significant growth and development for Berkley Asset Protection, as it continued to gain further market acceptance in its core product lines. In conjunction with W. R. Berkley's Syndicate 1967, it began leveraging its products internationally, while continuing its expansion into the U.S. middle market with the introduction of a suite of package capabilities. In 2011, Berkley Asset Protection will continue to build on its strong foundation of underwriting and claims expertise, product knowledge and innovation, and outstanding customer service.



JASON R. NIEMELA
Berkley Aviation

Berkley Aviation offers a wide range of aviation insurance products, including coverage for airlines, helicopters, miscellaneous general aviation operations, non-owned aircraft, fixed-base operations, control towers, airports, financial institutions, and other specialized niche programs. Business is placed on an admitted and non-admitted basis in every state through a select group of wholesale and retail brokers who specialize in aviation insurance, and who are selected based on long-term relationships with the aviation team and with other W. R. Berkley member companies. Despite record losses in the global aviation insurance industry in 2010, Berkley Aviation achieved an underwriting profit, experiencing its most profitable year in its five-year history, due to disciplined underwriting, and a sound business mix.



JILL E. WADLUND
Berkley Life Sciences

Berkley Life Sciences was formed in 2007 by a team of professionals with experience in underwriting and developing products and services that meet the evolving needs of customers in the life sciences industry. No longer a new entrant in the life sciences segment, it continues to build its position as an innovative and responsive solutions provider with one of the most highly skilled groups of underwriters in its peer group. In 2010, it gained market traction with its innovative LS Prime®, an array of casualty products designed to address the complex risks faced by medical device, pharmaceutical, biotechnology, and dietary supplement companies, as well as related contract services and research organizations. During the year, Berkley Life Sciences also broadened its international scope to provide admitted clinical trials capabilities on a global scale, and introduced an admitted package program that will allow it to address the comprehensive needs of life sciences companies of all sizes. Along with these new capabilities, Berkley Life Sciences continues to enhance its risk and claims management services to address the specialized needs of its life science customers while delivering superior service. It anticipates another year of disciplined growth and strengthened market position as it expands its abilities to provide a wide range of sophisticated solutions.



COLLIN J. SUTTIE
Berkley Medical
Excess Underwriters

Berkley Medical Excess Underwriters insures healthcare organizations such as hospitals and clinics that retain a portion of their risk exposure through a self-funded mechanism and seek to maximize the effectiveness and efficiency of their excess risk financing program. By understanding each client's unique needs and goals, it is able to develop a risk financing and service strategy that is innovative, flexible and responsive, while reducing each individual client's overall total cost of risk. Its team of healthcare risk specialists includes professionals from all facets of the insurance industry, including actuarial, finance, clinical risk management, underwriting and claims. In 2010, BerkleyMed continued to evolve its products and services to better meet the changing landscape of the healthcare marketplace and become the preferred professional liability provider for self-funded and captive-owned healthcare facilities. In a challenging marketplace, it was able to retain and grow its portfolio in 2010 by successfully collaborating with distribution partners who recognize the need to address their customers' risk needs and financial performance through improved liability and patient safety outcomes, and by partnering with insureds who value its highly regarded clinical risk management services, unique benchmarking and information-driven solution capabilities, and outstanding claims handling. As state and national healthcare reform continues to provide the catalyst for change in the delivery of healthcare services, BerkleyMed will continue to update its products and services to help customers meet those challenges.

$2.9 billion

Net Premiums Written





KEVIN W. NATTRASS
Berkley Mid-Atlantic Group

Berkley Mid-Atlantic Group provides commercial property casualty coverages to a wide variety of businesses in Delaware, the District of Columbia, Maryland, North Carolina, Ohio, Pennsylvania, South Carolina and Virginia. Focusing on middle market commercial accounts, it complements its standard writings by offering specialized products in areas such as transportation, social services, nonprofit organizations, and inland as well as ocean marine. Business is conducted from five full-service regional offices located close to the customer, allowing Berkley Mid-Atlantic to form strong relationships with its agents and insureds and provide local underwriting expertise, exceptional risk management, and responsive claims handling, delivered with the highest level of personalized service. Berkley Mid-Atlantic enjoyed solid performance in 2010, as it continued to enhance its customer-facing technologies to offer both online rating capabilities as well as expanded information access to agents via its online portal. It looks forward to the continued refinement of its ease of doing business capabilities as technology evolves to better serve its independent agency partners.



JOHN K. GOLDWATER
Berkley Net Underwriters

Berkley Net Underwriters focuses on niche insurance products for small and medium-sized commercial risks, utilizing a web-based platform that allows producers to efficiently quote, bind and service workers' compensation products for small businesses. Taking advantage of lower cost and speed of doing business capabilities, it uses innovative, interactive technology that offers agents and policyholders a suite of online tools that creates an easy-to-use, highly efficient workers' compensation policy management process, including features for online payments, customer service and claims reporting. In 2010, BerkleyNet continued to grow its existing distribution platform through its wholesale and retail broker base in its Southeast, Mid-Atlantic, and Midwest regions, as well as expand into new states in the Southwest, while continuing to enhance its highly regarded customer interface and service capabilities. In the coming year, it plans to focus distribution expansion on retail and specialty niche partners, as well as add to the technology and service capabilities that drive efficiency and deliver a positive customer experience.

Our autonomous, decentralized structure allows for a level of specialization and personalization unavailable in larger, more bureaucratic organizations.



JEFFREY R. DEHN
Berkley North Pacific Group

Berkley North Pacific Group, formed in mid-2009 as a spin-off of Continental Western, offers a full array of commercial property casualty coverages, including specialty programs for transportation, construction, light manufacturing, and agribusiness, to businesses in the Pacific Northwest region. Staffed with a team of professionals averaging 25 years of experience in this area, it maintains a local presence in its primary Pacific Northwest markets through its Seattle, WA base and its branch office in Boise, ID, and through its close relationships with its network of independent agents located throughout Washington, Oregon, Idaho, Utah and Montana. Berkley North Pacific made great strides in setting up its independent operations in 2009, and gained quick market acceptance as its distribution channels soon recognized the advantage of working with local, accessible expertise to win and retain key customers. Berkley North Pacific is well positioned for future growth, with a long-term strategy built around high-quality products and services, delivered close to the customer by people with experience, specialized knowledge and local expertise.



FRANK A. COSTA
Berkley Offshore
Underwriting Managers

Having completed its second full year of operation, **Berkley Offshore Underwriting Managers** has emerged as a leading underwriter of many of the world's largest energy risks. With offices in New York, Houston and London, Berkley Offshore provides coverage for fixed and floating property, as well as operator's extra expense, for major oil companies, national oil companies, independent exploration and production companies, contractors, and construction and installation risks. It focuses on offshore energy risks, specifically oil rigs and associated risks, and all activities associated with the exploration for and production and transport of oil and gas. Continuing to build on its successful launch in 2008, Berkley Offshore expanded its presence in key markets worldwide in 2010, with an experienced team of underwriters who are highly visible in their specialized class of business and highly disciplined in their business approach.



Carol A. Randall
Berkley Oil & Gas Specialty Services

Formed in mid-2009, **Berkley Oil & Gas Specialty Services** is an insurance underwriting manager providing unique property casualty products and risk services to the U.S. energy sector. Its customer base includes risks of any size that work in the oil patch, including operators, drillers, geophysical contractors, well-servicing contractors, and manufacturers/distributors of oilfield products. It provides a broad offering of insurance products that includes specialized coverages, risk control services that complement the customer's existing safety practices, and claims management that reflects an in-depth knowledge of hazards and losses normal to this industry. Berkley Oil & Gas gained traction in 2010 as a start-up operation, creating a strong platform of underwriting, claims handling and loss control expertise from which to grow, and developing an effective distribution strategy.



John R. Benedetto
Berkley Professional Liability Managers

Berkley Professional Liability Managers, formed in October 2008, specializes in professional liability insurance for large publicly traded and private entities based in the United States and Canada. Formed around a leading team of industry professionals, it provides directors' and officers' liability, fiduciary liability and employment practices coverages through independent agents and brokers. In 2010, Berkley Pro was able to draw upon its strong client and broker relationships and its focus on customer service to grow its business both in terms of premium and volume, obtaining placements on prestigious Fortune 500 and 1000 accounts in the competitive directors' and officers' arena. Consistently valued by brokers for its excellent customer service and product knowledge, Berkley Pro will continue to focus on underwriting strength and service capabilities to differentiate itself from the competition and profitably garner market share in 2011 and beyond.



Paul S. McAuliffe
Berkley Regional Specialty Insurance Company

Berkley Regional Specialty Insurance Company provides access for selected agents of W. R. Berkley Corporation Regional member companies to the low-to-moderate hazard commercial surplus lines market, resulting in time and cost savings for its retail producers as well as the ultimate customer. Its current product lines consist of commercial general liability, including liquor liability; commercial property; and inland marine. Berkley Regional Specialty's unique business model results in preferred account placement as well as reduced business acquisition costs. In 2010, the company expanded its national footprint to 225 producers in 43 states, ideally positioning itself to help agents who represent our Regional companies provide clients with access to select specialty products.

21% Growth

Pre-tax Income





J. MICHAEL FOLEY
Berkley Risk
Administrators Company

Berkley Risk Administrators Company provides insurance program management services to a variety of organizations including self-insureds, captives, governmental entities, risk retention groups, and insurance companies. It is also a nationwide third-party administrator of workers' compensation and property claims, and the nation's third largest servicing carrier for workers' compensation assigned risk plans, serving plans in 20 states. As a result of its excellent performance and strong operating platform, Berkley Risk Administrators increased its share in existing states in 2010, while continuing to focus its alternative market business on minimizing the cost of risk to self-insureds. 2010 was a year of strengthening its value proposition to clients for Berkley Risk Administrators, as well as launching continuous improvement initiatives to better align with changing customer needs in its various market segments.



JOSEPH G. SHORES
Berkley Select

Berkley Select enjoyed outstanding success in 2010 as it solidified its position as a leader in the large account professional liability niche. Despite very competitive market conditions, it achieved incremental, disciplined growth in all of its core business products, and is now lead carrier on 27 of the nation's largest law firms. Its medical institution book enjoyed continued growth as well, especially in community hospitals. Since its formation in 2007 by a seasoned team of insurance professionals with specific expertise in complex professional liability insurance, Berkley Select has made the customer service relationship with its insureds and brokers its highest priority, providing flexibility, service and creative solutions to a strategically defined and sophisticated client base. It has formed collaborative relationships with a small and select group of producers who are themselves experts in the professional liability field, and distinguished itself in its market niche by redefining the relationship between insurance provider, broker and insured to extend beyond the transaction level. That high standard for customized service for both the producer and the insured has laid a foundation for continued profitable growth in 2011 and beyond.

We are close to our customer, enabling us to understand the nuances that drive their business needs — and provide solutions that go beyond mere protection.



STEVEN S. ZEITMAN
Berkley Specialty
Underwriting Managers

Berkley Specialty Underwriting Managers provides a complete portfolio of commercial property casualty insurance products to the entertainment, sports, and environmental industries as well as excess and surplus lines general liability coverage to the wholesale insurance market. 2010 was a dynamic year for Berkley Specialty, particularly in its Environmental Division, which saw significant growth through the addition of broader underwriting expertise and the establishment of new regional offices to better serve its growing customer base and further develop its broad array of local relationships nationwide. Throughout the year, Berkley Specialty's Entertainment and Sports Division maintained its position as a leading provider of specialty coverages to the sports and entertainment industries, growing its book despite the economic challenges affecting most segments of the entertainment industry. The Specialty Casualty Division, at this point in the market cycle, continued to focus on a disciplined risk selection and pricing approach to the business, in conjunction with maintaining its traditional high levels of customer service. In 2011, Berkley Specialty Underwriting Managers anticipates the further enhancement of those initiatives begun in 2010.



STEVEN F. COWARD
Berkley Surety Group

Berkley Surety Group is a professional surety underwriting management facility providing a full array of surety products through independent agents and brokerage firms. Traditionally focused on contract and environmental surety bonds for middle market road, utility, building and trade contractors, its recent emphasis on new product development in large commercial surety and small contract on a secured basis, and geographic expansion to support these products, has allowed it to enhance its book despite a challenging marketplace. In 2010, Berkley Surety emerged as a significant player in the surety market, and is now among the largest writers of surety in the nation. Headquartered in Morristown, NJ, it continues to broaden its network of 17 strategically located branches throughout the nation to provide responsive and timely service in close proximity to its distribution, customers and insureds.



JOHN S. DIEM
Berkley Underwriting Partners

Berkley Underwriting Partners is a leading program management company offering both admitted and non-admitted insurance support for commercial casualty and inland marine program administrators with specialized insurance expertise. It has built its book around blocks of homogenous business, or programs, allowing for more efficient processes, more effective oversight of existing programs, and sound implementation of new programs to ensure mutual profitability. 2010 was a year of strong performance for Berkley Underwriting Partners, with the addition of new programs to its portfolio and seasoned expertise to its business development staff. Its new Cross Border International Division, in particular, which provides coverage for overseas exposures to U.S. insureds doing business abroad, has generated a warm market reception. New and effective marketing efforts over the recent past have also been successful in raising the company's visibility in its chosen markets, resulting in an increased flow of new program submissions over the past year. In the coming year, Berkley Underwriting Partners will continue to build on its foundation of strong, long-term relationships with program administrators who share its business philosophy, and is optimistic about continued profitable growth in 2011.



DOUGLAS J. POWERS
Carolina Casualty
Insurance Group

Carolina Casualty Insurance Group is a leader in the commercial transportation insurance market with a rich history that has allowed it to establish itself over the years as a stable participant and reliable and trusted brand in the transportation industry. 2010 marked the beginning of a transition for Carolina Casualty from a company focused on long-haul truck liability risks to a nimble specialty carrier serving the broader commercial auto market. Its recently formed division, Gemini Transportation Underwriters, provides excess liability coverage for the transportation and railroad industries. With new branch offices in Philadelphia and Atlanta and enhanced marketing initiatives, Gemini is quickly becoming a leading carrier in this highly specialized market. Leveraging its strengths as well in loss prevention and claims management, Carolina is well positioned to offer products to the wider commercial auto market, where outstanding service and specialized expertise are required.



William J. Johnston
Clermont Specialty Managers

Clermont Specialty Managers is a leading underwriter of insurance for high-end cooperative, condominium and quality rental buildings and upscale restaurants in the New York/New Jersey and Chicago metropolitan markets. Since its formation in 1986, it has developed the underwriting experience and specialized expertise in its niche markets that have allowed it to become recognized industry-wide as a market leader. Over the past year, Clermont focused additional resources and efforts on growth beyond its original New York/New Jersey footprint, adding new underwriting capabilities in its newly penetrated Chicago arena. New, strategic broker relationships were established in underrepresented areas in its New York/New Jersey market as well, further strengthening its presence in its core territory. In 2010, Clermont benefited from the stabilization of the marketplace for both the luxury habitational and upscale restaurant niches for which it is well regarded. It looks forward to future growth with a model that continues to evolve with changing customer needs, while delivering traditional value-added services.



Bradley S. Kuster
Continental Western Group

Continental Western Group is a leading provider of commercial insurance services to a wide range of businesses throughout the Midwest. It maintains a broad risk appetite, providing a reliable market for underwriting expertise and effective risk management for customers in the regional territories in which it operates. A key strength of Continental Western's continues to be its unique niche offerings tailored to its local communities, such as coverages for fire departments, public entities, rural utilities, churches, golf courses, implement dealers and auto service and repair. Over its 100-year history, it has also successfully leveraged its early roots in grain dealer insurance to develop specific areas of expertise in specialized programs for agriculture-based businesses. The success of its new division, Berkley Agribusiness Risk Specialists, formed in 2009 to more directly address these needs, was evidenced in its first full operating year by growth in both premium and agency contracts in its nationwide footprint. Continental Western maintained strong underwriting discipline in 2010, using the year as an opportunity to enhance its already strong agency partnerships. Its ease of doing business initiatives were expanded to extend limited underwriting authority to field sales staff, to create a more streamlined, efficient process for agent and insured alike. Continental Western looks forward to continuing to build on its niche strengths, supported by superior products and services, in 2011.


ANNETTE MERZ
FinSecure

FinSecure was formed in 2008 to serve the insurance needs of financial institutions, credit unions, mortgage lenders, mortgage servicers and trust managers. It offers a comprehensive range of property, casualty, professional liability, and specialty lines insurance solutions and loss control services specifically designed to protect against risks arising out of financial institutions' core business operation and/or certain specialty services they provide. Its insurance products are distributed through a limited number of producers who are proven experts in its chosen target market. During 2010, FinSecure significantly expanded its footprint in the small to mid-sized financial institutions market, broadened its product line, and strengthened its package policy and specialty lines capabilities, while further extending as well its geographical reach nationwide beyond its initial Mid-Atlantic, Northeast base. Recognized as a consistent and highly skilled market that offers comprehensive coverages for the industry, FinSecure is well positioned to continue to build upon the foundation that has been established since its formation. It anticipates another year of strong and disciplined growth in 2011.


ROBERT W. STANDEN
Key Risk Insurance Company

Key Risk Insurance Company and its affiliate, **Key Risk Management Services**, provide workers' compensation insurance and third-party administrative services to policyholders and self-insured employers in the Eastern U.S. Key Risk enhances each client's risk management strategy by creating and executing comprehensive solutions that lower the cost of risk through customized delivery of expert claims, managed care, and loss control services. In 2010, improvements to its service model included the introduction of regionally focused business units, the development of a new risk management services division, and program enhancements focused on meeting the evolving needs of its distribution network. Key Risk launched Premium*Sync*™, an electronic, automated online pay-as-you-go solution designed to calculate actual payroll-based workers' compensation premium in real time, providing policyholders with a streamlined automated payment system that also improves their cash flow management and reduces premium audit adjusting. In a marketplace where many insurance companies are eliminating or reducing service options, Key Risk continues to invest in resources and strategies focused on delivering better outcomes to agents, policyholders and the self-insured employers they support.

The experience and reputation of our people are well known and regarded throughout the industries and niches they serve.



MELODEE J. SAUNDERS
Midwest Employers Casualty Company

Midwest Employers Casualty Company is an excess workers' compensation insurance and reinsurance carrier that provides risk-transfer products and services that help its clients create best practices and achieve optimum results through the use of a sophisticated, analytical approach to risk selection and management. Its highly regarded Total Cost of Risk (TCOR) program, created over a decade ago, has gained industry-wide recognition for enabling employers to significantly reduce their overall costs by managing total loss costs, and by reducing their exposure to risk. This value-added service, which is unique in the marketplace, provides self-insured clients with loss prevention tools and benchmarking analytics that cannot be replicated by competitors. Throughout 2010, Midwest Employers continued to expand its innovative product and service offerings, and focus on the claims management and loss prevention tools that deliver better self-insured solutions to its insureds. Underwriting and pricing discipline, combined with its success as a responsive service innovator, allowed Midwest Employers to successfully weather and prosper in the challenging market environment in 2010.



SANDRA C. NELSON
Monitor Liability Managers

Monitor Liability Managers has provided executive and professional liability insurance to small-to-middle market risks on a nationwide basis since 1992. Its primary professional liability products are directors' and officers', employment practices and fiduciary coverages for public and private companies and nonprofit organizations, and errors and omissions for accounting and law firms. In its 18-year history, its intense client focus has allowed it to effectively serve niches such as biotechnology, medical facilities, law firms and the hospitality industry. Over the course of 2010, Monitor was successful in executing its strategy to expand its small business segments and grow premium in a targeted way, while continuing to pursue initiatives to streamline the transaction process through technology and expertise. It continued to maintain solid underwriting standards and hold its place in a very competitive market, due to its excellent industry reputation, high levels of service, and strong relationships with its distribution channels.



Thomas M. Kuzma
Nautilus Insurance Group

Nautilus Insurance Group provides a market for small to medium-sized commercial risks with low to moderate exposure to loss, distributed through selected wholesale general agents. It has established a competitive market advantage in the long-standing relationships it has developed over more than 25 years with its general agents, who are chosen on a highly selective basis for their ability to follow strong underwriting discipline, and who are closely monitored for performance standards. Commercial excess and surplus lines business is written nationwide through Nautilus Insurance Company, while admitted lines commercial business is written in a limited number of states through Great Divide Insurance Company. In 2010, Nautilus continued its traditional focus on underwriting discipline, outstanding customer service, improved technology, and strong customer relationships. Its two new product lines, excess umbrella, known as Nautilus Excess Express, and miscellaneous professional liability, enjoyed a year of full growth, while its liquor liability product line was expanded to additional states. In a challenging market in 2010, Nautilus focused on underwriting discipline and continued to invest in building the systems and expertise that will position it to further benefit from new market opportunities in 2011.



Steven A. Gallacher
Preferred Employers
Insurance Company

Preferred Employers Insurance Company focuses exclusively on workers' compensation products and services for small to mid-sized, owner-managed businesses in California, serving over 12,000 customers covering a broad spectrum of industries throughout the state. It has a thorough understanding of the state's diverse industry and economic base, allowing it to respond quickly to market conditions. Preferred's customized Medical Provider Network, the only insurance carrier directly-contracted medical provider network in the state, is particularly well regarded for delivering improved medical care for injured workers, earlier return-to-work time frames, and reduced litigation and indemnity costs for employers. 2010 was a positive growth year for the company, with 10% growth in its customer base and improved renewal retention, due to its disciplined underwriting and pricing approach, and the ongoing recognition of its strong brand reputation in the marketplace. While other industry participants may be experiencing financial stress as a result of their underwriting practices in the California workers' compensation market, Preferred continues to be recognized as a stable provider offering superior claims management, quick access to underwriting resources and industry-leading marketing support to its distribution system.

The expertise we have developed through long-term partnerships with our distribution channels allows us to effectively deliver insurance transfer solutions to our customers.



BILL THORNTON
Regional Excess Underwriters

Regional Excess Underwriters is a full-service excess and surplus lines brokerage offering commercial coverages to Berkley group contracted agents and other selected agents throughout the continental United States. Representing the nation's leading excess and surplus lines companies through seven regional offices, it is strategically positioned to address the needs of agents of W. R. Berkley Corporation member companies by drawing upon the resources of a broad range of highly rated insurance carriers to place their sophisticated risks. In its second full year of operation, Regional Excess Underwriters expanded its branch operations to more fully align with its sister W. R. Berkley Regional companies geographically. As well, it added expertise to its existing industry strength, and acquired additional high-quality companies to represent to its retail agent customers. The company enjoyed solid growth in 2010 and is well positioned to capitalize on these strengths in an improved market environment.



DOUGLASS E. PFEIFER
Riverport Insurance Company

Riverport Insurance Company provides comprehensive property casualty insurance coverages to human services organizations, including nonprofit and for-profit organizations; public entities; and self-insured companies, associations and purchasing groups. Its product offerings include traditional primary coverages as well as alternative market solutions for clients who want to retain a larger share of their own risk and have the resources to do so. For those clients, it also provides a range of insurance program services, such as underwriting, claims, and operational support. In 2010, Riverport continued to be a leader in writing not-for-profit and for-profit human services business virtually nationwide, showing growth in both its public entity sector, particularly in its Minnesota public schools program, and its amateur sports and recreation business. While it continues to experience strong competition, Riverport has been successful in finding and servicing underrepresented niches in its chosen markets.

94%
Combined Ratio





CRAIG W. SPARKS
Union Standard
Insurance Group

Union Standard Insurance Group provides commercial property casualty insurance products to a wide range of small to medium-sized commercial entities through independent insurance agents located throughout eight states. Complementing its standard markets, Union Standard also offers specialized products such as farm and ranch, short-haul transportation and its school program. In its eighth consecutive year of profitability in 2010, it focused on providing a stable market for preferred middle market commercial accounts in its territories of Alabama, Arizona, Arkansas, Mississippi, New Mexico, Oklahoma, Tennessee and Texas. Building on the strength of its existing agency relationships in these territories, Union Standard during the past year developed and launched an innovative program to partner with and mentor young agency producers. This expanded focus has provided new business opportunities despite a continuing competitive market, and has laid the foundation for long-term future development. In addition, the company rolled out new ease of doing business initiatives to create additional operating efficiencies and streamline the transaction process for agents and customers alike. With the strength of its agency relationships, underwriting discipline and technology improvements, Union Standard is poised to seize the opportunities that lie ahead.



DAVID A. JORDAN
Vela Insurance Services

Vela Insurance Services is an underwriting manager that specializes in commercial casualty insurance on an excess and surplus lines basis. Its primary focus is on general liability insurance for construction, manufacturing and general casualty clients and on miscellaneous professional liability coverages distributed through wholesale insurance brokers in the U.S. In 2010, the company continued to diversify its product mix and geographical representation to better position its business to benefit from gradual improvements in the U.S. economy, and to balance its traditional distribution strongholds in the Western and Southern states. In addition to the launch of its new liquor liability product, Vela expanded its underwriting capacity for its professional liability

Over time and through market cycles, we have proven to be a stable market participant with roots in our operating communities.

product line, and extended its reach in the general casualty segment. While Vela continued to face challenges for demand in its core residential construction portfolio, particularly in the Western U.S., it was somewhat offset by growth from new initiatives in 2010. Despite the uneven economic recovery expected in its market conditions in 2011, Vela anticipates maintaining its underwriting discipline, coupled with continued strategic initiatives regarding product, distribution and service.



DALE H. PILKINGTON
Verus Underwriting Managers

Verus Underwriting Managers is an underwriting management company offering general liability, professional liability and property coverages to small to mid-sized commercial risks in the excess and surplus lines insurance market through a select group of business partners. Formed in late April, 2010 was a year of building infrastructure and agency relationships, and laying the foundation for growth in 2011. Based in Richmond, VA, Verus underwrites on behalf of W. R. Berkley Corporation member insurance companies rated A+ (Superior) by A.M. Best Company, Inc.

Reinsurance

$130 million

2010 Pre-tax Income



The judicious allocation of capacity to the best opportunities for risk-adjusted return enabled our Reinsurance segment to maintain a combined ratio below 94% in 2010.

Gross Written Premium by Operating Unit
(By percentage)



Berkley Re America	62%
Lloyd's Reinsurance	15%
Fac Re	13%
B F Re	10%

Segment Data
(Dollars in millions)

	2010	2009
Total assets	$ 2,973	$ 3,142
Total revenues	$ 522	$ 487
Pre-tax income	$ 130	$ 86
GAAP combined ratio	94%	97%
Return on equity	15%	8%

Our Reinsurance units enjoyed profitable revenue growth in 2010.



C. FRED MADSEN
Senior Vice President



We firmly believe we have been successful over the long term because we have been consistently disciplined in our underwriting approach.

Reinsurance is a valuable tool for primary insurance companies that wish to manage risk. It allows them to increase capacity, reduce exposure to large individual losses or catastrophic events, access underwriting assistance on complex or unusual risks, or achieve growth or expansion into new lines of business. At the same time, it requires an extraordinary level of skill to turn the ceding company's challenge into an opportunity for the reinsurer so that both parties may benefit — the ceding company by controlling exposure, and the reinsurer by earning a profit for assuming the risk. In 2010, many of the traditional buyers of reinsurance elected to retain more of their risk, rather than ceding it into the market. As a result, we saw little movement in the market, very few pockets of increased competition, and behavior that was virtually unchanged in a meaningful way.

It is at these points in the market cycle when it is best to exercise discipline and withhold capital and capacity, so that when the right opportunities do present themselves, we are in the best possible position to optimize our advantages. In our W. R. Berkley Reinsurance units, everything is in place for us to react when that moment arrives — we have the people, the products, the capital, and the partners.

While it has been difficult to grow in the current environment, we are identifying selective opportunities where our skills, abilities, and risk appetite align well with complex client problems. Toward that end, we are selectively providing solutions to clients whose options might otherwise

be limited in today's market. While we are becoming opportunistic in some segments of the business, particularly facultative, where the market is showing some signs of desperation, we are remaining vigilant as risks increase in complexity. And as in all transactions, we maximize our profit potential by charging appropriately for the increased level of risk and we minimize our downside by crafting coverages that limit exposure to the potential of catastrophic loss.

Despite these limited opportunities, our Reinsurance units enjoyed profitable growth in 2010. Initiatives begun over the past two years, such as our entry into the property, environmental and medical malpractice lines, are now beginning to show traction. As well, enhanced marketing efforts continue to develop relationships with new clients who may not have previously been familiar with our brand, our skills, and our capabilities. As importantly, we have solidified and broadened the scope of our relationships with our most profitable existing clients.

As we move into 2011, we anticipate maintaining the caution and discipline we have characteristically exercised at these points in the market cycle. We firmly believe we have been successful over the long term because we have been consistently disciplined in our underwriting approach, and, absent any meaningful change in market demand, we will continue to warehouse our capacity and capital for improved market conditions.

OPERATING UNITS

W. R. Berkley Corporation provides other insurance companies and self-insureds with assistance in managing their net risk through reinsurance on either a portfolio basis, through treaty reinsurance, or on an individual basis, through facultative reinsurance.

Our facultative business is operated through Facultative ReSources, Inc. and B F Re Underwriters, LLC. Our treaty business is conducted through Berkley Re America, LLC. Berkley Risk Solutions, LLC provides insurance and reinsurance-based financial solutions to insurance companies and self-insureds. The segment writes on behalf of Berkley Insurance Company (BIC), one of the strongest companies in the insurance and reinsurance markets, as demonstrated by the exceptional ratings it has held throughout its history. BIC ended 2010 with $2.6 billion in policyholders surplus and an A.M. Best Co. rating of A+ (Superior) and a Standard and Poor's rating of A+ (Strong).

50% Growth

Pre-tax Income





DANIEL L. AVERY
B F Re Underwriters

B F Re Underwriters is a direct casualty facultative reinsurance underwriting manager serving clients through a nationwide network of regional offices. Its facultative reinsurance products include automatic, semi-automatic and individual risk assumed reinsurance. Since its inception, it has been distinguished by a flat organizational structure and regional operations that allow for customized solutions in local markets, rather than the broad-brush approach to products that is often commonplace in the market. In 2010, B F Re produced profitable results, selectively increasing the percentage of individual risk business in its overall portfolio in a market where it is difficult to identify opportunities that match risk appetite and total retention targets. Looking to the future, it continued to invest in people who are uniquely qualified to deliver the mutually beneficial value propositions that drive its facultative, automatic and treaty relationships with select clients. B F Re continues to expand its already diverse exposure and product appetite, which includes general liability, automobile liability, commercial and personal umbrella, professional liability, medical malpractice and a variety of subclasses within each line of business. Increased marketing efforts introduced new clients and solidified existing relationships for B F Re in 2010, as it worked with both new and long-term customers to develop new products.



GERALD S. KING
Facultative ReSources

Facultative ReSources is a leading broker market property and casualty facultative underwriting manager that provides reinsurance intermediaries and their ceding company clients with reinsurance products and a superior level of service that is recognized industry-wide. Operating in a world of adverse selection, facultative reinsurance requires an extraordinary level of skill in the underwriting process to enable the ceding company to reduce risk, and the reinsurer to earn a profit. Discipline, consistency, and the strengthening of fundamentals have therefore been the operative actions for Facultative ReSources during a particularly challenging reinsurance market in 2010. Its underwriters spent the year refining its book of business and eliminating or mitigating risks that posed greater than

$2.6 billion
Year-End Policyholders Surplus
Berkley Insurance Company



average severity due to jurisdiction, classification or exposure, while simultaneously working with its brokers to broaden its customer base and ramp up new product offerings, such as professional liability. Facultative ReSources continues to refine its analytic capabilities, drawing upon its broad base of information as an increasingly powerful tool for risk selection and pricing. While it was judicious in its use of capacity in this challenging market, it enjoyed solid performance in its 25th anniversary year as a member company of W. R. Berkley Corporation.



JON A. SCHRIBER
Berkley Re America

Berkley Re America, formerly known as Signet Star Re, is a leading broker market treaty reinsurance underwriter with a primary focus on providing solutions for insurance companies, or specific units within an insurance company, that have a successful business model built upon specialization in the products they underwrite. In 2010, Berkley Re America continued to successfully meet the challenges of a difficult market by focusing on a measured build-out of its capabilities in professional liability, medical malpractice, and property reinsurance. It continued its strategy of searching for niche opportunities less impacted by the current market and broadened its client base while reducing allocation of capacity to areas of business that did not meet its targeted returns. It coupled this strategy with focused marketing efforts which are increasingly raising the profile of the organization in the general marketplace and resulting in increased submissions from both existing customers and broader opportunities with new partners. In 2010, Berkley Re America saw a 20% increase in submissions and an addition of 25 new trading partners. The company also used the past year as an opportunity to refine its business processes, and to increase its operational efficiencies in anticipation of the market turn.

We have all the elements necessary to capitalize on market opportunities — the people, the products, the capital, and the partners.



Jeffrey E. Vosburgh
Berkley Risk Solutions

Berkley Risk Solutions specializes in sophisticated and complex casualty insurance and reinsurance transactions that provide clients with innovative solutions to their risk-based funding, capital and other strategic business goals. It considers a wide variety of submissions for self-insured, insurance and reinsurance platforms and, through other W. R. Berkley member companies, can offer to its clients the option of purchasing certain ancillary services such as claims handling. To support these efforts, Berkley Risk Solutions has assembled a team of experienced professionals who bring critical industry knowledge and transactional skill to bear in designing and structuring risk transactions that meet client objectives. Business is produced by an array of like-minded insurance and reinsurance agents, brokers and wholesalers who look to match unique client needs and objectives with equally creative products and solutions. In 2011, Berkley Risk Solutions will continue, via the broker market, to entertain a growing number of clients and help them achieve their individual goals and objectives as the insurance and reinsurance markets continue to develop and evolve.

International

$21 million

2010 Pre-tax Income



The end of 2010 saw us writing business in almost 40 countries worldwide, with branches or contact offices in 15 locations outside the U.S.

Gross Written Premium by Territory

(By percentage)



South America	37%
Europe	30%
Australia	16%
Syndicate 1967	14%
Canada	3%

Segment Data

(Dollars in millions)

	2010	2009
Total assets	$1,392	$1,119
Total revenues	$ 486	$ 352
Pre-tax income	$ 21	$ 23
GAAP combined ratio	102%	100%
Return on equity	5%	7%

2010 was a successful year for our International companies, both in terms of solidifying their market positions and growth.



STEVEN W. TAYLOR
Senior Vice President



In each of our global markets, we have applied the same long-term strategies that have been the cornerstones of our success within our domestic operations.

Since we entered the international arena in 1995 with our operations in Argentina, we have built decentralized structures that allow products and services to be tailored to each local environment. We have consistently sought out teams of talented, local professionals who understand their local markets and who share our entrepreneurial spirit and core business values. And we have then given them the autonomy to build their businesses strategically, with discipline and with a focus on risk-adjusted return.

The end of 2010 saw us operating in many of the world's major insurance and reinsurance marketplaces, writing business in almost 40 countries worldwide, with branches or contact offices in 15 locations outside the U.S. In each of these chosen marketplaces we are represented by seasoned, well-respected professionals experienced in building and managing their portfolios across a broad range of products and territories, regardless of market conditions. Supported by our decentralized operating structure, our International segment teams grew their businesses profitably in each of their respective marketplaces over the past year, in the midst of challenging economic conditions and a series of catastrophic losses suffered by the global insurance marketplace that included severe typhoons in Asia, earthquakes in South America, New Zealand, and Japan, and record-breaking floods in Australia.

Despite continuing difficult economic conditions in many of those operating territories, and the very significant, in some cases unprecedented, catastrophic losses experienced in others, 2010 was a successful year for our International companies, both in terms of solidifying their market positions and growth. While not wholly unaffected by these events, our International business did not suffer any noteworthy losses stemming from their occurrence. Their serious impact on many global insurers and reinsurers, however, combined with the ongoing low-interest environment, has led to signs that some of our international markets are beginning to firm. Our International businesses are well resourced and ideally positioned to seize these opportunities when market conditions do improve. And we continue to believe that our unique blend of ability and adaptability is a competitive advantage that no one else in our markets is able to offer.

OPERATING UNITS



EDUARDO I. LLOBET
Berkley International Latinoamérica

Business in Latin America is written through the South American member companies of **Berkley International Latinoamérica**. Through its decentralized structure of autonomous regional units, Berkley International Latinoamérica has consistently been able to identify and respond to local market needs, trends and opportunities throughout Argentina, Brazil and Uruguay, making it a leading provider of property, casualty, automobile, surety, group life and health, and workers' compensation products and services in its operating territories. 2010 was an outstanding year for Berkley International Latinoamérica, as it saw both geographic expansion and product diversification in one of the fastest growing regions in the world.

Its largest operation, **Berkley International Seguros**, offers a wide range of property casualty products in Argentina. It is a leading market for surety, engineering, cargo and personal accident lines, in which its specialized expertise and strong service capabilities have given it a clear advantage in its local territories. Despite a remarkably high rate of inflation in its operating territory, Berkley International Seguros experienced profitable growth in 2010, without losing sight of its focus on disciplined underwriting and skilled claims management, especially in its inflation-exposed lines of business.

Berkley International ART, Berkley International Latinoamérica's workers' compensation carrier in Argentina, focuses on the small to medium-sized risk. It recorded outstanding performance in 2010, despite challenges posed by recent regulatory changes in the Argentine workers' compensation market. During the year, Berkley International ART continued to broaden its client base through expanded underwriting capabilities and marketing efforts, building the foundation for further growth in 2011 and beyond.

Berkley International Seguros do Brasil provides surety products to small and medium-sized risks throughout Brazil. With branches in Rio de Janeiro, Belo Horizonte, Salvador, Curitiba and Vitória-ES, and representation in all major regions of Brazil, it is well staffed with experienced, local industry professionals to support its multi-line expansion within each territory. In 2010, its surety and engineering lines grew significantly in both volume and profit, enabling Berkley International Seguros do Brasil to emerge as one of the leading participants in those markets. Its new cargo lines, introduced earlier in the year, also showed solid growth in premium.

In its second full year of operation, **Berkley International Seguros (Uruguay)** secured its market position as a leading provider of customized property casualty insurance products and services to small and mid-sized businesses. Headquartered in Montevideo, Berkley International (Uruguay) continues to strengthen its team with experienced industry professionals who bring expertise and who build the long-term relationships that lay the foundation for future growth.



STUART WRIGHT
W. R. Berkley Insurance (Europe)

W. R. Berkley Insurance (Europe) is a U.K.-based insurer with branch offices in the United Kingdom as well as Spain, Australia, Ireland, Norway and Germany. Since its establishment in 2003, it has become known throughout the region for the quality and breadth of its products, both standard and tailored, provided to a wide variety of clients. With its roots in U.K. and European casualty lines of business, its product offering includes professional indemnity, directors' and officers' liability, medical malpractice, general liability, personal accident and travel, engineering and construction and, more recently, marine, cargo, and commercial property and casualty packages. In 2010, W. R. Berkley (Europe) continued to focus its growing branch structure and product lines on serving customer needs in its expanding markets. 2010 saw the establishment of a new German office base in Cologne that began writing business late in the year, and the emergence of its recently established Norwegian branch as a profit center. Through its new and existing branches, it has also extended its product offerings to include the marine classes of hull and cargo in Norway; surety in Spain and Germany; and commercial property casualty packages in both Norway and Germany.

W. R. Berkley (Europe) enters 2011 with renewed optimism, as market conditions in its operating territories show signs of gradual improvement. Its leadership team, with its collective knowledge of distribution channels, market practices and legal environments, has a proven record of skillfully navigating the diverse European insurance marketplace, while seeking opportunities that align well with its core values and operating principles. W. R. Berkley (Europe) looks forward to future expansion of its European operations, locations and product lines as it identifies and attracts like-minded professionals who share its underwriting discipline and focus on risk-adjusted return.



Michael A. Sibthorpe
Syndicate 1967 at Lloyd's

2010 was the first full year of operation for W. R. Berkley's **Syndicate 1967 at Lloyd's**, which began underwriting in June 2009. In contrast to most other W. R. Berkley businesses, the Syndicate's focus is on lines of business more global in nature where access to Lloyd's diverse and far-reaching distribution platforms will allow us to further expand our international reach. It also actively works with selected W. R. Berkley member companies globally to access business for which the Lloyd's platform and unique distribution structure are felt to be best suited. In 2010, significant progress was made in establishing the Syndicate's capabilities in a number of specific markets. Its highly experienced team of underwriters has, in a relatively short period of time, led it to become a recognized lead insurer for complex, risk-managed and technical portfolios of commercial risks globally.

Despite a competitive market environment during the year, Syndicate 1967 has selectively written a significant amount of premium while maintaining a disciplined risk appetite during this part of the market cycle. For 2011, it has underwriting capacity of approximately $150 million approved by Lloyd's and will continue to grow its business where acceptable returns can be achieved, such as a specialized book of marine business, in addition to its established books of accident and commercial property classes. In quite challenging market conditions throughout both 2009 and 2010, Syndicate 1967 achieved solid underwriting returns across its chosen lines of business. With its commitment to a superior risk-adjusted return on capital, its underwriters continue to build its business in a measured, disciplined manner, retaining capacity and flexibility to grow strongly when opportunities arise.



K. Grant Robson
Berkley Re Australia and
Berkley Re Asia

Berkley Re Australia and **Berkley Re Asia**, comprising the Australian, Hong Kong, and Singapore branches of Berkley Insurance Company respectively, provide property and casualty reinsurance to the vast Asia Pacific insurance marketplace. With offices in Brisbane, Sydney, Hong Kong, and Singapore, each entity focuses on excess of loss reinsurance, targeting both property and casualty treaty and facultative contracts, and maintains a multiple distribution channel strategy that includes direct, brokers, managing general agents, captives, self-insureds, and government entities. In 2010, its Asia Pacific operations continued to grow and expand in the region with the establishment of a new representative office in Auckland, New Zealand, and with the licensing and establishment of a full-service underwriting office in the key regional hub of Singapore. Berkley Re Asia's product offerings were also expanded with the addition of regional Singapore-based engineering specialists to address the growing construction and engineering business

Our unique blend of ability and adaptability is a competitive advantage no one else in our markets is able to offer.

throughout the region. During 2010, the Asia Pacific operations retained strict underwriting discipline and a specialty casualty focus in a very challenging marketplace, declining to participate in lines and markets where its targeted returns could not be reached.

The numerous catastrophic natural peril events that occurred throughout the Asia Pacific insurance and reinsurance marketplaces and communities during the fall of 2010 and into 2011 are collectively seen as game changers. As the economic and insured losses arising from these events, totaling well in excess of $30 billion, excluding Japan, are now impacting both buyers' and sellers' perceptions of risk, it is widely anticipated that market conditions will improve through 2011 and beyond. Although catastrophic property risk is not a core product for either Berkley Re Australia or Berkley Re Asia, their preferred products will likely see some demonstrable price correction as the economic impact of these losses filters through the industry.



MICHAEL S. MCLACHLAN
Berkley Canada

Berkley Canada underwrites specialty, casualty and surety lines of business on behalf of the Canadian branch of Berkley Insurance Company. Specializing in commercial casualty and professional liability, it offers a broad portfolio of risk products tailored to meet the needs of customers through the independent broker community in Canada. Its product lines include commercial general liability, umbrella, professional liability, directors' and officers' liability, commercial property, and surety. In addition to its standard writings, it specializes in niche products for specific industries such as technology and life sciences businesses. Berkley Canada continued to mature and develop as an organization in its second full year of operation in 2010, with the goal of becoming a leading specialty writer in the Canadian marketplace. Its Toronto office, together with the recently opened offices of Berkley Insurance Company in Vancouver and Montreal, is well positioned to serve clients nationwide with a seasoned team of experienced industry professionals. During 2010, Berkley Canada expanded its trading relationships to over 200 leading retail brokers throughout Canada, allowing the company to take full advantage of all growth opportunities that present themselves in 2011.

Comparison of Cumulative Total Return

Based on an initial investment of $100 on January 01, 2006 with dividends reinvested.



	Dec 05	Dec 06	Dec 07	Dec 08	Dec 09	Dec 10
W. R. Berkley Corporation	$ 100.00	$ 109.17	$ 94.91	$ 99.57	$ 79.95	$ 89.75
S&P 500®	$ 100.00	$ 115.79	$ 122.16	$ 76.96	$ 97.33	$ 111.99
Custom Composite Index (9 Stocks)	$ 100.00	$ 115.25	$ 112.71	$ 87.29	$ 99.15	$ 117.53

The Custom Composite Index consists of ACE, Ltd., Chubb Corporation, Cincinnati Financial Corporation, CNA Financial Corporation, Everest Re Group, Ltd., HCC Insurance Holdings Inc., Markel Corporation, The Travelers Companies, Inc., XL Group plc.

© 2010 S&P, a division of The McGraw-Hill Companies Inc. All rights reserved.

FINANCIAL DATA
TABLE OF CONTENTS

52 Financial Data

53 Management's Discussion and Analysis

78 Reports of Independent Registered Public Accounting Firm

80 Consolidated Statements of Income

81 Consolidated Balance Sheets

82 Consolidated Statements of Stockholders' Equity

82 Consolidated Statements of Comprehensive Income

83 Consolidated Statements of Cash Flows

84 Notes to Consolidated Financial Statements

FINANCIAL DATA
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Years ended December 31,	2010	2009	2008	2007	2006
Net premiums written	$ 3,850,926	$ 3,730,095	$ 4,033,899	$ 4,575,989	$ 4,818,993
Net premiums earned	3,835,582	3,805,849	4,289,580	4,663,701	4,692,622
Net investment income	538,698	552,561	537,033	634,386	549,030
Income (losses) from investment funds	(8,173)	(173,553)	(3,553)	38,274	37,145
Insurance service fees	85,405	93,245	102,856	97,689	104,812
Net investment gains (losses)	56,581	(38,408)	(356,931)	49,696	9,648
Revenues from wholly-owned investees	214,454	189,347	137,280	102,846	–
Total revenues	4,724,069	4,431,178	4,708,808	5,588,397	5,394,831
Interest expense	106,969	87,989	84,623	88,996	92,522
Income before income taxes	603,305	382,230	326,322	1,092,392	988,645
Income tax expense	(153,739)	(73,150)	(44,919)	(323,070)	(286,398)
Noncontrolling interests	(279)	(23)	(262)	(3,083)	(2,729)
Net income to common stockholders	449,287	309,057	281,141	766,239	699,518
Data per common share:					
Net income per basic share	3.02	1.93	1.68	4.05	3.65
Net income per diluted share	2.90	1.86	1.62	3.90	3.46
Stockholders' equity	26.26	22.97	18.87	19.92	17.30
Cash dividends declared	0.27	0.24	0.23	0.20	0.16
Weighted average shares outstanding:					
Basic	148,752	160,357	166,956	188,981	191,809
Diluted	155,081	166,574	173,454	196,698	201,961
Balance sheet data as of year end:					
Investments	$12,995,393	$13,050,238	$11,143,281	$11,956,717	$11,172,684
Total assets	17,528,547	17,328,596	16,121,158	16,820,005	15,656,489
Reserves for losses and loss expenses	9,016,549	9,071,671	8,999,596	8,678,034	7,784,269
Junior subordinated debentures	242,784	249,793	249,584	249,375	241,953
Senior notes and other debt	1,500,419	1,345,481	1,021,869	1,121,793	869,187
Common stockholders' equity	3,702,876	3,596,067	3,046,319	3,592,368	3,335,159

PAST PRICES OF COMMON STOCK
THE COMMON STOCK OF THE COMPANY IS TRADED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "WRB".

	Price Range		Dividends
	High	Low	Declared Per Share
2010			
Fourth Quarter	$28.83	$26.19	$0.07
Third Quarter	27.66	25.63	0.07
Second Quarter	28.13	25.69	0.07
First Quarter	26.75	23.89	0.06
2009			
Fourth Quarter	$26.15	$23.30	$0.06
Third Quarter	26.26	20.82	0.06
Second Quarter	25.18	21.05	0.06
First Quarter	31.07	18.59	0.06

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

W. R. Berkley Corporation is an insurance holding company that is among the largest commercial lines writers in the United States and operates in five business segments: Specialty, Regional, Alternative Markets, Reinsurance and International. Our decentralized structure provides us with the flexibility to respond to local or specific market conditions and to pursue specialty business niches. It also allows us to be closer to our customers in order to better understand their individual needs and risk characteristics. While providing our business units with certain operating autonomy, our structure allows us to capitalize on the benefits of economies of scale through centralized capital, investment and reinsurance management, and actuarial, financial and corporate legal staff support. The Company's primary sources of revenues and earnings are its insurance operations and its investments.

Nineteen of our operating units have been formed since 2006 to capitalize on various business opportunities. These newer units are focused on important parts of the economy in the U.S., including healthcare, energy and agriculture, and on growing international markets, including Australia, Southeast Asia and South America.

The profitability of the Company's insurance business is affected primarily by the adequacy of premium rates. The ultimate adequacy of premium rates is not known with certainty at the time a property casualty insurance policy is issued because premiums are determined before claims are reported. The ultimate adequacy of premium rates is affected mainly by the severity and frequency of claims, which are influenced by many factors, including natural and other disasters, regulatory measures and court decisions that define and change the extent of coverage and the effects of economic inflation on the amount of compensation for injuries or losses. General insurance prices are also influenced by available insurance capacity, i.e., the level of policyholders' surplus employed in the industry, and the industry's willingness to deploy that capital.

Beginning in 2005, the property casualty insurance market became more competitive and insurance rates decreased across most business lines. Increased competition and the impact of the economic downturn also put pressure on policy terms and conditions. Although price levels were generally stable in 2009 and 2010, current market price levels for certain lines of business remain below the prices required for the Company to achieve its return objectives. As property casualty insurance became more competitive, insurance rates decreased across most business lines from 2005 through 2008. Although this trend began to moderate in 2009 and pricing has stabilized in most areas, current market price levels for certain lines of business remain below the prices required for the Company to achieve its return objectives. Price changes are reflected in the Company's results over time as premiums are earned.

The Company's profitability is also affected by its investment income. The Company's invested assets, which are derived from its own capital and cash flow from its insurance business, are invested principally in fixed maturity securities. The return on fixed maturity securities is affected primarily by general interest rates, which are at historically low levels, as well as the credit quality and duration of the securities. The Company also invests in equity securities, merger arbitrage, private equity investments and real estate related investments.

CRITICAL ACCOUNTING ESTIMATES

The following presents a discussion of accounting policies and estimates relating to reserves for losses and loss expenses, assumed premiums and other-than-temporary impairments of investments. Management believes these policies and estimates are the most critical to its operations and require the most difficult, subjective and complex judgments.

Reserves for Losses and Loss Expenses. To recognize liabilities for unpaid losses, either known or unknown, insurers establish reserves, which is a balance sheet account representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred. Estimates and assumptions relating to reserves for losses and loss expenses are based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting and actuarial measurements. Such estimates are also susceptible to change as

significant periods of time may elapse between the occurrence of an insured loss, the report of the loss to the insurer, the ultimate determination of the cost of the loss and the insurer's payment of that loss.

In general, when a claim is reported, claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. The estimate represents an informed judgment based on general reserving practices and reflects the experience and knowledge of the claims personnel regarding the nature and value of the specific type of claim. Reserves are also established on an aggregate basis to provide for losses incurred but not reported ("IBNR") to the insurer, potential inadequacy of case reserves and the estimated expenses of settling claims, including legal and other fees and general expenses of administrating the claims adjustment process. Reserves are established based upon the then current legal interpretation of coverage provided.

In examining reserve adequacy, several factors are considered in addition to the economic value of losses. These factors include historical data, legal developments, changes in social attitudes and economic conditions, including the effects of inflation. The actuarial process relies on the basic assumption that past experience, adjusted judgmentally for the effects of current developments and anticipated trends, is an appropriate basis for predicting future outcomes. Reserve amounts are necessarily based on management's informed estimates and judgments using currently available data. As additional experience and other data become available and are reviewed, these estimates and judgments may be revised. This may result in reserve increases or decreases that would be reflected in our results in periods in which such estimates and assumptions are changed.

The risk and complexity of estimating loss reserves have increased under the current financial market conditions. It is especially difficult to estimate the impact of inflation on loss reserves given the current economic environment and related government actions. Whereas a slowing economy would generally lead to lower inflation or even deflation, increased government spending would generally lead to higher inflation. A change in our assumptions regarding inflation would result in reserve increases or decreases that would be reflected in our operations in periods in which such assumptions are changed.

Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what management expects the ultimate settlement and claim administration will cost. While the methods for establishing reserves are well tested over time, some of the major assumptions about anticipated loss emergence patterns are subject to unanticipated fluctuation. These estimates, which generally involve actuarial projections, are based on management's assessment of facts and circumstances then known, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors, including the actions of third parties which are beyond the Company's control. These variables are affected by external and internal events, such as inflation and economic volatility, judicial and litigation trends, reinsurance coverage, legislative changes and claim handling and reserving practices, which make it more difficult to accurately predict claim costs. The inherent uncertainties of estimating reserves are greater for certain types of liabilities where long periods of time elapse before a definitive determination of liability is made. Because setting reserves is inherently uncertain, the Company cannot provide assurance that its current reserves will prove adequate in light of subsequent events.

Loss reserves included in the Company's financial statements represent management's best estimates based upon an actuarially derived point estimate and other considerations. The Company uses a variety of actuarial techniques and methods to derive an actuarial point estimate for each operating unit. These methods include paid loss development, incurred loss development, paid and incurred Bornhuetter-Ferguson methods and frequency and severity methods. In circumstances where one actuarial method is considered more credible than the others, that method is used to set the point estimate. For example, the paid loss and incurred loss development methods rely on historical paid and incurred loss data. For new lines of business, where there is insufficient history of paid and incurred claims data, or in circumstances where there have been significant changes in claim practices, the paid and incurred loss development methods would be less credible than other actuarial methods. The actuarial point estimate may also be based on a

judgmental weighting of estimates produced from each of the methods considered. Industry loss experience is used to supplement the Company's own data in selecting "tail factors" and in areas where the Company's own data is limited. The actuarial data is analyzed by line of business, coverage and accident or policy year, as appropriate, for each operating unit.

The establishment of the actuarially derived loss reserve point estimate also includes consideration of qualitative factors that may affect the ultimate losses. These qualitative considerations include, among others, the impact of re-underwriting initiatives, changes in the mix of business, changes in distribution sources and changes in policy terms and conditions. Examples of changes in terms and conditions that can have a significant impact on reserve levels are the use of aggregate policy limits, the expansion of coverage exclusions, whether or not defense costs are within policy limits, and changes in deductibles and attachment points.

The key assumptions used to arrive at the best estimate of loss reserves are the expected loss ratios, rate of loss cost inflation, and reported and paid loss emergence patterns. Expected loss ratios represent management's expectation of losses at the time the business is written, before any actual claims experience has emerged. This expectation is a significant determinant of the estimate of loss reserves for recently written business where there is little paid or incurred loss data to consider. Expected loss ratios are generally derived from historical loss ratios adjusted for the impact of rate changes, loss cost trends and known changes in the type of risks underwritten. Expected loss ratios are estimated for each key line of business within each operating unit. Expected loss cost inflation is particularly important for the long-tail lines, such as excess casualty, and claims with a high medical component, such as workers' compensation. Reported and paid loss emergence patterns are used to project current reported or paid loss amounts to their ultimate settlement value. Loss development factors are based on the historical emergence patterns of paid and incurred losses, and are derived from the Company's own experience and industry data. The paid loss emergence pattern is also significant to excess and assumed workers' compensation reserves because those reserves are discounted to their estimated present value based upon such estimated payout patterns. Management believes the estimates and assumptions it makes in the reserving process provide the best estimate of the ultimate cost of settling claims and related expenses with respect to insured events which have occurred; however, different assumptions and variables could lead to significantly different reserve estimates.

Loss frequency and severity are measures of loss activity that are considered in determining the key assumptions described in our discussion of loss and loss expense reserves, including expected loss ratios, rate of loss cost inflation and reported and paid loss emergence patterns. Loss frequency is a measure of the number of claims per unit of insured exposure, and loss severity is a measure of the average size of claims. Factors affecting loss frequency include the effectiveness of loss controls and safety programs and changes in economic activity or weather patterns. Factors affecting loss severity include changes in policy limits, retentions, rate of inflation and judicial interpretations.

Another factor affecting estimates of loss frequency and severity is the loss reporting lag, which is the period of time between the occurrence of a loss and the date the loss is reported to the Company. The length of the loss reporting lag affects our ability to accurately predict loss frequency (loss frequencies are more predictable for lines with short reporting lags) as well as the amount of reserves needed for incurred but not reported losses (less IBNR is required for lines with short reporting lags). As a result, loss reserves for lines with short reporting lags are likely to have less variation from initial loss estimates. For lines with short reporting lags, which include commercial automobile, primary workers' compensation, other liability (claims-made) and property business, the key assumption is the loss emergence pattern used to project ultimate loss estimates from known losses paid or reported to date. For lines of business with long reporting lags, which include other liability (occurrence), products liability, excess workers' compensation and liability reinsurance, the key assumption is the expected loss ratio since there is often little paid or incurred loss data to consider. Historically, the Company has experienced less variation from its initial loss estimates for lines of businesses with short reporting lags than for lines of business with long reporting lags.

The key assumptions used in calculating the most recent estimate of the loss reserves are reviewed each quarter and adjusted, to the extent necessary, to reflect historical changes, current trends and other factors observed. If the actual level of loss frequency and severity are higher or lower than expected, the ultimate losses will be different than management's estimate. The following table reflects the impact of changes (which could be favorable or unfavorable) in frequency and severity on our loss estimate for claims occurring in 2010 (dollars in thousands):

	Frequency (+/-)		
Severity (+/-)	1%	5%	10%
1%	50,450	151,851	278,603
5%	151,851	257,268	389,040
10%	278,603	389,040	527,086

Our net reserves for losses and loss expenses of $8.0 billion as of December 31, 2010 relate to multiple accident years. Therefore, the impact of changes in frequency or severity for more than one accident year could be higher or lower than the amounts reflected above.

Approximately $1.5 billion, or 19%, of the Company's net loss reserves as of December 31, 2010 relate to our reinsurance segment. There is a higher degree of uncertainty and greater variability regarding estimates of assumed loss reserves because those estimates are based, in part, upon information received from ceding companies. If information received from ceding companies is not timely or correct, the Company's estimate of ultimate losses may not be accurate. Furthermore, due to delayed reporting of claim information by ceding companies, the claim settlement tail for assumed reinsurance is extended. Management considers the impact of delayed reporting in its selection of assumed loss development factors.

Information received from ceding companies is used to set initial expected loss ratios, to establish case reserves and to estimate reserves for incurred but not reported losses on assumed reinsurance business. This information, which is generally provided through reinsurance intermediaries, is gathered through the underwriting process and from periodic claim reports and other correspondence with ceding companies. The Company performs underwriting and claim audits of selected ceding companies to determine the accuracy and completeness of information provided to the Company. The information received from the ceding companies is supplemented by the Company's own loss development experience with similar lines of business as well as industry loss trends and loss development benchmarks.

Following is a summary of the Company's reserves for losses and loss expenses by business segment as of December 31, 2010 and 2009:

(Dollars in thousands)	2010	2009
Specialty	$2,883,823	$2,972,562
Regional	1,285,004	1,341,451
Alternative Markets	1,867,470	1,771,114
Reinsurance	1,507,353	1,699,052
International	455,871	363,603
Net reserves for losses and loss expenses	7,999,521	8,147,782
Ceded reserves for losses and loss expenses	1,017,028	923,889
Gross reserves for losses and loss expenses	$9,016,549	$9,071,671

Following is a summary of the Company's net reserves for losses and loss expenses by major line of business as of December 31, 2010 and 2009:

(Dollars in thousands)	Reported Case Reserves	Incurred But Not Reported	Total
December 31, 2010			
General liability	$ 873,553	$2,038,814	$2,912,367
Workers' compensation	1,188,117	1,022,331	2,210,448
Commercial automobile	325,686	173,247	498,933
International	195,981	259,890	455,871
Other	158,794	255,755	414,549
Total primary	2,742,131	3,750,037	6,492,168
Reinsurance	639,997	867,356	1,507,353
Total	$3,382,128	$4,617,393	$7,999,521
December 31, 2009			
General liability	$ 845,889	$2,159,611	$3,005,500
Workers' compensation	1,094,800	1,019,552	2,114,352
Commercial automobile	393,534	196,060	589,594
International	145,807	217,796	363,603
Other	143,336	232,345	375,681
Total primary	2,623,366	3,825,364	6,448,730
Reinsurance	688,593	1,010,459	1,699,052
Total	$3,311,959	$4,835,823	$8,147,782

Reserves for primary and excess workers' compensation business are net of an aggregate net discount of $898 million and $877 million as of December 31, 2010 and 2009, respectively.

The following table presents development in our estimate of claims occurring in prior years:

	For the Year Ended December 31,	
(Dollars in thousands)	2010	2009
Favorable reserve development:		
Specialty	$ 99,447	$ 75,501
Regional	83,732	52,294
Alternative Markets	22,158	49,346
Reinsurance	46,816	49,040
International	1,095	7,827
Total favorable reserve development	253,248	234,008
Premium offsets[1]:		
Specialty	(134)	(6,598)
Alternative Markets	1,485	(4,174)
Reinsurance	(20,558)	(33,036)
Net development	$234,041	$190,200

(1) Represents portion of reserve development that was offset by an increase (decrease) in earned premiums.

For the year ended December 31, 2010, estimates for claims occurring in prior years decreased by $253 million, before premium offsets, and by $234 million, net of premium offsets. The favorable reserve development in 2010 was primarily attributable to accident years 2005 through 2009, partially offset by unfavorable reserve development in earlier years. The changes in prior year loss reserve estimates are generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims and aggregate claim trends.

Specialty — The majority of the favorable reserve development for the Specialty segment during 2010 and 2009 was associated with excess and surplus ("E&S") business. E&S insurers are free from rate and form regulation and generally charge higher rates for business than those that are charged in the "standard" market. Beginning in 2003, the E&S business began to experience improved claim frequency (i.e., a lower number of reported claims per unit of exposure). One reason for the lower number of claims was the Company's introduction of more restrictive policy language which included additional exclusions that eliminated claims that would have previously been covered, particularly for the Company's building contractor business. In addition, as standard carriers tightened their underwriting criteria, the Company benefited from an influx of accounts from the standard market to the E&S market during these years. The more restrictive policy language and the influx of standard market business resulted in an improved risk profile within the E&S business and a reduction in loss costs that was not expected at the time loss reserves were initially established. We began to recognize those trends in 2007 and have continued to reduce our estimates of ultimate claim costs since then as the magnitude of the frequency trends has become more evident. The favorable reserve development in 2010 was primarily attributable to accident years 2006 through 2009. The favorable reserve development in 2009 was primarily attributable to accident years 2004 through 2007.

Regional — The favorable reserve development for the Regional segment during 2010 was primarily related to commercial multi-peril, commercial automobile and workers' compensation business. The favorable reserve development resulted mainly from lower loss emergence on known case reserves relative to historical levels. The favorable reserve development also reflects lower than anticipated claim frequency on commercial automobile business, which the Company believes is due, in part, to a reduction in miles driven by insured vehicles as a result of the economic downturn. The favorable reserve development in 2010 was primarily attributable to accident years 2007 through 2009.

Alternative Markets — The favorable reserve development for the Alternative Markets segment during 2010 and 2009 was primarily related to workers' compensation business written in California and to medical excess business. From 2003 to 2005, the State of California enacted various legislative reforms whose impact on workers' compensation costs was uncertain at the time. As actual claims data has emerged, and interpretation of the reforms through case law has evolved, it has become clear that the impact of the reforms was greater than initially expected, resulting in favorable reserve development.

The Company began its excess medical business in 2002, and its initial loss estimates were based primarily on industry data and benchmarks. As the Company's excess medical business has matured, the Company has been able to use its own database and experience to estimate loss reserves. The Company's database and experience indicate that losses are likely to be lower than what was expected when loss reserves were initially established. The favorable reserve development in 2010 and 2009 resulted from a continuation of those trends.

Reinsurance — Estimates for claims occurring in prior years decreased by $26 million, net of premium offsets during 2010. The majority of the favorable development for the Reinsurance segment during 2010 was related to the Company's participation in a Lloyd's of London syndicate. The favorable development resulted from a re-evaluation of the syndicate's loss reserves for underwriting years 2008 through 2009 in connection with its annual year-end review of loss reserves that was completed in the first quarter of 2010.

Loss Reserve Discount — The Company discounts its liabilities for excess and assumed workers' compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company's loss payout experience. For non-proportional business, reserves for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve. For proportional business, reserves for losses and loss expenses have been discounted at the statutory rate permitted by the Department of Insurance of the State of Delaware of 2.5%. As of December 31, 2010, the aggregate blended discount rates ranged from 2.5% to 6.5%, with a weighted average discount rate of 4.4%. The aggregate net discount, after reflecting the effects of ceded reinsurance, was $898 million and $877 million as of December 31, 2010 and 2009, respectively.

Assumed Reinsurance Premiums. The Company estimates the amount of assumed reinsurance premiums that it will receive under treaty reinsurance agreements at the inception of the contracts. These premium estimates are revised as the actual amount of assumed premiums is reported to the Company by the ceding companies. As estimates of assumed premiums are made or revised, the related amount of earned premium, commissions and incurred losses associated with those premiums are recorded. Estimated assumed premiums receivable were approximately $58 million at December 31, 2010 and 2009. The assumed premium estimates are based upon terms set forth in the reinsurance agreement, information received from ceding companies during the underwriting and negotiation of the agreement, reports received from ceding companies and discussions and correspondence with reinsurance intermediaries. The Company also considers its own view of market conditions, economic trends and experience with similar lines of business. These premium estimates represent management's best estimate of the ultimate amount of premiums to be received under its assumed reinsurance agreements.

Other-Than-Temporary Impairments (OTTI) of Investments. The cost of securities is adjusted where appropriate to include a provision for decline in value which is considered to be other-than-temporary. An other-than-temporary decline is considered to occur in investments where there has been a sustained reduction in fair value and where the Company does not expect the fair value to recover prior to the time of sale or maturity. Since equity securities do not have a contractual cash flow or maturity, the Company considers whether the price of an equity security is expected to recover within a reasonable period of time.

The Company classifies its fixed maturity securities and preferred stocks by credit rating, primarily based on ratings assigned by credit rating agencies. For purposes of classifying securities with different ratings, the Company uses the lower rating if two ratings were assigned and the middle rating if three ratings were assigned, unless the Company's own analysis indicates that the lower rating is more appropriate. Securities that are not rated by a rating agency are evaluated and classified by the Company on a case-by-case basis.

Fixed Maturity Securities — For securities that we intend to sell or, more likely than not, would be required to sell, a decline in value below amortized cost is considered to be OTTI. The amount of OTTI is equal to the difference between amortized cost and fair value at the balance sheet date. For securities that we do not intend to sell or expect to be required to sell, a decline in value below amortized cost is considered to be an OTTI if we do not expect to recover the entire amortized cost basis of a security (i.e., the present value of cash flows expected to be collected is less than the amortized cost basis of the security).

The portion of the decline in value considered to be a credit loss (i.e., the difference between the present value of cash flows expected to be collected and the amortized cost basis of the security) is recognized in earnings. The portion of the decline in value not considered to be a credit loss (i.e., the difference in the present value of cash flows expected to be collected and the fair value of the security) is recognized in other comprehensive income.

Impairment assessments for structured securities, including mortgage-backed securities and asset-backed securities, collateralized debt obligations and corporate debt, are generally evaluated based on the performance of the underlying collateral under various economic and default scenarios that may involve subjective judgments and estimates by management. Modeling these securities involves various factors, such as projected default rates, the nature and realizable value of the collateral, if any, the ability of the issuer to make scheduled payments, historical performance and other relevant economic and performance factors. If an OTTI determination is made, a discounted cash flow analysis is used to ascertain the amount of the credit impairment.

The following table provides a summary of all fixed maturity securities in an unrealized loss position as of December 31, 2010:

(Dollars in thousands)	Number of Securities	Aggregate Fair Value	Unrealized Loss
Unrealized loss less than 20% of amortized cost	280	$2,021,852	$75,686
Unrealized loss of 20% or greater:			
Twelve months and longer	11	51,819	19,322
Total	291	$2,073,671	$95,008

A summary of the Company's non-investment grade fixed maturity securities that were in an unrealized loss position at December 31, 2010 is presented in the table below:

(Dollars in thousands)	Number of Securities	Aggregate Fair Value	Gross Unrealized Loss
Unrealized loss less than $5 million:			
Mortgage-backed securities	12	$ 91,747	$ 7,835
Corporate	12	77,265	5,068
State and municipal	3	28,590	3,854
Unrealized loss $5 million or more			
Mortgage-backed security[1]	1	31,450	5,550
Total	28	$229,052	$22,307

(1) This investment is secured by 95 properties comprising approximately 30 million square feet of office space located primarily in Boston, Northern California and Los Angeles. The current debt maturity of February 2012 can be extended at the borrower's option through February 2014 provided that there is no continuing default. The Company believes the amount of outstanding debt for the Company's debt layer and all debt layers senior to the Company's debt layer to be below the current fair values for the underlying properties. Based on the portfolio's stable performance (e.g., occupancy rates, lease terms and debt service coverage) and on there being substantial subordinate capital, the Company does not consider the investment to be OTTI.

The Company has evaluated its fixed maturity securities in an unrealized loss position and believes the unrealized losses are due primarily to temporary market and sector-related factors rather than to issuer-specific factors. None of these securities are delinquent or in default on financial covenants. Based on its assessment of these issuers, the Company expects them to continue to meet their contractual payment obligations as they become due and does not consider any of these securities to be OTTI.

Preferred Stocks — At December 31, 2010, there were eight preferred stocks in an unrealized loss position, with an aggregate fair value of $104 million and a gross unrealized loss of $11 million. Three of those preferred stocks with an aggregate fair value of $15 million and a gross unrealized loss of $5 million are rated non-investment grade. The Company does not consider any of the preferred stocks to be OTTI.

Common Stocks — At December 31, 2010, there were four common stocks in an unrealized loss position with an aggregate fair value of $59 million and an aggregate unrealized loss of $1 million. The Company does not consider any of these securities to be OTTI.

Loans Receivable — The Company monitors the performance of its loans receivable, including current market conditions for each loan and the ability to collect principal and interest. For loans where the Company determines it is probable that the contractual terms will not be met, a valuation reserve is established with a corresponding charge to net realized capital losses. Loans receivable are reported net of a valuation reserve of $20 million and $14 million at December 31, 2010 and 2009, respectively.

Fair Value Measurements. The Company's fixed maturity and equity securities available for sale and its trading account securities are carried at fair value. Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for similar assets in active markets. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs may only be used to measure fair value to the extent that observable inputs are not available. The fair value of the vast majority of the Company's portfolio is based on observable data (other than quoted prices) and, accordingly, is classified as Level 2.

In classifying particular financial securities in the fair value hierarchy, the Company uses its judgment to determine whether the market for a security is active and whether significant pricing inputs are observable. The Company determines the existence of an active market by assessing whether transactions occur with sufficient frequency and

volume to provide reliable pricing information. The Company determines whether inputs are observable based on the use of such information by pricing services and external investment managers, the uninterrupted availability of such inputs, the need to make significant adjustments to such inputs and the volatility of such inputs over time. If the market for a security is determined to be inactive or if significant inputs used to price a security are determined to be unobservable, the security is categorized in Level 3 of the fair value hierarchy.

Because many fixed maturity securities do not trade on a daily basis, the Company utilizes pricing models and processes which may include benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Market inputs used to evaluate securities include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. Quoted prices are often unavailable for recently issued securities, securities that are infrequently traded or securities that are only traded in private transactions. For publicly traded securities for which quoted prices are unavailable, the Company determines fair value based on independent broker quotations and other observable market data. For securities traded only in private negotiations, the Company determines fair value based primarily on the cost of such securities, which is adjusted to reflect prices of recent placements of securities of the same issuer, financial data, projections and business developments of the issuer and other relevant information.

The following table summarizes pricing methods for fixed maturity securities available for sale as of December 31, 2010 (dollars in thousands):

	Carrying Value	Percent of Total
Pricing source:		
Independent pricing services	$10,590,625	95.5%
Syndicate manager	100,125	0.9%
Directly by the Company based on:		
Observable data	315,698	2.8%
Cash flow model	86,711	0.8%
Total	$11,093,159	100.0%

Independent pricing services — The vast majority of the Company's fixed maturity securities available for sale were priced by independent pricing services (generally one U.S. pricing service plus additional pricing services with respect to a limited number of foreign securities held by the Company). The prices provided by the independent pricing services are generally based on observable market data in active markets (e.g., broker quotes and prices observed for comparable securities). The determination of whether markets are active or inactive is based upon the volume and level of activity for a particular asset class. The Company reviews the prices provided by pricing services for reasonableness based upon current trading levels for similar securities. If the prices appear unusual to the Company, they are re-examined and the value is either confirmed or revised. In addition, the Company periodically performs independent price tests of a sample of securities to ensure proper valuation and to verify our understanding of how securities are priced. As of December 31, 2010, the Company did not make any adjustments to the prices provided by the pricing services. Based upon the Company's review of the methodologies used by the independent pricing services, these securities were classified as Level 2.

Syndicate manager — The Company has a 15% participation in a Lloyd's syndicate, and the Company's share of the securities owned by the syndicate is priced by the syndicate's manager. The majority of the securities are liquid, short duration fixed maturity securities. The Company reviews the syndicate manager's pricing methodology and audited financial statements and holds discussions with the syndicate manager as necessary to confirm its understanding and agreement with security prices. Based upon the Company's review of the methodologies used by the syndicate manager, these securities were classified as Level 2.

Observable data — If independent pricing is not available, the Company prices the securities directly. Prices are based on observable market data where available, including current trading levels for similar securities and non-binding quotations from brokers. The Company generally requests two or more quotes. If more than one quote is received, the Company sets a price within the range of quotes received based on its assessment of the credibility of the quote and its own evaluation of the security. The Company generally does not adjust quotes obtained from brokers. Since these securities were priced based on observable data, they were classified as Level 2.

Cash flow model — If the above methodologies are not available, the Company prices securities using a discounted cash flow model based upon assumptions as to prevailing credit spreads, interest rates and interest rate volatility, time to maturity and subordination levels. Discount rates are adjusted to reflect illiquidity where appropriate. These securities were classified as Level 3.

Results of Operations for the Years Ended December 31, 2010 and 2009

BUSINESS SEGMENT RESULTS

Following is a summary of gross and net premiums written, premiums earned, loss ratios (losses and loss expenses incurred expressed as a percentage of premiums earned), expense ratios (underwriting expenses expressed as a percentage of premiums earned) and United States Generally Accepted Accounting Principles ("GAAP") combined ratios (sum of loss ratio and expense ratio) for each of our business segments for the years ended December 31, 2010 and 2009. The GAAP combined ratio represents a measure of underwriting profitability, excluding investment income. A GAAP combined ratio in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit.

(Dollars in thousands)	2010	2009
SPECIALTY		
Gross premiums written	$1,525,856	$1,464,205
Net premiums written	1,311,831	1,260,451
Premiums earned	1,288,373	1,354,355
Loss ratio	58.3%	61.9%
Expense ratio	32.7%	31.1%
GAAP combined ratio	91.0%	93.0%
REGIONAL		
Gross premiums written	$1,160,136	$1,229,786
Net premiums written	1,044,347	1,081,100
Premiums earned	1,066,922	1,116,871
Loss ratio	60.7%	61.4%
Expense ratio	35.9%	34.2%
GAAP combined ratio	96.6%	95.6%
ALTERNATIVE MARKETS		
Gross premiums written	$ 702,717	$ 664,749
Net premiums written	582,045	589,637
Premiums earned	608,191	597,932
Loss ratio	67.6%	63.4%
Expense ratio	25.6%	25.8%
GAAP combined ratio	93.2%	89.2%
REINSURANCE		
Gross premiums written	$ 425,297	$ 455,968
Net premiums written	401,239	423,425
Premiums earned	419,356	411,511
Loss ratio	52.5%	57.9%
Expense ratio	41.0%	39.1%
GAAP combined ratio	93.5%	97.0%

(Dollars in thousands)	2010	2009
INTERNATIONAL		
Gross premiums written	$ 602,071	$ 438,731
Net premiums written	511,464	375,482
Premiums earned	452,740	325,180
Loss ratio	61.8%	59.9%
Expense ratio	40.4%	40.2%
GAAP combined ratio	102.2%	100.1%
CONSOLIDATED		
Gross premiums written	$4,416,077	$4,253,439
Net premiums written	3,850,926	3,730,095
Premiums earned	3,835,582	3,805,849
Loss ratio	60.2%	61.4%
Expense ratio	34.3%	32.8%
GAAP combined ratio	94.5%	94.2%

Net Income to Common Stockholders. The following table presents the Company's net income to common stockholders and net income per diluted share for the years ended December 31, 2010 and 2009 (amounts in thousands, except per share data):

	2010	2009
Net income to common stockholders	$449,287	$309,057
Weighted average diluted shares	155,081	166,574
Net income per diluted share	$ 2.90	$ 1.86

The Company reported net income of $449 million in 2010 compared to $309 million in 2009. The increase in net income was primarily due to lower losses from investment funds ($8 million in 2010 compared with $174 million in 2009) and lower other-than-temporary investment impairments ($9 million in 2010 compared with $143 million in 2009). The number of weighted average diluted shares decreased as a result of the Company's repurchases of its common stock in 2010 and 2009.

Premiums. Gross premiums written were $4,416 million in 2010, an increase of 4% from $4,253 million in 2009. The increase in gross premiums written was primarily due to growth in international business as a result of expansion into new markets. Approximately 76.9% of policies expiring in 2010 were renewed, about the same as the 76.8% renewal rate for policies expiring in 2009. The average price of policies renewed in 2010 declined 0.3% from the same period in 2009.

Beginning in 2005, the property casualty insurance market became more competitive and insurance rates decreased across most business lines. Although price levels were generally stable in 2009 and 2010, current market price levels for certain lines of business remain below the prices required for the Company to achieve its return objectives. Disparities between the Company's price levels and the pricing available in the market resulted in significant declines in gross premiums written for other liability, commercial automobile, excess workers' compensation and reinsurance during 2009 and 2010. These declines have been more than offset by increased premiums from new business units (those units that began operations since 2006) and expansion into new markets. A summary of gross premiums written in 2010 compared with 2009 by line of business within each business segment follows:

- Specialty gross premiums increased by 4% to $1,526 million in 2010 from $1,464 million in 2009. Gross premiums written increased 12% for property lines, 6% for professional liability and 2% for other liability and decreased 18% for commercial automobile and 17% for products liability.

- Regional gross premiums decreased by 6% to $1,160 million in 2010 from $1,230 million in 2009. Gross premiums written decreased 6% for workers' compensation, 6% for commercial automobile and 3% for commercial multiple peril. Gross premiums include assigned risk premiums, which are fully reinsured, of $36 million in 2010 and $66 million in 2009. The decrease in assigned risk premiums was due to the transfer of certain assigned risk premiums from the Regional segment to the Alternative Markets segment in 2010.

- Alternative Markets gross premiums increased by 6% to $703 million in 2010 from $665 million in 2009. Gross premiums written decreased 16% for excess workers' compensation and increased by 1% for primary workers' compensation. Gross premiums include fully reinsured assigned risk premiums of $67 million in 2010 and $24 million in 2009. The increase is primarily due to the transfer from the Regional segment described above.

- Reinsurance gross premiums decreased by 7% to $425 million in 2010 from $456 million in 2009. Gross premiums written decreased 10% to $288 million for casualty business and increased 1% to $137 million for property business.

- International gross premiums increased by 37% to $602 million in 2010 from $439 million in 2009. The increase is primarily due to an increase in business written by our recently started operations in Canada, Norway and Brazil and our Lloyd's syndicate. Gross premiums written increased 144% for property lines, 30% for liability lines, 24% for workers' compensation, 20% for reinsurance assumed, 6% for auto and 1% for professional liability.

Net premiums written were $3,851 million in 2010, an increase of 3% from $3,730 million in 2009. Ceded reinsurance premiums as a percentage of gross written premiums increased to 13% in 2010 from 12% in 2009. The increase was primarily related to recently started operating units, which have a higher ceded premium percentage than mature operating units due to differences in the limits and risk profiles of their business.

Premiums earned increased 1% to $3,836 million in 2010 from $3,806 million in 2009. Insurance premiums are primarily earned on a pro rata basis ratably over the policy term, and premiums earned in 2010 are related to business written during both 2010 and 2009.

Net Investment Income. Following is a summary of net investment income for 2010 and 2009:

	Amount		Average Annualized Yield	
(Dollars in thousands)	**2010**	2009	**2010**	2009
Fixed maturity securities, including cash	**$501,750**	$495,140	**4.1%**	4.2%
Arbitrage trading account and funds	**28,847**	40,714	**6.3%**	10.8%
Equity securities available for sale	**11,661**	20,295	**3.5%**	6.1%
Gross investment income	**542,258**	556,149	**4.2%**	4.4%
Investment expenses	**(3,560)**	(3,588)		
Total	**$538,698**	$552,561	**4.1%**	4.4%

Net investment income decreased 3% to $539 million in 2010 from $553 million in 2009. The decrease in investment income is due to a decline in the average yield, partially offset by an increase in average invested assets. Average invested assets, at cost (including cash and cash equivalents) were $12.9 billion in 2010 and $12.5 billion in 2009. The decrease in net investment income from equity securities reflects both a lower average annualized yield and a decline in the average amount invested in equity securities in 2010 compared with 2009. Investment income from merger arbitrage is a function of the number and value of announced merger transactions and the amount invested in and potential spreads available for those transactions.

Losses from Investment Funds. Following is a summary of income (losses) from investment funds (which are reported on a one-quarter lag) for 2010 and 2009:

(Dollars in thousands)	**2010**	2009
Real estate funds	**$(4,766)**	$(159,569)
Energy funds	**996**	(13,227)
Other funds	**(4,403)**	(757)
Total	**$(8,173)**	$(173,553)

Losses from investment funds decreased to $8 million in 2010 from $174 million in 2009, primarily as a result of lower losses from real estate funds. The real estate funds, which had an aggregate carrying value of $226 million at December 31, 2010, invest in commercial real estate loans and securities as well as direct property ownership. In 2009, asset values were

impacted by general deterioration of real estate fundamentals coupled with the absence of a refinancing market and an increase in non-performing assets. Although these market conditions have moderated, a large number of real estate projects remain over-leveraged and face near-term refinancing pressure.

Insurance Service Fees. Insurance service fees consist of fee-based services to help clients develop and administer self-insurance programs, primarily for workers' compensation coverage. Service fees decreased to $85 million in 2010 from $93 million in 2009 due to a decline in fees received for claims administration services.

Net Realized Gains on Investment Sales. The Company buys and sells securities on a regular basis in order to maximize its total return on investments. Decisions to sell securities are based on management's view of the underlying fundamentals of specific securities as well as management's expectations regarding interest rates, credit spreads, currency values and general economic conditions. Net realized gains on investment sales were $66 million in 2010 compared with $104 million in 2009.

Other-Than-Temporary Impairments. Other-than-temporary impairments were $9 million in 2010 compared with $143 million in 2009. The impairment charge in 2009 was primarily related to debt and preferred stock of major financial institutions that experienced adverse credit events and ratings downgrades during the period, including write-downs of debt issued by Thornburg Mortgage, Inc. and preferred stock issued by Citibank and Bank of America.

Revenues from Wholly-Owned Investees. Revenues from wholly-owned investees were $214 million in 2010 compared with $189 million in 2009. These revenues were derived from aviation-related businesses that were separately purchased in 2007, 2008 and 2009. These companies provide services to the general aviation market, including fuel and line service, aircraft sales and maintenance, avionics and engineering services and parts fabrication. The increase in 2010 revenues is due to the acquisition of an aviation company in June 2009, partially offset by lower aircraft sales in 2010.

Losses and Loss Expenses. Losses and loss expenses decreased to $2,310 million in 2010 from $2,337 million in 2009. The consolidated loss ratio decreased to 60.2% in 2010 from 61.4% in 2009 primarily due to an increase in favorable reserve development, principally in our Specialty and Regional segments. Favorable prior year reserve development, net of related premium adjustments, was $234 million in 2010 and $190 million in 2009. Weather-related losses were $81 million in 2010 (including $8 million from the earthquake in Chile) compared with $63 million in 2009. A summary of loss ratios in 2010 compared with 2009 by business segment follows:

- Specialty's loss ratio decreased to 58.3% in 2010 from 61.9% in 2009 due to an increase in favorable reserve development. Favorable prior year reserve development, net of related premium adjustments, was $99 million in 2010 compared with $69 million in 2009.

- Regional's loss ratio decreased to 60.7% in 2010 from 61.4% in 2009 due to an increase in favorable reserve development, partially offset by storm losses. Weather-related losses were $73 million in 2010 compared with $63 million in 2009. Net favorable prior year reserve development was $84 million in 2010 compared with $52 million in 2009.

- Alternative Markets' loss ratio increased to 67.6% in 2010 from 63.4% in 2009 due to a decrease in favorable reserve development. Favorable prior year reserve development, net of related premium adjustments, was $24 million in 2010 compared with $45 million in 2009.

- Reinsurance's loss ratio decreased to 52.5% in 2010 from 57.9% in 2009 due to lower loss ratios for several large property treaties and to an increase in favorable reserve development. Favorable prior year reserve development, net of related premium adjustments, was $26 million in 2010 compared with $16 million in 2009.

- International's loss ratio increased to 61.8% in 2010 from 59.9% in 2009 due primarily to losses from the Chilean earthquake of $4 million and to a decrease in favorable reserve development. Net favorable prior year reserve development was $1 million in 2010 compared with $8 million in 2009.

Other Operating Costs and Expenses. Following is a summary of other operating costs and expenses for 2010 and 2009:

(Dollars in thousands)	2010	2009
Underwriting expenses	$1,314,483	$1,248,463
Service expenses	72,372	78,331
Net foreign currency losses	2,126	4,213
Other costs and expenses	107,381	109,831
Total	$1,496,362	$1,440,838

Underwriting expenses are comprised of commissions paid to agents and brokers, premium taxes and other assessments and internal underwriting costs. The expense ratio (underwriting expenses expressed as a percentage of premiums earned) increased to 34.3% in 2010 from 32.8% in 2009 primarily due to higher expense ratios for certain underwriting units that experienced a significant decline in earned premiums in 2010.

Service expenses, which represent the costs associated with the fee-based businesses, decreased 8% to $72 million. The decrease was due to lower employment costs and was in line with the rate of decrease in insurance service fees.

Net foreign currency losses result from transactions denominated in a currency other than the operating unit's functional currency. The loss in 2010 was primarily attributable to operating units in the U.K. and resulted from transactions denominated in Australian and Norwegian currencies.

Other costs and expenses, which represent corporate expenses, decreased 2% to $107 million due to a decrease in general and administrative costs.

Expenses from Wholly-Owned Investees. Expenses from wholly-owned investees were $208 million in 2010 compared to $183 million in 2009. These expenses represent costs associated with aviation-related businesses that were separately purchased in 2007, 2008 and 2009. These include cost of goods sold related to aircraft and other sales, labor and equipment costs related to repairs and other services and general and administrative expenses. The increase in 2010 expenses is due to the acquisition of an aviation company in June 2009, partially offset by lower cost of aircraft sales in 2010.

Interest Expense. Interest expense increased 21.6% to $107 million primarily due to the issuance of $300 million of 7.375% senior notes in September 2009 and $300 million of 5.375% senior notes in September 2010, partially offset by the repayment of $150 million of 5.125% senior notes in September 2010.

Income Taxes. The effective income tax rate was 25% in 2010 as compared to 19% in 2009. The effective income tax rate differs from the federal income tax rate of 35% primarily because of tax-exempt investment income. Tax exempt investment income comprised a smaller portion of the 2010 pre-tax income and as such had a lower impact on the effective tax rate for 2010 compared with 2009.

Results of Operations for the Years Ended December 31, 2009 and 2008

BUSINESS SEGMENT RESULTS

Following is a summary of gross and net premiums written, premiums earned, loss ratios (losses and loss expenses incurred expressed as a percentage of premiums earned), expense ratios (underwriting expenses expressed as a percentage of premiums earned) and GAAP combined ratios (sum of loss ratio and expense ratio) for each of our business segments for the years ended December 31, 2009 and 2008. The GAAP combined ratio represents a measure of underwriting profitability, excluding investment income. A GAAP combined ratio in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit.

(Dollars in thousands)	2009	2008
SPECIALTY		
Gross premiums written	$ 1,464,205	$1,590,335
Net premiums written	1,260,451	1,453,778
Premiums earned	1,354,355	1,618,915
Loss ratio	61.9%	60.1%
Expense ratio	31.1%	28.4%
GAAP combined ratio	93.0%	88.5%
REGIONAL		
Gross premiums written	$ 1,229,786	$1,385,791
Net premiums written	1,081,100	1,211,096
Premiums earned	1,116,871	1,237,258
Loss ratio	61.4%	65.4%
Expense ratio	34.2%	32.3%
GAAP combined ratio	95.6%	97.7%
ALTERNATIVE MARKETS		
Gross premiums written	$ 664,749	$ 715,979
Net premiums written	589,637	622,185
Premiums earned	597,932	626,858
Loss ratio	63.4%	62.7%
Expense ratio	25.8%	24.2%
GAAP combined ratio	89.2%	86.9%
REINSURANCE		
Gross premiums written	$ 455,968	$ 458,668
Net premiums written	423,425	435,108
Premiums earned	411,511	519,717
Loss ratio	57.9%	64.7%
Expense ratio	39.1%	34.7%
GAAP combined ratio	97.0%	99.4%
INTERNATIONAL		
Gross premiums written	$ 438,731	$ 369,353
Net premiums written	375,482	311,732
Premiums earned	325,180	286,832
Loss ratio	59.9%	61.7%
Expense ratio	40.2%	38.9%
GAAP combined ratio	100.1%	100.6%
CONSOLIDATED		
Gross premiums written	$ 4,253,439	$4,520,126
Net premiums written	3,730,095	4,033,899
Premiums earned	3,805,849	4,289,580
Loss ratio	61.4%	62.7%
Expense ratio	32.8%	30.4%
GAAP combined ratio	94.2%	93.1%

Net Income to Common Stockholders. The following table presents the Company's net income to common stockholders and net income per diluted share for the years ended December 31, 2009 and 2008 (amounts in thousands, except per share data):

	2009	2008
Net income to common stockholders	$309,057	$281,141
Weighted average diluted shares	166,574	173,454
Net income per diluted share	$ 1.86	$ 1.62

The Company reported net income of $309 million in 2009 compared to $281 million in 2008. The increase in net income is primarily due to a reduction in OTTI ($152 million in 2009 compared with $434 million in 2008). This was partially offset by an increase in losses from investment funds ($174 million in 2009 compared with $4 million in 2008). The number of weighted average diluted shares decreased as a result of the Company's repurchases of its common stock in 2008 and 2009.

Premiums. Gross premiums written were $4.3 billion in 2009, down 6% from 2008. The decrease in gross premiums is the result of lower overall economic activity and less new business production, partially offset by higher premiums for recently started operating units. The Company has experienced increased competition and downward pressure on pricing since 2004, although the pressure moderated in 2009. Approximately 77% of business expiring in 2009 was renewed, and the average price of policies renewed in 2009 decreased 1%. Gross premiums for companies that began operations since 2006 were $538 million in 2009 compared to $308 million in 2008. A summary of gross premiums written in 2009 compared with 2008 by line of business within each business segment follows:

- Specialty gross premiums decreased by 8% to $1,464 million in 2009 from $1,590 million in 2008. Gross premiums written decreased 40% for commercial automobile, 32% for products liability and 17% for other liability. Gross premiums written increased 29% for professional liability and 16% for property lines.

- Regional gross premiums decreased by 11% to $1,230 million in 2009 from $1,386 million in 2008. Gross premiums written decreased 12% for commercial automobile, 12% for workers' compensation and 10% for commercial multiple peril. Gross premiums include assigned risk premiums, which are fully reinsured, of $66 million in 2009 and $87 million in 2008.

- Alternative Markets gross premiums decreased by 7% to $665 million in 2009 from $716 million in 2008. Gross premiums written decreased 16% for excess workers' compensation and were unchanged for primary workers' compensation. Gross premiums include assigned risk premiums, which are fully reinsured, of $24 million in 2009 and $41 million in 2008.

- Reinsurance gross premiums decreased by 1% to $456 million in 2009 from $459 million in 2008. Casualty gross premiums written decreased 16% to $320 million due to increased return premiums and non-renewed accounts. Property gross premiums written increased 72% to $136 million due to two new non-catastrophe exposed property treaties.

- International gross premiums increased by 19% to $439 million in 2009 from $369 million in 2008. The increase is primarily due to an in increase in business written in Australia and Southeast Asia and to business written by our new operating units in Lloyd's and Canada.

Premiums earned decreased 11% to $3,806 million in 2009 from $4,290 million in 2008. Insurance premiums are earned ratably over the policy term, and therefore premiums earned in 2009 are related to business written during both 2009 and 2008. The 11% decrease for 2009 earned premiums reflects the underlying decline in net premiums written in 2008 and 2009.

Net Investment Income. Following is a summary of net investment income for 2009 and 2008:

	Amount		Average Annualized Yield	
(Dollars in thousands)	2009	2008	2009	2008
Fixed maturity securities, including cash	$495,140	$497,549	4.2%	4.4%
Arbitrage trading account and funds	40,714	6,032	10.8%	1.5%
Equity securities available for sale	20,295	38,144	6.1%	5.5%
Gross investment income	556,149	541,725	4.4%	4.4%
Investment expenses	(3,588)	(4,692)		
Total	$552,561	$537,033	4.4%	4.3%

Net investment income increased 3% to $553 million in 2009 from $537 million in 2008. The increase in income from arbitrage trading was due to an increase in the amount invested in the arbitrage trading account and to an increase in merger activity and related investment opportunities. Average invested assets, at cost (including cash and cash equivalents) were $12.5 billion in 2009 and $12.4 billion in 2008.

Losses from Investment Funds. Following is a summary of income (losses) from investment funds (which are reported on a one-quarter lag) for the years ended December 31, 2009 and 2008:

(Dollars in thousands)	2009	2008
Real estate funds	$(159,569)	$(43,116)
Energy funds	(13,227)	30,785
Other funds	(757)	(1,919)
Kiln Ltd	—	10,697
Total	$(173,553)	$ (3,553)

Losses from investment funds were $174 million in 2009 compared to $4 million in 2008, primarily as a result of losses from real estate funds. The real estate funds, which had an aggregate carrying value of $193 million at December 31, 2009, invest in commercial real estate loans and securities as well as direct property ownership. Asset values were impacted by general deterioration of real estate fundamentals coupled with the absence of a refinancing market and an increase in non-performing assets. In addition, in an environment of falling values and stricter underwriting standards, a large number of real estate projects are over-leveraged and facing near-term refinancing pressure. The energy funds reported a loss of $13 million in 2009 due to a decrease in the fair value of energy related investments held by the funds. The Company sold its interest in Kiln Ltd in March 2008.

Insurance Service Fees. Insurance service fees consists of fee-based services to help clients develop and administer self-insurance programs, primarily for workers' compensation coverage as well as brokerage services. Service fees decreased to $93 million in 2009 from $103 million in 2008 due to a decline in fees received for administering assigned risk plans as a result of a decrease in workers' compensation premiums by those plans.

Net Realized Gains on Investment Sales. The Company buys and sells securities on a regular basis in order to maximize its total return on investments. Decisions to sell securities are based on management's view of the underlying fundamentals of specific securities as well as management's expectations regarding interest rates, credit spreads, currency values and general economic conditions. Net realized gains on investment sales were $104 million in 2009 compared with $77 million in 2008. Net realized investment gains in 2008 from the sale of securities included a gain of $70 million from the sale of the Company's interest in Kiln Ltd.

Other-Than-Temporary Impairments. Other-than-temporary impairments were $143 million in 2009 compared with $434 million in 2008. The impairment charge in 2009 was primarily related to debt and preferred stock of major financial institutions that experienced adverse credit events and ratings downgrades during the period, including write-downs of debt issued by Thornburg Mortgage, Inc. and preferred stock issued by Citibank and Bank of America. The impairment charge in 2008 was primarily related to financial sector equity securities, including investments in Fannie Mae, Freddie Mac and other financial institutions.

Revenues from Wholly-Owned Investees. Revenues from wholly-owned investees were $189 million in 2009 compared with $137 million in 2008. These revenues were derived from aviation-related businesses that were separately purchased in 2007, 2008 and 2009. These companies provide services to the general aviation market, including fuel and line service, aircraft sales and maintenance, avionics and engineering services and parts fabrication. The 2009 and 2008 revenues are not comparable since the Company acquired one of its aviation companies in 2008 and another in 2009.

Losses and Loss Expenses. Losses and loss expenses decreased to $2,337 million in 2009 from $2,689 million in 2008 due to lower earned premiums. The consolidated loss ratio was 61.4% in 2009 compared with 62.7% in 2008. Weather-related losses were $63 million in 2009 compared with $114 million in 2008. Favorable prior year reserve development, net of related premium adjustments, was $190 million in 2009 and $196 million in 2008. A summary of loss ratios in 2009 compared with 2008 by business segment follows:

- Specialty's loss ratio increased to 61.9% in 2009 from 60.1% in 2008 due to a decline in favorable reserve development. Favorable prior year development, net of related premium adjustments, was $69 million in 2009 compared with $108 million in 2008.
- The Regional loss ratio decreased to 61.4% in 2009 from 65.4% in 2008 due to lower storm losses and an increase in favorable reserve development. Weather-related losses were $63 million in 2009 compared with $90 million in 2008. Net favorable prior year development was $52 million in 2009 compared with $26 million in 2008.
- Alternative Markets' loss ratio increased to 63.4% in 2009 from 62.7% in 2008 due to pricing and loss cost trends and to the use of lower discount rates used to discount excess workers' compensation reserves. These were partially offset by an increase in favorable reserve development, net of related premium adjustments, to $45 million in 2009 from $40 million in 2008.
- The Reinsurance loss ratio decreased to 57.9% in 2009 from 64.7% in 2008 due to lower losses from property business assumed from a Lloyd's syndicate. Net favorable prior year development, net of related premium adjustments, was $16 million in 2009 compared with $12 million in 2008.
- The International loss ratio decreased to 59.9% in 2009 from 61.7% in 2008 due to improved underwriting results for business written in Australia and Southeast Asia. Net favorable prior year development was $8 million in 2009 compared with $10 million in 2008.

Other Operating Costs and Expenses. Following is a summary of other operating costs and expenses for the years ended December 31, 2009 and 2008:

(Dollars in thousands)	2009	2008
Underwriting expenses	$1,248,463	$1,303,551
Service expenses	78,331	87,397
Net foreign currency (gains) losses	4,213	(23,213)
Other costs and expenses	109,831	107,430
Total	$1,440,838	$1,475,165

Underwriting expenses are comprised of commissions paid to agents and brokers, premium taxes and other assessments and internal underwriting costs. The expense ratio (underwriting expenses expressed as a percentage of premiums earned) increased to 32.8% in 2009 from 30.4% in 2008 primarily due to the decline in earned premiums. Underwriting expenses include expenses related to recently started business operations. Some of the recently started business operations have relatively higher expense ratios due to their early stage of development.

Service expenses, which represent the costs associated with the fee-based businesses, decreased 10% to $78 million due to lower employment costs.

Net foreign currency (gains) losses result from transactions denominated in a currency other than the operating unit's functional currency. The gain in 2008 was primarily attributable to foreign operating units holding assets denominated in U.S. dollars.

Other costs and expenses, which represent corporate expenses, increased 2% to $110 million due to an increase in incentive compensation costs.

Expenses from Wholly-Owned Investees. Expenses from wholly-owned investees were $183 million in 2009 compared to $134 million in 2008. These expenses represent costs associated with aviation-related businesses that were separately purchased in 2007, 2008 and 2009. These include cost of goods sold related to aircraft and other sales, labor and equipment costs related to repairs and other services and general and administrative expenses. The 2009 and 2008 expenses are not comparable since the Company acquired one of the aviation companies in 2008 and another in 2009.

Interest Expense. Interest expense increased 4% to $88 million primarily due to the issuance of $300 million of 7.375% senior notes in September 2009, slightly offset by the repayment of $89 million of 9.875% senior notes in May 2008.

Income Taxes. The effective income tax rate was 19% in 2009 as compared to 14% in 2008. The effective income tax rate differs from the federal income tax rate of 35% primarily because of tax-exempt investment income.

INVESTMENTS

As part of its investment strategy, the Company establishes a level of cash and highly liquid short-term and intermediate-term securities that, combined with expected cash flow, it believes are adequate to meet its payment obligations. The Company also attempts to maintain an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities (i.e., policy claims and debt obligations). The average duration of its portfolio was 3.6 years at December 31, 2010 and 2009. The Company's investment portfolio and investment-related assets as of December 31, 2010 were as follows (dollars in thousands):

	Carrying Value	Percent of Total
Fixed maturity securities:		
U.S. government and government agencies	$1,347,875	10%
State and municipal:		
Special revenue	2,204,898	17%
State general obligation	1,067,012	8%
Local general obligation	424,188	3%
Pre-refunded[1]	1,468,700	11%
Corporate backed	368,646	3%
Total state and municipal	5,533,444	43%
Mortgage-backed securities:		
Agency	1,058,216	8%
Residential-Prime	265,381	2%
Residential-Alt A	73,581	1%
Commercial	53,670	0%
Total mortgage-backed securities	1,450,848	11%
Corporate:		
Industrial	1,112,855	9%
Financial	671,298	5%
Utilities	187,204	1%
Asset-backed	285,117	2%
Other	128,783	1%
Total corporate	2,385,257	18%
Foreign government and foreign government agencies	491,730	4%
Total fixed maturity securities	11,209,154	86%

(Dollars in thousands)	Carrying Value	Percent of Total
Equity securities available for sale:		
Preferred stocks:		
Financial	101,900	1%
Real estate	89,446	1%
Utilities	53,651	0%
Total preferred stocks	244,997	2%
Common stocks	316,056	2%
Total equity securities available for sale	561,053	4%
Arbitrage trading account	359,192	3%
Investment in arbitrage funds	60,660	0%
Investment funds	451,751	3%
Loans receivable	353,583	3%
Total investments	$12,995,393	100%

(1) Bonds that have been pre-refunded with U.S. government securities.

Fixed Maturity Securities. The Company's investment policy with respect to fixed maturity securities is generally to purchase instruments with the expectation of holding them to their maturity. However, management of the available for sale portfolio is considered necessary to maintain an approximate matching of assets and liabilities as well as to adjust the portfolio as a result of changes in financial market conditions and tax considerations.

The Company's philosophy related to holding or selling fixed maturity securities is based on its objective of maximizing total return. The key factors that management considers in its investment decisions as to whether to hold or sell fixed maturity securities are its view of the underlying fundamentals of specific securities as well as its expectations regarding interest rates, credit spreads and currency values. In a period in which management expects interest rates to rise, the Company may sell longer duration securities in order to mitigate the impact of an interest rate rise on the fair value of the portfolio. Similarly, in a period in which management expects credit spreads to widen, the Company may sell lower quality securities, and in a period in which management expects certain foreign currencies to decline in value, the Company may sell securities denominated in those foreign currencies. The sale of fixed maturity securities in order to achieve the objective of maximizing total return may result in realized gains; however, there is no reason to expect these gains to continue in future periods.

Equity Securities Available for Sale. Equity securities available for sale primarily represent investments in high-dividend yielding common and preferred stocks issued by large market capitalization companies.

Arbitrage Trading Account. The arbitrage trading account is comprised of direct investments in arbitrage securities. Merger arbitrage is the business of investing in the securities of publicly held companies that are the targets in announced tender offers and mergers.

Investment in Arbitrage Funds. Investment in arbitrage funds represents investments in limited partnerships that specialize in merger arbitrage and relative value arbitrage. Relative value arbitrage is the business of investing primarily in equity securities with the goal of capitalizing on perceived differences in fundamental values between pairs of companies in similar industries.

Investment Funds. At December 31, 2010 and 2009, the Company's carrying value in investment funds was $452 million and $419 million, respectively, including investments in real estate funds of $226 million and $193 million, respectively, and investments in energy funds of $97 million and $106 million, respectively.

Loans Receivable. Loans receivable, which are carried at amortized cost, have an aggregate cost of $354 million and an aggregate fair value of $313 million at December 31, 2010. Amortized cost of these loans is net of a valuation allowance of $20 million as of December 31, 2010. The nine largest loans have an aggregate amortized cost of $275 million and an aggregate fair value of $229 million and are secured by commercial real estate. These loans earn interest at floating

LIBOR-based interest rates and have maturities (inclusive of extension options) between August 2011 and June 2014. The loans are secured by office buildings (64%), hotels (23%) and senior living facilities (13%) located primarily in New York City, California, Hawaii, Boston and Philadelphia.

Market Risk. The Company's market risk generally represents the risk of gain or loss that may result from the potential change in the fair value of the Company's investment portfolio as a result of fluctuations in credit quality and interest rates. The Company uses various models and stress test scenarios to monitor and manage interest rate risk. In addition, the Company's international businesses and securities are subject to currency exchange rate risk. As noted above, the Company attempts to manage its interest rate risk by maintaining an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities (i.e., policy claims and debt obligations). The average duration for the fixed maturity portfolio was 3.6 years at December 31, 2010 and 2009.

The following table outlines the groups of fixed maturity securities and the components of the interest rate risk at December 31, 2010:

(Dollars in thousands)	Effective Duration (Years)	Fair Value
Cash and cash equivalents	0.0	$ 642,952
U. S. government securities	3.6	1,347,875
State and municipal	4.1	5,535,755
Corporate	4.0	2,385,442
Foreign	2.7	491,730
Mortgage-backed securities	3.4	1,454,515
Loans receivable	1.5	312,515
Total	3.6	$12,170,784

Duration is a common gauge of the price sensitivity of fixed maturity securities to changes in interest rates. The Company determines the estimated change in fair value of the fixed maturity securities, assuming parallel shifts in the yield curve for treasury securities while keeping spreads between individual securities and treasury securities static. The estimated fair value at specified levels at December 31, 2010 would be as follows (dollars in thousands):

Change in interest rates:	Fixed Maturity Securities	Estimated Change in Fair Value
300 basis point rise	$10,860,992	$(1,309,792)
200 basis point rise	11,297,638	(873,146)
100 basis point rise	11,734,284	(436,500)
Base scenario	12,170,784	—
100 basis point decline	12,598,354	427,570
200 basis point decline	13,025,778	854,994
300 basis point decline	13,453,202	1,282,418

Approximately 36% of the Company's state and municipal bonds are insured by bond insurers, including MBIA (13%), FGIC (8%), AGO (8%) and AMBAC (7%). At the time of purchase and in subsequent evaluations of state and municipal securities, the Company considers the rating of the underlying security without regard to credit enhancement from bond insurance.

Arbitrage investing differs from other types of investments in that its focus is on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general stock market conditions. Potential changes in market conditions are also mitigated by the implementation of hedging strategies, including short sales.

Additionally, the arbitrage positions are generally hedged against market declines by purchasing put options, selling call options or entering into swap contracts. The Company's merger arbitrage securities are primarily exposed to the risk of completion of announced deals, which are subject to regulatory as well as transactional and other risks.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow. Cash flow provided from operating activities was $451 million in 2010, $316 million in 2009 and $1,553 million in 2008. The increase in cash flow from operating activities in 2010 compared with 2009 was due to lower premium collections, higher paid losses and higher tax payments in 2009, partially offset by a decrease in cash transfers to the arbitrage trading account. There were no cash transfers to the arbitrage trading account in 2010 compared with transfers to the arbitrage trading accounts of $383 million in 2009 and cash transfers from the arbitrage trading account of $554 million in 2008.

As a holding company, the Company derives cash from its subsidiaries in the form of dividends, tax payments and management fees. Maximum amounts of dividends that can be paid without regulatory approval are prescribed by statute. During 2011, the maximum amount of dividends which can be paid without regulatory approval is approximately $490 million. The ability of the holding company to service its debt obligations is limited by the ability of the insurance subsidiaries to pay dividends. In the event dividends, tax payments and management fees available to the holding company were inadequate to service its debt obligations, the Company would need to raise capital, sell assets or restructure its debt obligations.

The Company's insurance subsidiaries' principal sources of cash are premiums, investment income, service fees and proceeds from sales and maturities of portfolio investments. The principal uses of cash are payments for claims, taxes, operating expenses and dividends. The Company expects its insurance subsidiaries to fund the payment of losses with cash received from premiums, investment income and fees. The Company targets an average duration for its investment portfolio that is within one year of the average duration of its liabilities so that portions of its investment portfolio mature throughout the claim cycle and are available for the payment of claims if necessary. In the event operating cash flow and proceeds from maturities and prepayments of fixed income securities are not sufficient to fund claim payments and other cash requirements, the remainder of the Company's cash and investments is available to pay claims and other obligations as they become due. The Company's investment portfolio is highly liquid, with approximately 85% invested in cash, cash equivalents and marketable fixed income securities as of December 31, 2010. If the sale of fixed maturity securities were to become necessary, a realized gain or loss equal to the difference between the cost and sales price of securities sold would be recognized.

Debt. In September 2010, the Company issued $300 million of 5.375% senior notes due 2020 and repaid its $150 million of 5.125% senior notes upon maturity. In September 2009, the Company issued $300 million of 7.375% senior notes due 2019. At December 31, 2010, the Company had senior notes, junior subordinated debentures and other debt outstanding with a carrying value of $1,743 million and a face amount of $1,762 million. The maturities of the outstanding debt are $14 million in 2011, $21 million in 2012, $200 million in 2013, $200 million in 2015, $450 million in 2019, $300 million in 2020, $76 million in 2022, $1 million in 2023, $250 million in 2037 and $250 million in 2045.

Equity. The Company repurchased 17,017,479 shares, 6,382,331 shares and 20,677,144 shares of its common stock in 2010, 2009 and 2008, respectively. The aggregate cost of the repurchases was $449 million in 2010, $147 million in 2009 and $553 million in 2008. At December 31, 2010, total common stockholders' equity was $3.7 billion, common shares outstanding were 141,009,834, and stockholders' equity per outstanding share was $26.26. Stockholders' equity per share, including equivalent shares for unissued RSUs and unexercised stock options (using the treasury stock method) was $25.54.

Total Capital. Total capitalization (equity, senior notes and other debt and junior subordinated debentures) was $5.4 billion at December 31, 2010. The percentage of the Company's capital attributable to senior notes, junior subordinated debentures and other debt was 32% at December 31, 2010 and 31% at December 31, 2009.

Federal and Foreign Income Taxes

The Company files a consolidated income tax return in the U.S. and foreign tax returns in each of the countries in which it has overseas operations. At December 31, 2010, the Company had a deferred gross tax asset, net of valuation allowance, of $391 million (which primarily relates to loss and loss expense reserves and unearned premium reserves), and a gross deferred tax liability of $326 million (which primarily relates to deferred policy acquisition costs and intangible assets). The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

Reinsurance

The Company follows customary industry practice of reinsuring a portion of its exposures, paying reinsurers a part of the premiums received on the policies it writes. Reinsurance is purchased by the Company principally to reduce its net liability on individual risks and to protect it against catastrophic losses. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance coverage. The Company monitors the financial condition of its reinsurers and attempts to place its coverages only with substantial and financially sound carriers.

The following table presents the credit quality of amounts due from reinsurers as of December 31, 2010 (dollars in thousands). Amounts due from reinsurers are net of reserves for uncollectible reinsurance of $3 million.

Reinsurer	Rating[1]	Amount
Munich Re	AA-	$ 133,697
Swiss Re	A+	72,161
Berkshire Hathaway	AA+	65,934
Transatlantic Re	A+	48,864
Partner Re	AA-	47,758
Axis Capital	A+	46,313
Lloyd's of London	A+	44,746
Ace Group	AA-	28,227
Hannover Re Group	AA-	23,132
XL Capital	A	21,102
Other reinsurers rated A- or better		156,876
Non-rated and other[2]		58,822
Subtotal		747,632
Residual market pools[3]		322,624
Total		$1,070,256

(1) Rating represents S&P rating, or if not rated by S&P, A.M. Best rating.

(2) The majority of non-rated and other consists of amounts due from government sponsored reinsurers and amounts that are secured by letters of credit or other forms of collateral.

(3) Many states require licensed insurers that provide workers' compensation insurance to participate in programs that provide workers' compensation to employers that cannot procure coverage from an insurer on a voluntary basis. Insurers can fulfill this residual market obligation by participating in pools where results are shared by the participating companies. The Company acts as a servicing carrier for workers' compensation pools in 18 states. As a servicing carrier, the Company writes residual market business directly and then cedes 100% of this business to the respective pool. As a servicing carrier, the Company receives fee income for its services. The Company does not retain underwriting risk, and credit risk is limited as ceded balances are jointly shared by all the pool members.

As of January 1, 2011, the Company's catastrophe excess of loss reinsurance program provides protection for losses between $30 million and $145 million for primary business written by its U.S. companies. The Company has separate catastrophe excess of loss and quota share agreements for business written through Lloyd's. The catastrophe reinsurance agreements are subject to certain limits, exclusions and reinstatement premiums.

Contractual Obligations

Following is a summary of the Company's contractual obligations as of December 31, 2010 (dollars in thousands):

Estimated Payments By Periods	2011	2012	2013	2014	2015	Thereafter
Gross reserves for losses	$2,273,518	$1,580,430	$1,226,031	$ 898,898	$ 681,064	$3,325,128
Operating lease obligations	31,265	27,749	23,482	18,702	14,877	37,082
Purchase obligations	25,204	20,633	35,021	586	470	366
Junior subordinated debentures	0	0	0	0	0	250,000
Debt maturities	13,651	20,877	200,512	0	200,000	1,077,099
Interest payments	110,666	110,011	99,830	97,872	91,338	1,072,463
Other long-term liabilities	42,609	21,965	10,184	15,498	20,311	72,546
Total	$2,496,913	$1,781,665	$1,595,060	$1,031,556	$1,008,060	$5,834,684

The estimated payments for reserves for losses and loss expenses in the above table represent the projected (undiscounted) payments for gross loss and loss expense reserves related to losses incurred as of December 31, 2010. The estimated payments in the above table do not consider payments for losses to be incurred in future periods. These amounts include reserves for reported losses and reserves for incurred but not reported losses. Estimated amounts recoverable from reinsurers are not reflected. The estimated payments by year are based on historical loss payment patterns. The actual payments may differ from the estimated amounts due to changes in ultimate loss reserves and in the timing of the settlement of those reserves.

The Company utilizes letters of credit to back certain reinsurance payments and obligations. Outstanding letters of credit were $32 million as of December 31, 2010. The Company has made certain guarantees to state regulators that the statutory capital of certain subsidiaries will be maintained above certain minimum levels. In addition, the Company has commitments to invest up to $174 million in certain investment funds.

Off-Balance Sheet Arrangements

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained or contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company, or that engages in leasing, hedging or research and development arrangements with the Company. The Company has no arrangements of these types that management believes may have a material current or future effect on our financial condition, liquidity or results of operations.

Management's Report on Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
W. R. Berkley Corporation:

We have audited W. R. Berkley Corporation and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated February 28, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

New York, New York
February 28, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
W. R. Berkley Corporation:

We have audited the accompanying consolidated balance sheets of W. R. Berkley Corporation and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in the *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

New York, New York
February 28, 2011

CONSOLIDATED STATEMENTS OF INCOME

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Years ended December 31,	2010	2009	2008
REVENUES:			
Net premiums written	$3,850,926	$3,730,095	$4,033,899
Change in net unearned premiums	(15,344)	75,754	255,681
Net premiums earned	3,835,582	3,805,849	4,289,580
Net investment income	538,698	552,561	537,033
Losses from investment funds	(8,173)	(173,553)	(3,553)
Insurance service fees	85,405	93,245	102,856
Net investment gains (losses):			
Net realized gains on investment sales	65,786	104,453	76,619
Other-than-temporary impairments	(9,205)	(151,727)	(433,550)
Portion of impairments reclassified to other comprehensive income	—	8,866	—
Net investment gains (losses)	56,581	(38,408)	(356,931)
Revenues from wholly-owned investees	214,454	189,347	137,280
Other income	1,522	2,137	2,543
Total revenues	4,724,069	4,431,178	4,708,808
OPERATING COSTS AND EXPENSES:			
Losses and loss expenses	2,309,867	2,336,707	2,688,661
Other operating costs and expenses	1,496,362	1,440,838	1,475,165
Expenses from wholly-owned investees	207,566	183,414	134,037
Interest expense	106,969	87,989	84,623
Total operating costs and expenses	4,120,764	4,048,948	4,382,486
Income before income taxes	603,305	382,230	326,322
Income tax expense	(153,739)	(73,150)	(44,919)
Net income before noncontrolling interests	449,566	309,080	281,403
Noncontrolling interests	(279)	(23)	(262)
Net income to common stockholders	$ 449,287	$ 309,057	$ 281,141
NET INCOME PER SHARE:			
Basic	$ 3.02	$ 1.93	$ 1.68
Diluted	$ 2.90	$ 1.86	$ 1.62

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

December 31,	2010	2009
ASSETS		
Investments:		
Fixed maturity securities	$11,209,154	$11,299,197
Equity securities available for sale	561,053	401,367
Arbitrage trading account	359,192	465,783
Investment in arbitrage funds	60,660	83,420
Investment funds	451,751	418,880
Loans receivable	353,583	381,591
Total investments	12,995,393	13,050,238
Cash and cash equivalents	642,952	515,430
Premiums and fees receivable	1,087,208	1,047,976
Due from reinsurers	1,070,256	972,820
Accrued investment income	138,384	130,524
Prepaid reinsurance premiums	215,816	211,054
Deferred policy acquisition costs	405,942	391,360
Real estate, furniture and equipment	254,720	246,605
Deferred federal and foreign income taxes	65,492	190,450
Goodwill	90,581	90,581
Trading account receivable from brokers and clearing organizations	339,235	310,042
Current federal and foreign income taxes	23,605	—
Other assets	198,963	171,516
Total assets	$17,528,547	$17,328,596
LIABILITIES AND EQUITY		
Liabilities:		
Reserves for losses and loss expenses	$ 9,016,549	$ 9,071,671
Unearned premiums	1,953,721	1,928,428
Due to reinsurers	215,723	208,045
Trading account securities sold but not yet purchased	53,494	143,885
Other liabilities	836,001	779,347
Junior subordinated debentures	242,784	249,793
Senior notes and other debt	1,500,419	1,345,481
Total liabilities	13,818,691	13,726,650
Equity:		
Preferred stock, par value $.10 per share:		
Authorized 5,000,000 shares; issued and outstanding - none	—	—
Common stock, par value $.20 per share:		
Authorized 500,000,000 shares, issued and outstanding, net of treasury shares, 141,009,834 and 156,552,355 shares	47,024	47,024
Additional paid-in capital	935,099	926,359
Retained earnings	4,194,684	3,785,187
Accumulated other comprehensive income	276,563	163,207
Treasury stock, at cost, 94,108,084 and 78,565,563 shares	(1,750,494)	(1,325,710)
Total common stockholders' equity	3,702,876	3,596,067
Noncontrolling interests	6,980	5,879
Total equity	3,709,856	3,601,946
Total liabilities and equity	$17,528,547	$17,328,596

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(DOLLARS IN THOUSANDS)

Years ended December 31,	2010	2009	2008
COMMON STOCK:			
Beginning and end of period	$ 47,024	$ 47,024	$ 47,024
ADDITIONAL PAID IN CAPITAL:			
Beginning of period	$ 926,359	$ 920,241	$ 907,016
Stock options exercised and restricted units issued including tax benefit	(17,042)	(17,665)	(10,520)
Restricted stock units expensed	25,584	23,649	23,239
Stock options expensed	—	12	214
Stock issued	198	122	292
End of period	$ 935,099	$ 926,359	$ 920,241
RETAINED EARNINGS:			
Beginning of period	$ 3,785,187	$ 3,514,531	$ 3,271,355
Net income to common stockholders	449,287	309,057	281,141
Dividends	(39,790)	(38,401)	(37,965)
End of period	$ 4,194,684	$ 3,785,187	$ 3,514,531
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):			
Unrealized investment gains (losses):			
Beginning of period	$ 219,394	$ (142,216)	$ 52,497
Unrealized gains (losses) on securities not other-than-temporarily impaired	114,468	365,136	(194,713)
Unrealized gains (losses) on other-than-temporarily impaired securities	885	(3,526)	—
End of period	334,747	219,394	(142,216)
Currency translation adjustments:			
Beginning of period	(40,371)	(72,475)	18,060
Net change in period	(2,117)	32,104	(90,535)
End of period	(42,488)	(40,371)	(72,475)
Net pension asset:			
Beginning of period	(15,816)	(14,268)	(17,356)
Net change in period	120	(1,548)	3,088
End of period	(15,696)	(15,816)	(14,268)
Total accumulated other comprehensive income (loss)	$ 276,563	$ 163,207	$ (228,959)
TREASURY STOCK:			
Beginning of period	$ (1,325,710)	$ (1,206,518)	$ (686,228)
Stock exercised/vested	45,687	27,322	32,195
Stock issued	536	630	799
Stock repurchased	(471,007)	(147,144)	(553,284)
End of period	$ (1,750,494)	$ (1,325,710)	$ (1,206,518)
NONCONTROLLING INTERESTS:			
Beginning of period	$ 5,879	$ 5,361	$ 35,496
Change in subsidiary shares from noncontrolling interest	814	474	(30,126)
Net income	279	23	262
Other comprehensive income (loss), net of tax	8	21	(271)
End of period	$ 6,980	$ 5,879	$ 5,361

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(DOLLARS IN THOUSANDS)

Years ended December 31,	2010	2009	2008
Net income before noncontrolling interests	$449,566	$309,080	$281,403
Other comprehensive income (loss):			
Change in unrealized foreign exchange gains (losses)	(2,117)	32,104	(90,535)
Unrealized holding gains (losses) on investment securities arising during the period, net of taxes	152,235	336,757	(426,942)
Reclassification adjustment for net investment gains (losses) included in net income, net of taxes	(36,874)	24,874	231,958
Change in unrecognized pension obligation, net of taxes	120	(1,548)	3,088
Other comprehensive income (loss)	113,364	392,187	(282,431)
Comprehensive income (loss)	562,930	701,267	(1,028)
Comprehensive income (loss) to the noncontrolling interest	(287)	(44)	9
Comprehensive income (loss) to common shareholders	$562,643	$701,223	$ (1,019)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(DOLLARS IN THOUSANDS)

Years ended December 31,	2010	2009	2008
CASH FROM OPERATING ACTIVITIES:			
Net income to common stockholders	$ 449,287	$ 309,057	$ 281,141
Adjustments to reconcile net income to net cash from operating activities:			
Net investment (gains) losses	(56,581)	38,408	356,931
Depreciation and amortization	82,867	78,875	83,953
Noncontrolling interests	279	23	262
Investment funds	26,640	176,670	8,550
Stock incentive plans	27,407	24,465	24,139
Change in:			
Securities trading account	106,591	(346,298)	182,301
Investment in arbitrage funds	22,760	(9,985)	137,305
Trading account receivable from brokers and clearing organizations	(29,193)	(181,159)	281,043
Trading account securities sold but not yet purchased	(90,391)	120,835	(44,089)
Premiums and fees receivable	(41,167)	17,159	117,128
Due from reinsurers	(40,888)	(36,279)	(35,760)
Accrued investment income	(7,913)	(7,509)	11,103
Prepaid reinsurance premiums	17,988	(24,167)	(8,744)
Deferred policy acquisition costs	(15,272)	6,181	53,332
Deferred income taxes	63,866	(52,536)	(57,321)
Other assets	(30,797)	774	36,227
Reserves for losses and loss expenses	(103,745)	41,923	416,235
Unearned premiums	3,414	(57,261)	(238,557)
Due to reinsurers	7,940	86,456	21,645
Other liabilities	58,224	130,422	(73,864)
Net cash from operating activities	451,316	316,054	1,552,960
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:			
Proceeds from sales, excluding trading account:			
Fixed maturity securities	1,554,906	2,436,258	1,006,604
Equity securities	137,990	188,646	62,254
Distributions from investment funds	47,045	18,639	184,621
Proceeds from maturities and prepayments of fixed maturity securities	1,374,378	1,214,157	997,171
Cost of purchases, excluding trading account:			
Fixed maturity securities	(2,755,449)	(4,869,368)	(2,230,222)
Equity securities	(193,914)	(67,309)	(172,306)
Contributions to investment funds	(101,024)	(105,650)	(148,039)
Change in loans receivable	23,317	(11,363)	(48,524)
Net additions to real estate, furniture and equipment	(49,605)	(30,455)	(78,947)
Change in balances due to (from) security brokers	(297)	144,023	(138,281)
Payment for business purchased, net of cash acquired	—	(33,812)	(48,895)
Net cash from (used in) investing activities	37,347	(1,116,234)	(614,564)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:			
Net proceeds from issuance of debt	309,030	333,589	—
Bank deposits received	6,222	17,213	17,795
Advances from (repayments to) federal home loan bank	(8,800)	4,165	6,325
Net proceeds from stock options exercised	17,730	5,426	14,806
Repayment of senior notes, other debt and junior suboridinated debentures	(162,685)	(11,165)	(102,123)
Cash dividends to common stockholders	(49,348)	(28,843)	(46,978)
Purchase of common treasury shares	(471,007)	(147,144)	(553,284)
Other net	(217)	144	168
Net cash from (used in) financing activities	(359,075)	173,385	(663,291)
Net impact on cash due to change in foreign exchange rates	(2,066)	7,390	(92,133)
Net increase (decrease) in cash and cash equivalents	127,522	(619,405)	182,972
Cash and cash equivalents at beginning of year	515,430	1,134,835	951,863
Cash and cash equivalents at end of year	$ 642,952	$ 515,430	$ 1,134,835

See accompanying notes to consolidated financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

The consolidated financial statements, which include the accounts of W. R. Berkley Corporation and its subsidiaries (the "Company"), have been prepared on the basis of U.S. generally accepted accounting principles ("GAAP"). All significant intercompany transactions and balances have been eliminated. Reclassifications have been made in the 2009 and 2008 financial statements to conform to the presentation of the 2010 financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the revenues and expenses reflected during the reporting period. The most significant items on our balance sheet that involve a greater degree of accounting estimates that are subject to change in the future are the valuation of investments, other than temporary impairments, loss and loss adjustment expense reserves and premium estimates. Actual results could differ from those estimates.

(B) REVENUE RECOGNITION

Insurance premiums are recognized as written at the inception of the policy. Reinsurance premiums are estimated based upon information received from ceding companies, and subsequent differences from such estimates are recorded in the period they are determined. Insurance and reinsurance premiums are primarily earned on a pro rata basis over the policy term. Fees for services are earned over the period that the services are provided.

Audit premiums are recognized when they are reliably determinable. The accrual for earned but unbilled audit premiums decreased net premiums written and premiums earned by $7 million, $23 million and $28 million in 2010, 2009 and 2008, respectively.

Revenues from wholly-owned investees are derived from services provided to the general aviation market, including fuel and line service, aircraft sales and maintenance, avionics and engineering services and parts fabrication. Revenue is recognized upon delivery of aircraft, delivery of fuel, shipment of parts and upon completion of services.

(C) CASH AND CASH EQUIVALENTS

Cash equivalents consist of funds invested in money market accounts and investments with an effective maturity of three months or less when purchased.

(D) INVESTMENTS

Fixed maturity securities classified as available for sale are carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as a component of comprehensive income and a separate component of stockholders' equity. Fixed maturity securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. Investment income from fixed maturity securities is recognized based on the constant effective yield method. Premiums and discounts on mortgage-backed securities are adjusted for the effects of actual and anticipated prepayments on a retrospective basis.

Equity securities classified as available for sale are carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as a component of comprehensive income and a separate component of stockholders' equity.

Equity securities that the Company purchased with the intent to sell in the near-term are classified as trading account securities and are reported at estimated fair value. Realized and unrealized gains and losses from trading activity are reported as net investment income. The trading account includes direct investments in arbitrage securities and investments in arbitrage-related funds. Short sales and short call options are presented as trading securities sold but not yet purchased. Unsettled trades and the net margin balances held by the clearing broker are presented as a trading account receivable from brokers and clearing organizations.

Investment funds are carried under the equity method of accounting. The Company reports its share of the income or loss from such investments as income (losses) from investment funds. The Company's share of the earnings or losses of investment funds is generally reported on a one-quarter lag in order to facilitate the timely completion of the Company's consolidated financial statements.

Loans receivable represent commercial real estate mortgage loans and bank loans and are carried at amortized cost. The Company monitors the performance of its loans receivable, including current market conditions for each loan and the ability to collect principal and interest. For loans where the Company determines it is probable that the contractual terms will not be met, a valuation allowance equal to the difference between the carrying value of the loan and the estimated fair value of the underlying collateral is established, with a corresponding charge to earnings.

Fair value is generally determined based on quoted market prices. For publicly traded securities for which quoted prices are unavailable, the Company determines fair value based on independent broker quotations and other observable market data. For securities traded only in private negotiations, the Company determines fair value based primarily on the cost of such securities, which is adjusted to reflect prices of recent placements of securities of the same issuer, financial data, projections and business developments of the issuer and other relevant information.

Realized gains or losses represent the difference between the cost of securities sold and the proceeds realized upon sale. The Company uses primarily the first-in, first-out method to determine the cost of securities sold.

The cost of securities is adjusted where appropriate to include a provision for a decline in value which is considered to be other than temporary. An other than temporary decline is considered to occur in investments where there has been a sustained reduction in fair value and where the Company does not expect to recover the cost basis of the investment prior to the time of sale or maturity. Since equity securities do not have a contractual cash flow or a maturity, the Company considers whether the price of an equity security is expected to recover within a reasonable period of time.

For fixed maturity securities that the Company intends to sell or, more likely than not, would be required to sell, a decline in value below amortized cost is considered to be an other-than-temporary impairment ("OTTI"). The amount of OTTI is equal to the difference between amortized cost and fair value at the balance sheet date. For fixed maturity securities that the Company does not intend to sell or believes that it is more likely than not it would not be required to sell, a decline in value below amortized cost is considered to be an OTTI if the Company does not expect to recover the entire amortized cost basis of a security (i.e., the present value of cash flows expected to be collected is less than the amortized cost basis of the security). The portion of the decline in value considered to be a credit loss (i.e., the difference between the present value of cash flows expected to be collected and the amortized cost basis of the security) is recognized in earnings. The portion of the decline in value not considered to be a credit loss (i.e., the difference in the present value of cash flows expected to be collected and the fair value of the security) is recognized in other comprehensive income.

Impairment assessments for structured securities, including mortgage-backed securities and asset-backed securities, collateralized debt obligations and corporate debt, are generally evaluated based on the performance of the underlying collateral under various economic and default scenarios that may involve subjective judgments and estimates by management. Modeling these securities involves various factors, such as projected default rates, the nature and realizable value of the collateral, if any, the ability of the issuer to make scheduled payments, historical performance and other relevant economic and performance factors. If an OTTI determination is made, a discounted cash flow analysis is used to ascertain the amount of the credit impairment.

(E) PER SHARE DATA

The Company presents both basic and diluted net income per share ("EPS") amounts. Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding during the year. Diluted EPS is based upon the weighted average number of common and common equivalent shares outstanding during the year and is calculated using the treasury stock method for stock incentive plans. Common equivalent shares are excluded from the computation in periods in which they have an anti-dilutive effect. Stock options for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on EPS and, accordingly, are excluded from the calculation.

(F) DEFERRED POLICY ACQUISITION COSTS

Acquisition costs (primarily commissions and premium taxes) incurred in writing insurance and reinsurance business are deferred and amortized ratably over the terms of the related contracts. Ceding commissions received on reinsurance contracts are netted against acquisition costs and are recognized ratably over the life of the contract. Deferred policy acquisition costs are presented net of unearned ceding commissions and are limited to the amounts estimated to be recoverable from the applicable unearned premiums and the related anticipated investment income after giving effect to anticipated losses, loss adjustment expenses and expenses necessary to maintain the contracts in force.

(G) RESERVES FOR LOSSES AND LOSS EXPENSES

Reserves for losses and loss expenses are an accumulation of amounts determined on the basis of (1) evaluation of claims for business written directly by the Company; (2) estimates received from other companies for reinsurance assumed by the Company; and (3) estimates for losses incurred but not reported (based on Company and industry experience). These estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the statements of income in the period in which they are determined. The Company discounts its reserves for excess and assumed workers' compensation claims using a risk-free or statutory rate. (See Note 12 of Notes to Consolidated Financial Statements.)

(H) REINSURANCE CEDED

The unearned portion of premiums ceded to reinsurers is reported as prepaid reinsurance premiums and earned ratably over the policy term. The estimated amounts of reinsurance recoverable on unpaid losses are reported as due from reinsurers. To the extent any reinsurer does not meet its obligations under reinsurance agreements, the Company must discharge its liability. Amounts due from reinsurers are reflected net of funds held where the right of offset is present. The Company has provided reserves for estimated uncollectible reinsurance.

(I) DEPOSIT ACCOUNTING

Contracts that do not meet the risk transfer requirements of GAAP are accounted for using the deposit accounting method. Under this method, an asset or liability is recognized at the inception of the contract based on consideration paid or received. The amount of the deposit asset or liability is adjusted at subsequent reporting dates using the interest method with a corresponding credit or charge to interest income or expense. Deposit liabilities for assumed reinsurance contracts were $95 million and $27 million at December 31, 2010 and 2009, respectively.

(J) FEDERAL AND FOREIGN INCOME TAXES

The Company files a consolidated income tax return in the U.S. and foreign tax returns in each of the countries in which it has its overseas operations. The Company's method of accounting for income taxes is the asset and liability method. Under this method, deferred tax assets and liabilities are measured using tax rates currently in effect or expected to apply in the years in which those temporary differences are expected to reverse. Interest and penalties, if any, are reported as income tax expense. The Company believes there are no tax positions that would require disclosure under GAAP. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that all or some portion of the deferred tax assets will not be realized.

(K) FOREIGN CURRENCY

Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are reported on the statements of income as other operating costs and expenses. Unrealized gains or losses resulting from translating the results of non-U.S. dollar denominated operations are reported in accumulated other comprehensive income. Revenues and expenses denominated in currencies other than U.S. dollars are translated at the weighted average exchange rate during the year. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.

(L) REAL ESTATE, FURNITURE AND EQUIPMENT

Real estate, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the estimated useful lives of the respective assets. Depreciation expense was $41 million, $46 million and $38 million for 2010, 2009 and 2008, respectively.

(M) COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) encompasses all changes in stockholders' equity (except those arising from transactions with stockholders) and includes net income, net unrealized holding gains or losses on available for sale securities, unrealized foreign currency translation adjustments and changes in unrecognized pension obligations.

(N) GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangibles assets are tested for impairment on an annual basis and at interim periods where circumstances require. The Company's impairment test as of December 31, 2010 indicated that there were no impairment losses related to goodwill and other intangible assets. Intangible assets of $31 million are included in other assets as of December 31, 2010 and 2009.

(O) STOCK OPTIONS

The costs resulting from all share-based payment transactions with employees are recognized in the consolidated financial statements using a fair-value-based measurement method.

(P) STATEMENTS OF CASH FLOWS

Interest payments were $103 million, $80 million and $84 million in 2010, 2009 and 2008, respectively. Income taxes paid were $123 million, $16 million and $182 million in 2010, 2009 and 2008, respectively. Other non-cash items include acquisitions and dispositions, unrealized investment gains and losses and pension expense. (See Note 2, Note 9 and Note 24 of Notes to Consolidated Financial Statements.)

(Q) RECENT ACCOUNTING PRONOUNCEMENTS

In December 2009, the Financial Accounting Standards Board ("FASB") issued guidance that: (i) eliminates the concept of qualifying "special-purpose entity" ("SPE"); (ii) alters the requirement for transferring assets off of the reporting company's balance sheet; (iii) requires additional disclosure about a transferor's involvement in transferred assets; and (iv) eliminates special treatment of guaranteed mortgage securitizations. This guidance was effective as of January 1, 2010. The adoption of this guidance did not have a material impact on our financial condition or results of operations.

In December 2009, the FASB issued guidance requiring the reporting entity to perform a qualitative analysis that results in a variable interest entity ("VIE") being consolidated if the reporting entity: (i) has the power to direct activities of the VIE that significantly impact the VIE's financial performance; and (ii) has an obligation to absorb losses or receive benefits that may be significant to the VIE. This guidance further requires enhanced disclosures, including disclosure of significant judgments and assumptions as to whether a VIE must be consolidated, and how involvement with a VIE affects the company's financial statements. This guidance was effective as of January 1, 2010. The adoption of this guidance did not have a material impact on our financial condition or results of operations.

In January 2010, the FASB issued guidance that requires additional disclosures regarding fair value measurements. The guidance requires entities to disclose the amounts and reasons for significant transfers between Level 1 and Level 2 of the fair value hierarchy, the reasons for any transfers in or out of Level 3 and separate information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements. Portions of the guidance are effective for interim and annual reporting periods beginning after December 15, 2009, which we adopted effective January 1, 2010, and the remaining guidance is effective for interim and annual reporting periods beginning after December 15, 2010. The adoption of this remaining guidance will expand the disclosures related to fair value measurements in the notes to the Company's consolidated financial statements.

In July 2010, the FASB issued guidance that requires additional disclosures regarding allowances for credit losses and the credit quality of financing receivables. Portions of the guidance are effective and were adopted by us on December 31, 2010, and the remaining guidance is effective in 2011. The adoption of this remaining guidance is not expected to have a material impact on our financial condition or results of operations.

In October 2010, the FASB issued guidance regarding the treatment of costs associated with acquiring or renewing insurance contracts. This guidance modifies the definition of the types of costs that can be capitalized and specifies that the costs must be based on successful efforts that is acquiring a new contract or renewing a contract. This guidance is effective for periods beginning after December 15, 2011. The adoption of this guidance is not expected to have a material impact on our financial condition or results of operations.

(2) Acquisitions

In 2009, the Company acquired a company in the aviation business for $35 million. In 2008, the Company acquired another company in the aviation business and the remaining 20% minority interest in W. R. Berkley Insurance (Europe), Limited for a total cost of $55 million.

The following table summarizes the estimated fair value of net assets acquired and liabilities assumed at the date of acquisition.

(Dollars in thousands)	2009	2008
Cash and cash equivalents	$ 1,773	$ 6,112
Real estate, furniture and equipment	1,777	16,541
Deferred federal income taxes	—	(4,815)
Intangible assets	—	3,658
Goodwill	—	6,229
Other assets	40,382	3,696
Total assets acquired	43,932	31,421
Reserve for losses and loss expenses	—	(1,570)
Other liabilities	8,355	8,428
Total liabilities assumed	8,355	6,858
Noncontrolling interests	(8)	(30,444)
Net assets acquired	$35,585	$55,007

The weighted average useful life of the intangible assets acquired in 2008 was 10 years. This 2008 goodwill is not deductible for tax purposes.

(3) Investments in Fixed Maturity Securities

At December 31, 2010 and 2009, investments in fixed maturity securities were as follows:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
December 31, 2010					
Held to maturity:					
State and municipal	$ 71,998	$3,440	$(1,129)	$ 74,309	$ 71,998
Residential mortgage-backed securities	39,002	3,667	—	42,669	39,002
Corporate	4,995	185	—	5,180	4,995
Total held to maturity	115,995	7,292	(1,129)	122,158	115,995

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
Available for sale:					
U.S. government and government agency	1,289,669	58,658	(452)	1,347,875	1,347,875
State and municipal	5,302,513	203,221	(44,288)	5,461,446	5,461,446
Mortgage-backed securities:					
Residential[1]	1,319,289	52,165	(13,278)	1,358,176	1,358,176
Commercial	57,057	2,207	(5,594)	53,670	53,670
Corporate	2,307,987	102,306	(30,031)	2,380,262	2,380,262
Foreign	460,683	31,283	(236)	491,730	491,730
Total available for sale	10,737,198	449,840	(93,879)	11,093,159	11,093,159
Total investment in fixed maturity securities	$10,853,193	$457,132	$ (95,008)	$11,215,317	$11,209,154
December 31, 2009					
Held to maturity:					
State and municipal	$ 70,847	$ 6,778	$ (739)	$ 76,886	$ 70,847
Residential mortgage-backed securities	44,318	2,984	—	47,302	44,318
Corporate	4,994	—	(13)	4,981	4,994
Total held to maturity	120,159	9,762	(752)	129,169	120,159
Available for sale:					
U.S. government and government agency	1,677,579	40,358	(3,784)	1,714,153	1,714,153
State and municipal[2]	5,551,632	238,271	(41,048)	5,748,855	5,748,855
Mortgage-backed securities:					
Residential[1]	1,537,331	38,229	(44,343)	1,531,217	1,531,217
Commercial	47,292	—	(12,069)	35,223	35,223
Corporate	1,719,874	59,082	(35,574)	1,743,382	1,743,382
Foreign	394,711	12,323	(826)	406,208	406,208
Total available for sale	10,928,419	388,263	(137,644)	11,179,038	11,179,038
Total investment in fixed maturity securities	$11,048,578	$398,025	$(138,396)	$11,308,207	$11,299,197

(1) Gross unrealized losses for mortgage-backed securities include $4,064,000 and $5,085,000, as of December 31, 2010 and 2009, respectively, related to the non-credit portion of OTTI recognized in other comprehensive income.

(2) Gross unrealized losses for state and municipal securities includes $340,000, as of December 31, 2009, related to the non-credit portion of OTTI recognized in other comprehensive income.

The amortized cost and fair value of fixed maturity securities at December 31, 2010, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations:

(Dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$ 738,832	$ 750,274
Due after one year through five years	2,926,911	3,066,783
Due after five years through ten years	2,758,716	2,904,361
Due after ten years	3,013,386	3,039,384
Mortgage-backed securities	1,415,348	1,454,515
Total	$10,853,193	$11,215,317

At December 31, 2010 and 2009, there were no investments, other than investments in United States government and government agency securities, which exceeded 10% of common stockholders' equity. At December 31, 2010, investments with a carrying value of $803 million were on deposit in custodial or trust accounts, of which $598 million was on deposit with state insurance departments, $103 million was on deposit in support of the Company's underwriting activities at Lloyd's, $70 million was on deposit as security for reinsurance clients and $32 million was on deposit as security for letters of credit issued in support of the Company's reinsurance operations.

(4) Investments in Equity Securities Available for Sale

At December 31, 2010 and 2009, investments in equity securities available for sale were as follows:

(Dollars in thousands)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
December 31, 2010					
Common stocks	**$188,949**	**$128,096**	**$ (989)**	**$316,056**	**$316,056**
Preferred stocks	**215,286**	**40,386**	**(10,675)**	**244,997**	**244,997**
Total	**$404,235**	**$168,482**	**$(11,664)**	**$561,053**	**$561,053**
December 31, 2009					
Common stocks	$ 27,237	$ 97,554	$ (5,731)	$119,060	$119,060
Preferred stocks	285,490	9,745	(12,928)	282,307	282,307
Total	$312,727	$107,299	$(18,659)	$401,367	$401,367

(5) Arbitrage Trading Account and Arbitrage Funds

At December 31, 2010 and 2009, the fair value and carrying value of the arbitrage trading account and investment in arbitrage funds and related assets and liabilities were as follows:

(Dollars in thousands)	2010	2009
Arbitrage trading account	**$359,192**	$465,783
Investment in arbitrage funds	**60,660**	83,420
Related assets and liabilities:		
Trading account receivables from brokers and clearing organizations	**339,235**	310,042
Securities sold but not yet purchased	**(53,494)**	(143,885)

The primary focus of the trading account is merger arbitrage and relative value arbitrage. Merger arbitrage is the business of investing in the securities of publicly held companies which are the targets in announced tender offers and mergers. Relative value arbitrage is the business of investing primarily in equity securities with the goal of capitalizing on perceived differences in fundamental values between pairs of companies in similar industries. Arbitrage investing differs from other types of investing in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general financial market conditions.

The Company uses put options, call options and swap contracts in order to mitigate the impact of potential changes in market conditions on the merger arbitrage trading account. These options and contracts are reported at fair value. As of December 31, 2010, the fair value of long option contracts outstanding was $6 million (notional amount of $118 million) and the fair value of short option contracts outstanding was $0.5 million (notional amount of $126 million). Other than with respect to the use of these trading account securities, the Company does not make use of derivatives.

(6) INVESTMENT FUNDS

Investment funds include the following:

	Carrying Value as of December 31,		Income (Losses) from Investment Funds		
(Dollars in thousands)	**2010**	2009	**2010**	2009	2008
Real estate	**$226,183**	$193,178	**$(4,766)**	$(159,569)	$(43,116)
Kiln Ltd	—	—	—	—	10,697
Energy	**96,511**	106,213	**996**	(13,227)	30,785
Other	**129,057**	119,489	**(4,403)**	(757)	(1,919)
Total	**$451,751**	$418,880	**$(8,173)**	$(173,553)	$ (3,553)

In 2008, the Company sold its 20.1% interest in Kiln Ltd for $174 million and reported a realized gain of $70 million.

(7) NET INVESTMENT INCOME

Net investment income consists of the following:

(Dollars in thousands)	**2010**	2009	2008
Investment income earned on:			
Fixed maturity securities and cash	**$501,750**	$495,140	$497,549
Equity securities available for sale	**11,661**	20,295	38,144
Arbitrage trading account[(a)]	**28,847**	40,714	6,032
Gross investment income	**542,258**	556,149	541,725
Investment expense	**(3,560)**	(3,588)	(4,692)
Net investment income	**$538,698**	$552,561	$537,033

(a) Investment income earned from net trading account activity includes unrealized trading losses of $2,447,000 and $334,000 in 2010 and 2008, respectively, and unrealized trading gains of $2,061,000 in 2009.

(8) LOANS RECEIVABLE

The amortized cost of loans receivable was $354 million and $382 million at December 31, 2010 and 2009, respectively. Amortized cost is net of a valuation allowance of $20 million and $14 million at December 31, 2010 and 2009, respectively. The nine largest loans have an aggregate amortized cost of $275 million and an aggregate fair value of $229 million and are secured by commercial real estate. These loans earn interest at floating LIBOR-based interest rates and have maturities (inclusive of extension options) between August 2011 and June 2014. The loans are secured by office buildings (64%), hotels (23%) and senior living facilities (13%) with properties located primarily in New York City, California, Hawaii, Boston and Philadelphia.

The Company monitors the performance of its loans receivable, including current market conditions for each loan and the ability to collect principal and interest. A risk rating is assigned to each loan receivable based upon the Company's assessment of loan to value, cash flow stability, financial and operating performance, loan structure and market conditions. Loans receivable with a potential for default are further assessed using discounted cash flow analysis and comparable cost and sales methodologies, if appropriate. For loans where the Company determines it is probable that the contractual terms will not be met, a valuation reserve is established with a corresponding charge to earnings. Loans receivable are reported net of a valuation reserve of $20 million and $14 million at December 31, 2010 and 2009, respectively.

(9) Realized and Unrealized Investment Gains and Losses

Net investment gains and losses are as follows:

(Dollars in thousands)	2010	2009	2008
Realized investment gains and losses:			
Fixed maturity securities:			
Gains	$ 38,204	$ 50,500	$ 20,444
Lossses	(8,990)	(3,632)	(6,458)
Equity securities available for sale	34,477	52,680	(9,377)
Sale of investment funds	1,871	4,905	72,010
Provision for other than temporary impairments (1)	(9,205)	(151,727)	(433,550)
Less investment impairments recognized in other comprehensive income	—	8,866	—
Other gains	224	—	—
Total net investment gains (losses)	56,581	(38,408)	(356,931)
Income tax (expense) benefit	(19,707)	13,534	124,973
Net investment gains (losses), after income taxes	$ 36,874	$ (24,874)	$ (231,958)
Change in unrealized gains and losses of available for sales securities:			
Fixed maturity securities	$102,454	$ 406,025	$ (258,359)
Less investment impairments recognized in other comprehensive income	1,362	(5,425)	—
Equity securities available for sale	68,178	143,684	(10,333)
Investment funds	4,560	13,235	(33,595)
Cash and cash equivalents	34	(75)	76
Total change in unrealized gains and losses	176,588	557,444	(302,211)
Income tax (expense) benefit	(61,227)	(195,813)	107,291
Noncontrolling interests	(8)	(21)	207
Change in unrealized gains and losses, after income taxes and noncontrolling interests	$115,353	$ 361,610	$ (194,713)

(1) Includes change in valuation allowance for loans receivable of $6,082,000 and $12,418,000 for the years ended December 31, 2010 and 2009, respectively, there was no change in the valuation allowance for 2008.

(10) Securities in an Unrealized Loss Position

The following table summarizes all securities in an unrealized loss position at December 31, 2010 and 2009 by the length of time those securities have been continuously in an unrealized loss position.

	Less Than 12 Months		12 Months or Greater		Total	
(Dollars in thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2010						
U.S. government and government agency	$ 60,228	$ 420	$ 6,973	$ 32	$ 67,201	$ 452
State and municipal	951,119	26,577	156,617	18,840	1,107,736	45,417
Mortgage-backed securities	116,194	2,809	174,163	16,063	290,357	18,872
Corporate	409,604	7,233	155,259	22,798	564,863	30,031
Foreign	43,514	236	—	—	43,514	236
Fixed maturity securities	1,580,659	37,275	493,012	57,733	2,073,671	95,008
Common stocks	58,979	989	—	—	58,979	989
Preferred stocks	27,010	2,368	76,890	8,307	103,900	10,675
Equity securities available for sale	85,989	3,357	76,890	8,307	162,879	11,664
Total	$1,666,648	$40,632	$569,902	$66,040	$2,236,550	$106,672

(Dollars in thousands)	Less Than 12 Months Fair Value	Less Than 12 Months Gross Unrealized Losses	12 Months or Greater Fair Value	12 Months or Greater Gross Unrealized Losses	Total Fair Value	Total Gross Unrealized Losses
December 31, 2009						
U.S. government and government agency	$ 389,745	$ 3,653	$ 7,361	$ 131	$ 397,106	$ 3,784
State and municipal	376,914	12,971	443,666	28,816	820,580	41,787
Mortgage-backed securities	306,840	12,719	260,519	43,693	567,359	56,412
Corporate	194,690	13,958	172,656	21,629	367,346	35,587
Foreign	81,368	826	—	—	81,368	826
Fixed maturity securities	1,349,557	44,127	884,202	94,269	2,233,759	138,396
Common stocks	19,948	5,731	—	—	19,948	5,731
Preferred stocks	9,951	76	163,985	12,852	173,936	12,928
Equity securities available for sale	29,899	5,807	163,985	12,852	193,884	18,659
Total	$1,379,456	$49,934	$1,048,187	$107,121	$2,427,643	$157,055

Fixed Maturity Securities — A summary of the Company's non-investment grade fixed maturity securities that were in an unrealized loss position at December 31, 2010 is presented in the table below:

(Dollars in thousands)	Number of Securities	Aggregate Fair Value	Gross Unrealized Loss
Unrealized loss less than $5 million:			
Mortgage-backed securities	12	$ 91,747	$ 7,835
Corporate	12	77,265	5,068
State and municipal	3	28,590	3,854
Unrealized loss $5 million or more			
Mortgage-backed security[1]	1	31,450	5,550
Total	28	$229,052	$22,307

(1) This investment is secured by 95 properties comprising approximately 30 million square feet of office space located primarily in Boston, Northern California and Los Angeles. The current debt maturity of February 2012 can be extended at the borrower's option through February 2014 provided that there is no continuing default. The Company believes the amount of outstanding debt for the Company's debt layer and all debt layers senior to the Company's debt layer to be below the current fair values for the underlying properties. Based on the portfolio's stable performance (e.g., occupancy rates, lease terms and debt service coverage) and on there being substantial subordinate capital, the Company does not consider the investment to be OTTI.

For OTTI of fixed maturity securities that management does not intend to sell or, believes that it is more likely than not it would not be required to sell, the portion of the decline in value considered to be due to credit factors is recognized in earnings and the portion of the decline in value considered to be due to non-credit factors is recognized in other comprehensive income. The table below provides a roll-forward of the portion of impairments recognized in earnings for those securities that have been impaired due to both credit factors and non-credit factors.

(Dollars in thousands)	For the Year Ended December 31, 2010	2009
Beginning balance of amounts related to credit losses	$ 5,661	$ —
Additions for amounts related to credit losses	—	5,661
Deductions for amounts related to credit loss sales	(1,400)	—
Ending balance of amounts related to credit losses	$ 4,261	$5,661

The Company has evaluated its fixed maturity securities in an unrealized loss position and believes the unrealized losses are due primarily to temporary market and sector-related factors rather than to issuer-specific factors. None of these securities are delinquent or in default on financial covenants. Based on its assessment of these issuers, the Company expects them to continue to meet their contractual payment obligations as they become due and does not consider any of these securities to be OTTI.

Preferred Stocks — At December 31, 2010, there were eight preferred stocks in an unrealized loss position, with an aggregate fair value of $104 million and a gross unrealized loss of $11 million. Three of those preferred stocks with an aggregate fair value of $15 million and a gross unrealized loss of $5 million are rated non-investment grade. The Company does not consider any of the preferred stocks to be OTTI.

Common Stocks — At December 31, 2010, there were four common stocks in an unrealized loss position with an aggregate fair value of $59 million and an aggregate unrealized loss of $1 million. The Company does not consider any of these securities to be OTTI.

(11) Fair Value Measurements

The Company's fixed maturity and equity securities available for sale and its trading account securities are carried at fair value. Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for similar assets in active markets. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs may only be used to measure fair value to the extent that observable inputs are not available.

Because many fixed maturity securities do not trade on a daily basis, the Company utilizes pricing models and processes which may include benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Market inputs used to evaluate securities include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. Quoted prices are often unavailable for recently issued securities, securities that are infrequently traded or securities that are only traded in private transactions. For publicly traded securities for which quoted prices are unavailable, the Company determines fair value based on independent broker quotations and other observable market data. For securities traded only in private negotiations, the Company determines fair value based primarily on the cost of such securities, which is adjusted to reflect prices of recent placements of securities of the same issuer, financial projections, credit quality and business developments of the issuer and other relevant information.

The following tables present the assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009 by level:

(Dollars in thousands)	Total	Level 1	Level 2	Level 3
December 31, 2010				
Assets:				
Fixed maturity securities available for sale:				
U.S. government and government agency	$ 1,347,875	$ —	$ 1,347,875	$ —
State and municipal	5,461,446	—	5,461,446	—
Mortgage-backed securities	1,411,846	—	1,411,846	—
Corporate	2,380,262	—	2,292,199	88,063
Foreign	491,730	—	491,730	—
Total fixed maturity securities available for sale	11,093,159	—	11,005,096	88,063
Equity securities available for sale:				
Common stocks	316,056	204,749	109,748	1,559
Preferred stocks	244,997	—	155,551	89,446
Total equity securities available for sale	561,053	204,749	265,299	91,005
Arbitrage trading account	359,192	162,292	193,713	3,187
Total	$12,013,404	$367,041	$11,464,108	$182,255
Liabilities:				
Securities sold but not yet purchased	$ 53,494	$ 51,672	$ 1,822	$ —

(Dollars in thousands)	Total	Level 1	Level 2	Level 3
December 31, 2009				
Assets:				
Fixed maturity securities available for sale:				
U.S. government and government agency	$ 1,714,153	$ —	$ 1,714,153	$ —
State and municipal	5,748,855	—	5,748,855	—
Mortgage-backed securities	1,566,440	—	1,540,540	25,900
Corporate	1,743,382	—	1,653,222	90,160
Foreign	406,208	—	406,208	—
Total fixed maturity securities available for sale	11,179,038	—	11,062,978	116,060
Equity securities available for sale:				
Common stocks	119,060	11,295	106,206	1,559
Preferred stocks	282,307	—	227,594	54,713
Total equity securities available for sale	401,367	11,295	333,800	56,272
Arbitrage trading account	465,783	465,430	—	353
Total	$12,046,188	$476,725	$11,396,778	$172,685
Liabilities:				
Securities sold but not yet purchased	$ 43,885	$143,885	$ —	$ —

There were no transfers between Levels 1 and 2 for the year ended December 31, 2010.

The following tables summarize changes in Level 3 assets for the years ended December 31, 2010 and 2009:

		Gains (Losses) Included in:							
	Beginning		Other Comprehensive		Paydowns/		Transfers		Ending
(Dollars in thousands)	Balance	Earnings	Income	Purchases	Sales	Maturities	In	Out	Balance
Year ended December 31, 2010									
Fixed maturity securities available for sale:									
Mortgage-backed securities	$ 25,900	$ —	$ —	$ —	$ —	$ —	$ —	$ (25,900)	$ —
Corporate	90,160	(850)	1,558	19,632	(5,324)	(17,113)		—	88,063
Total	116,060	(850)	1,558	19,632	(5,324)	(17,113)	—	(25,900)	88,063
Equity securities available for sale:									
Common stocks	1,559	—	—			—		—	1,559
Preferred stocks	54,713	23,535	31,633	19,542	(39,977)	—		—	89,446
Total	56,272	23,535	31,633	19,542	(39,977)	—	—	—	91,005
Arbitrage trading account	353	(353)	—	3,187	—	—	—	—	3,187
Total	$172,685	$22,332	$33,191	$42,361	$(45,301)	$(17,113)	$ —	$ (25,900)	$182,255
Year ended December 31, 2009									
Fixed maturity securities available for sale:									
State and municipal	$ 41,672	$ —	$ —	$ —	$ —	$ —	$ —	$ (41,672)	$ —
Mortgage-backed securities	22,462	—	3,438	—	—	—	—	—	25,900
Corporate	84,505	391	12,004	1,833	(800)	(19,429)	39,994	(28,338)	90,160
Total	148,639	391	15,442	1,833	(800)	(19,429)	39,994	(70,010)	116,060
Equity securities available for sale:									
Common stocks	58,734	—	712	—	—	—	—	(57,887)	1,559
Preferred stocks	50,486	—	968	3,259	—	—	—	—	54,713
Total	109,220	0	1,680	3,259	0	0	0	(57,887)	56,272
Arbitrage trading account	353	—	—	—	—	—	—	—	353
Total	$258,212	$ 391	$17,122	$ 5,092	$ (800)	$(19,429)	$39,994	$(127,897)	$172,685

The transfers in (out) of Level 3 for state and municipal, mortgage-backed and corporate securities in 2010 and 2009 were based upon the availability of broker dealer quotations. In certain circumstances the Company was able to obtain quotations from third party broker dealers. The common stock transfers out of Level 3 in 2009 were attributable to securities for which observable data became available due to public and private equity offerings.

(12) Reserves for Losses and Loss Expenses

The table below provides a reconciliation of the beginning and ending reserve balances:

(Dollars in thousands)	2010	2009	2008
Net reserves at beginning of year	$8,147,782	$8,122,586	$7,822,897
Net provision for losses and loss expenses[a]:			
Claims occuring during the current year[b]	2,509,933	2,518,849	2,829,830
Decrease in estimates for claims occurring in prior years[c][d]	(253,248)	(234,008)	(195,710)
Loss reserve discount accretion	53,182	51,866	54,494
Total	2,309,867	2,336,707	2,688,614
Net payments for claims:			
Current year	641,570	582,605	640,406
Prior year	1,811,507	1,751,026	1,662,650
Total	2,453,077	2,333,631	2,303,056
Foreign currency translation	(5,051)	22,120	(85,869)
Net reserves at end of year	7,999,521	8,147,782	8,122,586
Ceded reserve at end of year	1,017,028	923,889	877,010
Gross reserves at end of year	$9,016,549	$9,071,671	$8,999,596

(a) The net provision for loss and loss expenses does not include policyholder benefits incurred on life insurance of $47,000 in 2008.
(b) Claims occurring during the current year are net of loss reserve discounts of $67,763,000, $80,455,000 and $97,698,000 in 2010, 2009 and 2008, respectively.
(c) The decrease in estimates for claims occurring in prior years is net of loss reserve discount. On an undiscounted basis, the estimates for claims occurring in prior years decreased by $246,941,000, $232,040,000 and $180,154,000 in 2010, 2009 and 2008, respectively.
(d) Approximately $19 million and $44 million of the favorable reserve development in 2010 and 2009, respectively, was fully offset by a reduction in earned premiums primarily for retrospectively rated policies. The favorable reserve development, net of premium offsets, was $234 million and $190 million in 2010 and 2009, respectively.

For the year ended December 31, 2010, estimates for claims occurring in prior years decreased by $234 million net of premium offsets. The favorable reserve development in 2010 was primarily attributable to accident years 2005 through 2009. The changes in prior year loss reserve estimates are generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims and aggregate claim trends.

Environmental and Asbestos — To date, known environmental and asbestos claims have not had a material impact on the Company's operations. These claims have not materially impacted the Company because its subsidiaries generally did not insure large industrial companies that are subject to significant environmental or asbestos exposures.

The Company's net reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $36 million and $37 million at December 31, 2010 and 2009, respectively. The Company's gross reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $51 million and $54 million at December 31, 2010 and 2009, respectively. Increases (decreases) in net incurred losses and loss expenses for reported asbestos and environmental claims were approximately $2 million, $(0.6) million and $0.4 million in 2010, 2009 and 2008, respectively. Net paid losses and loss expenses for asbestos and environmental claims were approximately $3 million in 2010 and 2009 and $2 million in 2008. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make an actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues, as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.

Discounting — The Company discounts its liabilities for excess and assumed workers' compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company's loss payout experience. For non-proportional business, reserves for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve. These discount rates range from 2.5% to 6.5% with a weighted average discount rate of 4.4%. For proportional business, reserves for losses and loss expenses have been discounted at the statutory rate permitted by the Department of Insurance of the State of Delaware of 2.5%. The aggregate net discount, after reflecting the effects of ceded reinsurance, is $898 million, $877 million and $847 million at December 31, 2010, 2009 and 2008, respectively. The increase in the aggregate discount from 2009 to 2010 and from 2008 to 2009 resulted from an increase in excess and assumed workers' compensation gross reserves.

(13) REINSURANCE

The following is a summary of reinsurance financial information:

	Year Ended December 31,		
(Dollars in thousands)	**2010**	2009	2008
Written premiums:			
Direct	**$3,788,251**	$3,599,836	$3,898,488
Assumed	**627,826**	653,603	621,638
Ceded	**(565,151)**	(523,344)	(486,227)
Total net written premiums	**$3,850,926**	$3,730,095	$4,033,899
Earned premiums:			
Direct	**$3,744,150**	$3,690,493	$4,075,360
Assumed	**652,485**	617,143	704,555
Ceded	**(561,053)**	(501,787)	(490,335)
Total net earned premiums	**$3,835,582**	$3,805,849	$4,289,580
Ceded losses incurred	**$ 379,153**	$ 252,299	$ 295,179

The Company reinsures a portion of its exposures principally to reduce its net liability on individual risks and to protect against catastrophic losses. Estimated amounts due from reinsurers are reported net of reserves for uncollectible reinsurance of $3,098,000, $4,430,000 and $4,895,000 as of December 31, 2010, 2009 and 2008, respectively. The following table presents the amounts due from reinsurers as of December 31, 2010 (dollars in thousands):

Reinsurer	Amount
Munich Re	$ 133,697
Swiss Re	72,161
Berkshire Hathaway	65,934
Transatlantic Re	48,864
Partner Re	47,758
Axis Capital	46,313
Lloyd's of London	44,746
Ace Group	28,227
Hannover Re Group	23,132
XL Capital Group	21,102
Other reinsurers less then $20,000	215,698
Subtotal	747,632
Residual market pools	322,624
Total	$1,070,256

(14) Senior Notes and Other Debt

Senior notes and other debt consist of the following (the difference between the face value and the carrying value is unamortized discount):

(Dollars in thousands) Maturity	Rate	2010 Face Value	2010 Carrying Value	2009 Carrying Value
Senior notes:				
September 30, 2010	5.125%	$ —	$ —	$ 149,772
February 15, 2013	5.875%	200,000	199,295	198,963
May 15, 2015	5.60%	200,000	199,187	199,001
August 15, 2019	6.15%	150,000	148,772	148,630
September 15, 2019	7.375%	300,000	297,784	297,530
September 13, 2020	5.375%	300,000	296,729	—
January 1, 2022	8.70%	76,503	75,890	75,858
February 15, 2037	6.25%	250,000	247,126	247,017
Subsidiary debt:				
2010	Various	—	—	422
2011	Various	13,651	13,651	2,143
2012	Various	20,877	20,877	25,520
2013	Various	512	512	—
July 3, 2023	6.88%	596	596	625
Total debt		$1,512,139	$1,500,419	$1,345,481

(15) Junior Subordinated Debentures

In 2005, the Company issued $250,000,000 aggregate principal amount of 6.75% Junior Subordinated Debentures due July 26, 2045 (the "Debentures") to W. R. Berkley Capital Trust II (the "Trust"). At December 31, 2010, the carrying value of the Debentures, net of unamortized discount, was $242,784,000. The Trust simultaneously issued an equal amount of 6.75% mandatorily redeemable preferred securities (the "Trust Preferred Securities"), which are fully and unconditionally guaranteed by the Company to the extent the Trust has funds available for payment of distributions. The Trust Preferred Securities are subject to mandatory redemption in a like amount (i) in whole but not in part upon repayment of the Debentures at maturity, (ii) in whole but not in part, at any time contemporaneously with the optional prepayment of the Debentures by the Company upon the occurrence and continuation of certain events and (iii) in whole or in part, on or after July 26, 2010, contemporaneously with the optional prepayment by the Company of the Debentures.

(16) Income Taxes

Income tax expense consists of:

(Dollars in thousands)	Current Expense	Deferred Expense (Benefit)	Total
December 31, 2010:			
Domestic	$ 79,143	$ 66,287	$145,430
Foreign	10,584	(2,275)	8,309
Total expense	$ 89,727	$ 64,012	$153,739
December 31, 2009:			
Domestic	$116,777	$(56,325)	$ 60,452
Foreign	9,140	3,558	12,698
Total expense (benefit)	$125,917	$(52,767)	$ 73,150

(Dollars in thousands)	Current Expense	Deferred Expense (Benefit)	Total
December 31, 2008:			
Domestic	$ 77,650	$(63,630)	$ 14,020
Foreign	24,493	6,406	30,899
Total expense (benefit)	$102,143	$(57,224)	$ 44,919

A reconciliation of the income tax expense and the amounts computed by applying the Federal and foreign income tax rate of 35% to pre-tax income are as follows:

(Dollars in thousands)	**2010**	2009	2008
Computed "expected" tax expense	**$211,157**	$133,781	$114,213
Tax-exempt investment income	**(62,628)**	(64,886)	(71,614)
Change in valuation allowance	**102**	(887)	1,095
Impact of lower foreign tax rates	**(253)**	(551)	(4,319)
State and local taxes	**2,298**	1,175	2,349
Other, net	**3,063**	4,518	3,195
Total expense	**$153,739**	$ 73,150	$ 44,919

At December 31, 2010 and 2009, the tax effects of differences that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

(Dollars in thousands)	**2010**	2009
Deferred tax asset:		
Loss reserve discounting	**$152,189**	$180,481
Unearned premiums	**106,162**	109,099
Net operating loss carry forwards	**699**	1,076
Other-than-temporary impairments	**69,057**	73,818
Restricted stock units	**39,514**	30,526
Other	**26,114**	58,824
Gross deferred tax asset	**393,735**	453,824
Less valuation allowance	**(2,328)**	(2,226)
Deferred tax asset	**391,407**	451,598
Deferred tax liability:		
Amortization of intangibles	**11,780**	11,381
Deferred policy acquisition costs	**124,141**	122,116
Unrealized investment gains	**169,106**	111,692
Other	**20,888**	15,959
Deferred tax liability	**325,915**	261,148
Net deferred tax asset	**$ 65,492**	$190,450

The Company had a current tax receivable of $23,605,000 at December 31, 2010 and a current tax payable of $27,187,000 at December 31, 2009. At December 31, 2010, the Company had foreign net operating loss carry forwards of $1,998,000, which expire beginning in 2011. In addition, the Company has a net foreign tax credit carry forward for U.S. income tax purposes in the amount of $2,226,000, which expires beginning in 2012. The Company has provided a full valuation allowance against this amount. The net change in the valuation relates primarily to these items. The statute of limitations has closed for the Company's tax returns through December 31, 2004. The 2005 calendar year statute of limitations remains open as a result of the carry back of capital losses from the 2008 tax year, and the 2006 calendar year statue of limitations remains open as a result of the carry back of capital losses from the 2008 and 2009 tax years.

The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future current operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

(17) Dividends from Subsidiaries and Statutory Financial Information (Unaudited)

The Company's insurance subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. During 2011, the maximum amount of dividends which can be paid without such approval is approximately $490 million. Combined net income and policyholders' surplus of the Company's consolidated insurance subsidiaries, as determined in accordance with statutory accounting practices, are as follows:

(Dollars in thousands)	2010	2009	2008
Net income	$ 574,181	$ 407,449	$ 377,347
Policyholders' surplus	$4,154,654	$3,859,086	$3,322,389

The significant variances between statutory accounting practices and GAAP are that for statutory purposes bonds are carried at amortized cost, acquisition costs are charged to income as incurred, deferred Federal income taxes are subject to limitations, excess and assumed workers' compensation reserves are discounted at different discount rates and certain assets designated as "non-admitted assets" are charged against surplus.

The National Association of Insurance Commissioners ("NAIC") has risk-based capital ("RBC") requirements that require insurance companies to calculate and report information under a risk-based formula which measures statutory capital and surplus needs based on a regulatory definition of risk in a company's mix of products and its balance sheet. As of December 31, 2010, all of the Company's insurance subsidiaries had an RBC amount above the authorized control level RBC, as defined by the NAIC. The Company has guaranteed that the RBC levels of certain subsidiaries will remain above their authorized control levels.

(18) Common Stockholders' Equity

The weighted average number of shares used in the computation of net income per share was as follows:

(Amounts in thousands)	2010	2009	2008
Basic	148,752	160,357	166,956
Diluted	155,081	166,574	173,454

Treasury shares have been excluded from average outstanding shares from the date of acquisition. The difference in calculating basic and diluted net income per share is attributable entirely to the dilutive effect of stock-based compensation plans.

Changes in shares of common stock outstanding, net of treasury shares, are presented below. Shares of common stock issued and outstanding do not include shares related to unissued restricted stock units and unexercised stock options.

(Amounts in thousands)	2010	2009	2008
Balance, beginning of year	156,552	161,467	180,321
Shares issued	2,272	1,467	1,823
Shares repurchased	(17,814)	(6,382)	(20,677)
Balance, end of year	141,010	156,552	161,467

(19) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2010 and 2009:

	2010		2009	
(Dollars in thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturity securities	$11,209,154	$11,215,317	$11,299,197	$11,308,207
Equity securities available for sale	561,053	561,053	401,367	401,367
Arbitrage trading account	359,192	359,192	465,783	465,783
Investment in arbitrage funds	60,660	60,660	83,420	83,420
Loans receivable	353,583	312,515	381,591	285,122
Cash and cash equivalents	642,952	642,952	515,430	515,430
Trading accounts receivable from brokers and clearing organizations	339,235	339,235	310,042	310,042
Liabilities:				
Trading account securities sold but not yet purchased	53,494	53,494	143,885	143,885
Due to broker	5,318	5,318	5,612	5,612
Junior subordinated debentures	242,784	249,900	249,793	242,217
Senior notes and other debt	1,500,419	1,570,057	1,345,481	1,386,802

The estimated fair values of the Company's fixed maturity securities, equity securities available for sale and arbitrage trading account securities are based on various valuation techniques. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for similar assets in active markets. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs may only be used to measure fair value to the extent that observable inputs are not available. The fair value of loans receivable are estimated by using current institutional purchaser yield requirements for loans with similar credit characteristics. The fair value of the senior notes and other debt and the junior subordinated debentures is determined based on spreads for similar securities.

(20) Lease Obligations

The Company and its subsidiaries use office space and equipment under leases expiring at various dates. These leases are considered operating leases for financial reporting purposes. Some of these leases have options to extend the length of the leases and contain clauses for cost of living, operating expense and real estate tax adjustments. Rental expense was $29,936,000, $28,067,000 and $23,802,000 for 2010, 2009 and 2008, respectively. Future minimum lease payments (without provision for sublease income) are: $31,265,000 in 2011; $27,749,000 in 2012; $23,482,000 in 2013; $18,702,000 in 2014 and $51,959,000 thereafter.

(21) Commitments, Litigation and Contingent Liabilities

The Company's subsidiaries are subject to disputes, including litigation and arbitration, arising in the ordinary course of their insurance and reinsurance businesses. The Company's estimates of the costs of settling such matters are reflected in its aggregate reserves for losses and loss expenses, and the Company does not believe that the ultimate outcome of such matters will have a material adverse effect on its financial condition or results of operations. However, adverse outcomes are possible and could negatively impact the Company's financial condition and results of operations.

At December 31, 2010, the Company had commitments to invest up to $174 million in certain investment funds.

(22) Stock Incentive Plan

The Company has a stock incentive plan under which 36,070,313 shares of common stock were reserved for issuance. Pursuant to the stock incentive plan, stock options may be granted at prices determined by the Board of Directors but not less than fair market value on the date of grant. Stock options vest according to a graded schedule of 25%, 50%, 75% and 100% on the third, fourth, fifth and sixth year anniversary of grant date. Stock options expire on the tenth year anniversary of the grant date. The Company has not issued any stock options since 2004.

The following table summarizes stock option information:

	2010		2009		2008	
	Shares	Price[a]	Shares	Price[a]	Shares	Price[a]
Outstanding at beginning of year	**5,700,552**	**$9.53**	6,566,377	$9.06	8,384,422	$8.84
Exercised	**2,191,260**	**8.11**	860,074	5.93	1,780,705	8.00
Cancelled	**5,908**	**10.07**	5,751	10.85	37,340	9.40
Outstanding at year end	**3,503,384**	**10.42**	5,700,552	9.53	6,566,377	9.06
Options exercisable at year end	**3,503,384**	**10.42**	5,699,708	9.53	6,537,403	9.04
Stock available for future grant[b]	**1,785,875**		3,929,067		3,953,053	

(a) Weighted average exercise price.
(b) Includes restricted stock units.

The following table summarizes information about stock options outstanding at December 31, 2010:

	Options Outstanding and Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Remaining Contractual Life (in years)	Weighted Average Price
$0 to $10.00	1,305,300	0.20	$ 9.33
$10.01 to $17.62	2,198,084	1.38	11.06
Total	3,503,384	0.94	$ 10.42

Pursuant to the stock incentive plan, the Company may also issue restricted stock units (RSUs) to officers of the Company and its subsidiaries. The RSUs generally vest five years from the award date and are subject to other vesting and forfeiture provisions contained in the award agreement. The following table summarizes RSU information for the three years ended December 31, 2010:

(Dollars in thousands)	2010	2009	2008
RSUs granted:			
Units	**2,310,650**	119,500	1,369,500
Fair value at grant date	**$ 58,462**	$ 2,783	$ 33,847
RSUs vested:			
Units	**916,750**	1,287,943	1,008,198
RSUs cancelled:			
Units	**161,550**	89,763	128,727
Fair value at grant date	**$ 3,540**	$ 732	$ 2,213
RSUs granted and unvested at end of period:			
Units	**4,945,375**	3,713,025	4,971,231
Fair value at grant date	**$ 199,072**	$ 144,150	$ 142,099

Upon vesting, shares of the Company's common stock equal to the number of vested RSUs are issued or deferred to a later date, depending on the terms of the specific award agreement. As of December 31, 2010, 2,575,478 shares related to vested RSUs had been deferred.

The fair value of RSUs at the date of grant are recorded as unearned compensation, a component of stockholders' equity, and expensed over the vesting period. Following is a summary of changes in unearned compensation for the three years ended December 31, 2010:

(Dollars in thousands)	2010	2009	2008
Unearned compensation at beginning of year	$46,801	$68,503	$60,108
RSUs granted, net of cancellations	54,922	1,947	31,634
RSUs expensed	(25,584)	(23,649)	(23,239)
Unearned compensation at end of year	$76,139	$46,801	$68,503

(23) Compensation Plans

The Company and its subsidiaries have profit sharing plans in which substantially all employees participate. The plans provide for minimum annual contributions of 5% of eligible compensation; contributions above the minimum are discretionary and vary with each participating subsidiary's profitability. Employees become eligible to participate in the profit sharing plans on the first day of the month following the first full three months in which they are employed. The plans provide that 40% of the contributions vest immediately and that the remaining 60% vest at varying percentages based upon years of service. The Company's foreign subsidiaries provide pension benefits in accordance with local regulations. The following table summarizes the profit sharing and foreign pension benefit expense for the three years ended December 31, 2010:

(Dollars in thousands)	2010	2009	2008
Profit sharing expense	$29,604	$25,785	$25,847
Foreign pension expense	3,465	2,547	1,474
Total	$33,069	$28,332	$27,321

The Company has a Long-Term Incentive Compensation Plan ("LTIP") that provides for incentive compensation to key executives based on the growth in the Company's book value per share over a five year period. There are 124,000 units outstanding from the 2006 grant with a maximum value of $31.0 million, of which $30.7 million was earned over the five years ended December 31, 2010. There are 158,500 units outstanding from the 2008 grant with a maximum value of $39.6 million, of which $12.5 million was earned over the three years ended December 31, 2010.

The following table summarizes the LTIP expense for the three years ended December 31, 2010:

(Dollars in thousands)	2010	2009	2008
2006 grant	$ 5,119	$3,816	$3,554
2008 grant	5,070	3,747	3,644
Total	$10,189	$7,563	$7,198

(24) Retirement Benefits

The Company has an unfunded noncontributory defined benefit plan that covers its chief executive officer and chairman of the board. The plan was amended on December 17, 2007 to provide that the benefits payments shall commence on the earliest of (i) January 2, 2014, (ii) the date of death or (iii) a change in control of the Company. The discount rate used to derive the projected benefit obligation and related retirement expense was 5.24% in 2010 and 5.83% in 2009. The discount rate assumption used to determine the benefit obligation for 2010 was based on a yield curve approach. Under this approach, a weighted average yield is determined from a hypothetical portfolio of AA rated bonds. Following is a summary of the projected benefit obligation as of December 31, 2010 and 2009:

(Dollars in thousands)	2010	2009
Projected benefit obligation:		
Beginning of year	$45,889	$37,851
Interest cost	2,675	2,631
Actuarial loss	3,264	5,407
End of year	$51,828	$45,889

Following is a summary of the amounts recognized in accumulated other comprehensive income (loss) as of December 31, 2010 and 2009:

(Dollars in thousands)	2010	2009
Net actuarial loss	$ 9,093	$ 6,254
Prior service cost	15,059	18,082
Net pension asset	$24,152	$24,336

The components of net periodic pension benefit cost are as follows:

(Dollars in thousands)	2010	2009	2008
Components of net periodic benefit cost:			
Interest cost	$ 2,675	$2,631	$2,416
Amortization of unrecognized:			
Prior service costs	3,023	3,023	3,023
Net actuarial loss	424	—	—
Net periodic pension cost	$ 6,122	$5,654	$5,439

The changes in plan assets and projected benefit obligation recognized in other comprehensive income (loss) are as follows:

(Dollars in thousands)	2010	2009
Changes in plan assets and projected benefit obligation:		
Net actuarial loss	$ 3,264	$5,407
Amortization of:		
Net actuarial loss	(424)	—
Prior service costs	(3,023)	(3,023)
Total recognized in other comprehensive income (loss)	$ (183)	$2,384

The estimated prior service cost and net actuarial loss that will be amortized from accumulated other comprehensive income (loss) into periodic benefit cost during 2011 are $3,023,000 and $1,330,000, respectively.

(25) Supplemental Financial Statement Data

Other operating costs and expenses consist of the following:

(Dollars in thousands)	2010	2009	2008
Amortization of deferred policy acquisition costs	$ 917,217	$ 903,154	$ 998,539
Other underwriting expenses	397,266	345,309	305,012
Service company expenses	72,372	78,331	87,397
Net foreign currency (gains) losses	2,126	4,213	(23,213)
Other costs and expenses	107,381	109,831	107,430
Total	$1,496,362	$1,440,838	$1,475,165

(26) Industry Segments

The Company's operations are presently conducted in five segments of the insurance business: Specialty, Regional, Alternative Markets, Reinsurance and International.

Our Specialty segment underwrites complex and sophisticated third-party liability risks, principally within the excess and surplus lines. The primary lines of business are premises operations, professional liability, commercial automobile, products liability and property lines. The companies within the segment are divided along the different customer bases and product lines that they serve. The Specialty units deliver their products through a variety of distribution channels depending on the customer base and particular risks insured. The customers in this segment are highly diverse.

Our Regional segments provide commercial insurance products to customers primarily in 45 states. Key clients of this segment are small-to-mid-sized businesses and state and local governmental entities. The Regional subsidiaries are organized geographically, which provides them with the flexibility to adapt to local market conditions, while enjoying the superior administrative capabilities and financial strength of the Company. The Regional operations are organized geographically based on markets served.

Our Alternative Markets operations specialize in developing, insuring, reinsuring and administering self-insurance programs and other alternative risk transfer mechanisms. Our clients include employers, employer groups, insurers, and alternative market funds seeking less costly, more efficient ways to manage exposure to risks. In addition to providing insurance, the Alternative Markets segment also provides a wide variety of fee-based services, including consulting and administrative services.

Our Reinsurance operations specialize in underwriting property casualty reinsurance on both a treaty and a facultative basis. The principal Reinsurance units are facultative reinsurance, which writes individual certificates and program facultative business, treaty reinsurance, which functions as a traditional reinsurer in specialty and standard reinsurance lines, and Lloyd's reinsurance, which writes property and casualty reinsurance through Lloyd's.

Our International segment offers personal and commercial property casualty insurance in South America and commercial property casualty insurance in the United Kingdom and Continental Europe and reinsurance in Australia, Southeast Asia and Canada.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Income tax expense and benefits are calculated based upon the Company's overall effective tax rate.

Summary financial information about the Company's operating segments is presented in the following table. Income (loss) before income taxes by segment consists of revenues less expenses related to the respective segment's operations, including allocated investment income. Identifiable assets by segment are those assets used in or allocated to the operation of each segment.

	Revenues					
(Dollars in thousands)	Earned Premiums	Investment Income and Funds	Other	Total	Pre-Tax Income (Loss)	Net Income (Loss)
December 31, 2010:						
Specialty	$1,288,373	$180,063	$ 3,130	$1,471,566	$296,645	$214,769
Regional	1,066,922	82,411	3,114	1,152,447	117,353	86,325
Alternative Markets	608,191	123,309	79,173	810,673	178,607	131,126
Reinsurance	419,356	103,079	—	522,435	129,922	97,015
International	452,740	32,794	—	485,534	21,174	14,838
Corporate, other and eliminations[1]	—	8,869	215,964	224,833	(196,977)	(131,660)
Net investment gains	—	—	56,581	56,581	56,581	36,874
Consolidated	$3,835,582	$530,525	$357,962	$4,724,069	$603,305	$449,287

(Dollars in thousands)	Revenues: Earned Premiums	Revenues: Investment Income and Funds	Revenues: Other	Revenues: Total	Pre-Tax Income (Loss)	Net Income (Loss)
December 31, 2009:						
Specialty	$1,354,355	$125,351	$ 3,560	$1,483,266	$ 220,906	$ 167,732
Regional	1,116,871	57,530	2,725	1,177,126	106,078	80,031
Alternative Markets	597,932	83,719	87,032	768,683	162,875	121,993
Reinsurance	411,511	75,505	—	487,016	86,358	70,675
International	325,180	26,767	—	351,947	22,719	14,676
Corporate, other and eliminations[(1)]	—	10,136	191,412	201,548	(178,298)	(121,176)
Net investment losses	—	—	(38,408)	(38,408)	(38,408)	(24,874)
Consolidated	$3,805,849	$379,008	$ 246,321	$4,431,178	$ 382,230	$ 309,057
December 31, 2008:						
Specialty	$1,618,915	$188,120	$ 3,778	$1,810,813	$ 375,429	$ 271,156
Regional	1,237,258	80,538	—	1,317,796	108,719	82,281
Alternative Markets	626,858	105,674	99,090	831,622	201,879	146,460
Reinsurance	519,717	116,046	—	635,763	117,946	93,399
International	286,832	35,184	—	322,016	52,943	36,162
Corporate, other and eliminations[(1)]	—	7,918	139,811	147,729	(173,663)	(116,359)
Net investment losses	—	—	(356,931)	(356,931)	(356,931)	(231,958)
Consolidated	$4,289,580	$533,480	$(114,252)	$4,708,808	$ 326,322	$ 281,141

(1) Corporate, other and eliminations represent corporate revenues and expenses, net investment gains and losses and other items that are not allocated to business segments.

Identifiable assets by segment were as follows (dollars in thousands):

December 31,	**2010**	2009
Specialty	**$ 5,854,256**	$ 5,589,666
Regional	**2,616,238**	2,741,269
Alternative Markets	**3,801,597**	3,643,214
Reinsurance	**2,972,988**	3,142,017
International	**1,391,604**	1,118,994
Corporate, other and eliminations[(1)]	**891,864**	1,093,436
Consolidated	**$17,528,547**	$17,328,596

(1) Corporate, other and eliminations represent corporate revenues and expenses, net investment gains and losses and other items that are not allocated to business segments.

Net premiums earned by major line of business are as follows:

(Dollars in thousands)	**2010**	2009	2008
SPECIALTY			
Other liability	**$ 384,799**	$ 449,120	$ 596,314
Property	**212,164**	199,746	208,534
Professional liability	**200,219**	173,201	155,967
Commercial automobile	**129,505**	189,501	268,438
Products liability	**112,072**	131,713	183,786
Other	**249,614**	211,074	205,876
Total Specialty	**1,288,373**	1,354,355	1,618,915

(Dollars in thousands)	2010	2009	2008
REGIONAL			
Commercial multi peril	**389,997**	405,552	455,366
Commercial automobile	**301,290**	322,445	361,793
Workers' compensation	**214,857**	229,066	250,770
Other	**160,778**	159,808	169,329
Total Regional	**1,066,922**	1,116,871	1,237,258
ALTERNATIVE MARKETS			
Primary workers' compensation	**260,508**	242,259	243,571
Excess workers' compensation	**216,647**	252,196	289,764
Other	**131,036**	103,477	93,523
Total Alternative Markets	**608,191**	597,932	626,858
REINSURANCE			
Casualty	**307,474**	323,479	444,606
Property	**111,882**	88,032	75,111
Total Reinsurance	**419,356**	411,511	519,717
INTERNATIONAL			
Professional liability	**88,997**	84,101	100,908
Property	**80,105**	26,119	17,434
Reinsurance	**74,047**	56,454	9,938
Automobile	**69,875**	64,969	63,729
Workers' compensation	**57,802**	46,698	47,149
Other liability	**38,344**	25,736	31,287
Other	**43,570**	21,103	16,387
Total International	**452,740**	325,180	286,832
Total	**$3,835,582**	$3,805,849	$4,289,580

(27) Quarterly Financial Information (Unaudited)

The following is a summary of quarterly financial data (in thousands except per share data):

			2010	
Three months ended	March 31	June 30	September 30	December 31
Revenues	$1,153,547	$1,163,068	$1,176,112	$1,231,342
Net income	118,610	110,207	93,619	126,851
Net income per share[a]				
Basic	0.77	0.73	0.64	0.88
Diluted	0.74	0.70	0.61	0.85

			2009	
Three months ended	March 31	June 30	September 30	December 31
Revenues	$ 963,621	$1,155,098	$1,136,309	$1,176,150
Net income (loss)	(20,346)	97,387	97,722	134,294
Net income (loss) per share[a]				
Basic	(0.13)[b]	0.61	0.61	0.84
Diluted	(0.13)[b]	0.59	0.59	0.81

(a) Net income (loss) per share ("EPS") in each quarter is computed using the weighted-average number of shares outstanding during that quarter, while EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters EPS does not necessarily equal the full-year EPS.

(b) For the three months ended March 31, 2009, the anti-dilutive effects of 7,001,000 potential common shares outstanding were excluded from the outstanding diluted shares due to the first quarter loss.

OPERATING UNITS

INSURANCE

ACADIA INSURANCE GROUP, LLC
One Acadia Commons, P.O. Box 9010
Westbrook, Maine 04098–5010
Tel: (207) 772 4300 Fax: (207) 772 6104
www.acadiainsurance.com

William M. Rohde, Jr., President
Charles A. Hamblen, CPCU, Senior Vice President and Chief Financial Officer
Bobbi Amero, CPCU, Senior Vice President
Paul M. Strohfus, Senior Vice President
Jonathan R. Becker, Vice President
Andrew M. Burbank, Vice President
Joel D. Glockler, Vice President
Jane E. Gordon, Vice President
Susan N. Grady, Vice President
Joseph Gresia, Jr., Vice President
David J. LeBlanc, CPCU, Vice President
J. Barry May, CPCU, Vice President
Stephen J. Rich, CPCU, Vice President
David S. Richards, Vice President
Christopher R. Rourke, Vice President
Leonard J. Ryer, Vice President
Kathryn P. Whitmore, Vice President

Bedford, New Hampshire	Tel: (603) 627 8466
Marlborough, Massachusetts	Tel: (508) 786 6600
Rocky Hill, Connecticut	Tel: (860) 331 2400
South Burlington, Vermont	Tel: (802) 658 0722
Syracuse, New York	Tel: (315) 457 3757
Westbrook, Maine	Tel: (207) 772 4300

ADMIRAL INSURANCE GROUP, LLC
1255 Caldwell Road
Cherry Hill, New Jersey 08034
Tel: (856) 429 9200 Fax: (856) 429 8611
www.admiralins.com

James S. Carey, CPCU, President and Chief Executive Officer
Thomas G. Grilli, Jr., Senior Vice President, Chief Financial Officer and Treasurer
Daniel A. MacDonald, Senior Vice President and Secretary
Scott R. Barraclough, Regional Vice President
Curtis E. Fletcher, CPCU, Regional Vice President
Michael S. Howey, Regional Vice President
Martin M. Michell, Regional Vice President
Richard Moore, Vice President and General Counsel
Michael S. Bernstein, Vice President
Letha E. Heaton, Vice President
Robert J. Morgan, Vice President
Anthony A. Peraine, Vice President
Walter G. Strauss, Vice President
Patricia A. Vreeland, Vice President

Austin, Texas	Tel: (512) 795 0766
Duluth, Georgia	Tel: (770) 476 1561
Seattle, Washington	Tel: (206) 467 6511

Admiral Excess Underwriters
Stamford, Connecticut — Tel: (203) 323 8286

Admiral Professional Program
New York, New York — Tel: (212) 566 5444

Admiral Risk Insurance Services, Inc.
Chicago, Illinois — Tel: (312) 368 1107
Los Angeles, California — Tel: (213) 891 9259

AMERICAN MINING INSURANCE GROUP, LLC
3490 Independence Drive
Birmingham, Alabama 35209
Tel: (205) 870 3535 Fax: (205) 870 3245
www.americanmining.com

Chandler F. Cox, Jr., CPCU, President and Chief Executive Officer
Dominick Giovannelli, Executive Vice President
Gregory T. Pierre, Senior Vice President, Chief Financial Officer and Treasurer
Gregory S. Barth, CPCU, Senior Vice President
Ruth A. Howald, CPCU, Senior Vice President
John S. Huddleston, Senior Vice President
William A. Schrimpf, Sr., Senior Vice President and General Counsel
Donna J. Shenesky, Senior Vice President
J. Dale Thompson, Senior Vice President
Bryant E. Brown, Vice President
Durbin W. Christner, Vice President
Jonathan W. Flower, Vice President
Theodore C. Roose, Vice President
Rosemary C. Courington, Secretary and Controller

Johnstown, Pennsylvania	Tel: (814) 255 0200
Lexington, Kentucky	Tel: (859) 971 1955
Richlands, Virginia	Tel: (276) 596 9611
Las Vegas, Nevada	Tel: (702) 415 2970

BERKLEY ACCIDENT AND HEALTH, LLC
2445 Kuser Road, Suite 201
Hamilton Square, New Jersey 08690–3303
Tel: (609) 584 6990 Fax: (609) 588 5770
www.berkleyah.com

Christopher C. Brown, President and Chief Executive Officer
Donato Gasparro, Chief Operating Officer
Andrew D. Clayton, Vice President
Lee D. Davidson, Vice President
Michael Madden, Vice President
Steven W. Tingley, Vice President
Peter C. Jonson, Controller

Alpharetta, Georgia
Annapolis, Maryland
Columbus, Ohio
Denver, Colorado
Fort Washington, Pennsylvania
Hamilton Square, New Jersey
Marlborough, Massachusetts

Minneapolis, Minnesota
Rolling Meadows, Illinois
San Francisco, California
Scottsdale, Arizona
Tel: (609) 584 6990

BERKLEY ASSET PROTECTION UNDERWRITING MANAGERS, LLC
317 Madison Avenue, Suite 1104
New York, New York 10017
Tel: (212) 922 0659 Fax: (212) 922 9362
www.berkleyassetpro.com

Joseph P. Dowd, President
Gregory J. Smith, Executive Vice President
Sean C. Missal, Vice President
Nicholas A. F. Reynolds, Vice President

Glen Allen, Virginia Tel: (804) 237 5253
Rocky Hill, Connecticut Tel: (860) 331 2399

BERKLEY AVIATION, LLC
1101 Anacapa Street, Suite 200
Santa Barbara, California 93101
Tel: (805) 898 7640 Fax: (805) 898 7690
www.berkleyaviation.com

Jason R. Niemela, President
Richard S. Huston, Senior Vice President
Peter F. Barnes, Vice President
Gary L. Feramisco, Vice President
Ryan R. Gould, Vice President
Alan C. Hair, Vice President and Chief Financial Officer
Matthew P. Rowley, Vice President

BERKLEY LIFE AND HEALTH INSURANCE COMPANY
475 Steamboat Road
Greenwich, Connecticut 06830
Tel: (203) 542 3800 Fax: (203) 542 3839

Christopher C. Brown, President
Rajiv N. Raval, Senior Vice President and Secretary
Lee D. Davidson, Vice President
Donato Gasparro, Vice President
Peter C. Jonson, Treasurer

Hamilton Square, New Jersey Tel: (609) 584 6990

BERKLEY LIFE SCIENCES, LLC
200 Princeton South Corporate Center, Suite 250
Ewing, New Jersey 08628
Tel: (609) 844 7800 Fax: (609) 844 7859
www.berkleyls.com

Jill E. Wadlund, President
Emily J. Urban, Senior Vice President
Chris W. Dorko, Vice President
Eric M. Jacobs, Vice President
Bradley M. John, Vice President
Lisa K. Krist, Vice President
Paul Osuch, Vice President
Spencer J. Page, Vice President and Chief Financial Officer
Esperanza Pereira, Vice President
Kevin M. Quinley, Vice President
Hedy Linette Ranieri, Vice President
Scott A. Rosenberg, Vice President

BERKLEY MEDICAL EXCESS UNDERWRITERS, LLC
390 S. Woods Mill Road, Suite 125
St. Louis, Missouri 63017
Tel: (314) 523 3650 Fax: (314) 523 3685
www.berkleymed.com

Collin J. Suttie, President
W. Matthew Fessler, Senior Vice President
Russell A. Creed, Vice President
Jane M. Sharpe, Vice President
Robbin A. Willis, Vice President
Roger J. Becker, Controller and Treasurer

BERKLEY MID-ATLANTIC GROUP, LLC
4820 Lake Brook Drive, Suite 300
Glen Allen, Virginia 23060
Tel: (804) 285 2700 Fax: (804) 285 5717
www.wrbmag.com

Kevin W. Nattrass, President and Chief Executive Officer
William Kirk Bonner, Vice President
Jeffrey E. Bouton, CPCU, Vice President
William Tim Gardner, Vice President
Bernard C. Kurtzweil, CPCU, Vice President
Allen R. Latimer, Vice President, Chief Financial Officer and Treasurer
J. Michael Lent, CPCU, Vice President
Marianne M. Morosko, CPCU, Vice President
Vickie L. Price, Vice President
Laura L. Thorne, Vice President
William E. Yount, CPCU, Vice President

Glen Allen, Virginia
Charlotte, North Carolina
Erie, Pennsylvania
Harrisburg, Pennsylvania
Pittsburgh, Pennsylvania
Tel: (800) 283 1153

BERKLEY NET UNDERWRITERS, LLC
12701 Marblestone Drive, Suite 250
Woodbridge, Virginia 22192
Tel: (703) 586 6300 Fax: (703) 586 6286
www.berkleynet.com

John K. Goldwater, President and Chief Executive Officer
John J. Burke, Senior Vice President
James B. Gilbert, Senior Vice President
Brian R. Risen, CPCU, Senior Vice President
David J. Lasota, CPCU, Vice President

Hamilton Square, New Jersey Tel: (609) 584 6990

BERKLEY NORTH PACIFIC GROUP, LLC
13920 SE Eastgate Way, Suite 120
Bellevue, Washington 98005
Tel: (877) 316 9038 Fax: (866) 461 1357
www.berkleynpac.com

Jeffrey R. Dehn, President and Chief Executive Officer
Deirdre A. Ashlock, Vice President
John P. McPeak, Vice President, Chief Financial Officer and Treasurer
John F. Thelen, Vice President, General Counsel and Secretary

Meridian, Idaho Tel: (800) 480 2942

BERKLEY OFFSHORE UNDERWRITING MANAGERS, LLC
14 Wall Street, Suite 1610
16th Floor
New York, New York 10005
Tel: (212) 618 2951

Frank A. Costa, President
D. Scott Barnard, Vice President
Beena Gadgil, Vice President
Aron L. Pasternack, Vice President

Houston, Texas Tel: (713) 789 5613

BERKLEY OFFSHORE UNDERWRITING MANAGERS UK, LIMITED
40 Lime Street, 6th Floor
London EC3M 7AW, England
Tel: (44) 207 337 1400

R. Christian Walker, Executive Vice President

BERKLEY OIL & GAS SPECIALTY SERVICES, LLC
10375 Richmond Avenue, Suite 1900
Houston, Texas 77042
Tel: (877) WRBC BOG (877 972 2264) Fax: (832) 308 6982
www.berkleyoil-gas.com

Carol A. Randall, President
Linda A. Eppolito, Chief Financial Officer
Mark W. Davenport, Vice President
Nancy R. Zoril, Vice President

BERKLEY PROFESSIONAL LIABILITY, LLC
14 Wall Street, Suite 1610
16th Floor
New York, New York 10005
Tel: (212) 618 2900 Fax: (212) 618 2940
www.berkleypro.com

John R. Benedetto, President
Steven P. Walsh, Executive Vice President
Paul A. Brophy, Senior Vice President
Ashley M. Beales, Vice President
Rocco A. Capuano, Vice President
Michael C. Nicolai, Vice President
Paul E. Sowadski, Vice President
Josh A. Weiss, Vice President
Larry X. Zhang, Vice President

BERKLEY REGIONAL SPECIALTY, LLC
14902 North 73rd Street
Scottsdale, Arizona 85260
Tel: (480) 444 5950 Fax: (480) 607 2991

Paul S. McAuliffe, President and Chief Executive Officer
Gordon L. Keffer, Vice President, Chief Financial Officer and Treasurer
Donna J. Latham, Vice President
Vickie L. Potts, CPCU, Vice President
Kenneth L. Traylor, CPCU, Vice President
Patrick K. Watland, CPCU, Vice President

Dallas, Texas Tel: (866) 696 2140
Des Moines, Iowa Tel: (866) 752 6361
Hartford, Connecticut Tel: (877) 211 5164
Meridian, Mississippi Tel: (866) 696 2140
Oklahoma City, Oklahoma Tel: (866) 696 2140
Richmond, Virginia Tel: (866) 738 1595
Scottsdale, Arizona Tel: (866) 412 7742

BERKLEY RISK ADMINISTRATORS COMPANY, LLC
222 South Ninth Street, Suite 1300
Minneapolis, Minnesota 55402–3332
Tel: (612) 766 3000 Fax: (612) 766 3099
www.berkleyrisk.com

J. Michael Foley, President
Scott L. Dahlager, Executive Vice President
John C. Treacy, Executive Vice President and Chief Financial Officer
Thomas R. Drake, Senior Vice President
Patricia J. Fish, Senior Vice President
Geraint D. Powell, Vice President and Legal Counsel

Council Bluffs, Iowa Tel: (800) 832 0137
Indianapolis, Indiana Tel: (317) 585 2799
Las Vegas, Nevada Tel: (702) 415 2970
Nashville, Tennessee Tel: (615) 493 7777
Overland Park, Kansas Tel: (913) 385 4960
Pierre, South Dakota Tel: (605) 945 2144
Rolling Meadows, Illinois Tel: (866) 738 3243
St. Paul, Minnesota Tel: (651) 281 1200
Scottsdale, Arizona Tel: (602) 992 8844
Tukwila, Washington Tel: (206) 575 2303
Virginia Beach, Virginia Tel: (757) 490 7838
Wauwatosa, Wisconsin Tel: (414) 771 2038

All Claims of Nevada
Las Vegas, Nevada Tel: (702) 415 2970

Berkley Administrators of Connecticut, Inc.
Farmington, Connecticut Tel: (860) 409 9300

Berkley Risk Managers
Mays Landing, New Jersey Tel: (609) 625 5544

Berkley Risk Services of Colorado
Denver, Colorado — Tel: (303) 357 2600

Southwest Risk Services
Scottsdale, Arizona — Tel: (602) 996 8810

BERKLEY SELECT, LLC
250 South Wacker Drive, Suite 700
Chicago, Illinois 60606
Tel: (312) 881 1330 Fax: (312) 881 1338
www.berkleyselect.com

Joseph G. Shores, President
Diane L. Cummings, Executive Vice President
Joseph N. Smith, Chief Financial Officer
Ernest J. Fahien, Vice President
Todd D. Hampton, Vice President

BERKLEY SPECIALTY UNDERWRITING MANAGERS LLC
Three Ravinia Drive, Suite 500
Atlanta, Georgia 30346
Tel: (404) 443 2040 Fax: (404) 443 2050
www.berkleysum.com

Steven S. Zeitman, President and Chief Executive Officer
Rick Bak, CPCU, Executive Vice President and
Chief Operating Officer
Elena D. Mohler, CPCU, Senior Vice President
John H. Lindquist, Vice President
Patricia K. London, Vice President and Chief Financial Officer
Roy B. Pomerantz, Vice President
Joseph F. Rugnetta, Vice President
Michael A. Turner, CPCU, Vice President
Cindy L. Broschart, President – Entertainment and Sports
Michael A. Harris, Vice President
Peter E. Lambert, CPCU, Vice President
Kenneth J. Berger, President – Environmental
Edwin Baez, Vice President
John T. Carty, Vice President
Kenneth J. Danowski, Vice President
Chris DeLauder, Vice President
Paul J. Kinni, Vice President
Jean-Michel Mathys, Vice President
Robert J. Patterson, Vice President
Jeff Wyatt, Vice President

Specialty Casualty

Atlanta, Georgia	Tel: (404) 443 2055
Chicago, Illinois	Tel: (404) 443 2081
Glastonbury, Connecticut	Tel: (404) 443 2070
St. Paul, Minnesota	Tel: (404) 443 2075

Entertainment & Sports

Irving, Texas	Tel: (972) 819 8980
Glendale, California – BMIS	Tel: (972) 819 8985

Environmental

Atlanta, Georgia	Tel: (404) 443 2117
Boston, Massachusetts	Tel: (404) 443 2017
Jersey City, New Jersey	Tel: (201) 748 3025
Chicago, Illinois	Tel: (404) 443 2082
Walnut Creek, California – BMIS	Tel: (404) 443 2039

BERKLEY SURETY GROUP, LLC
412 Mt. Kemble Avenue, Suite 310N
Morristown, New Jersey 07960
Tel: (973) 775 5021 Fax: (973) 775 5204
www.berkleysurety.com

Steven F. Coward, President
Michael J. Hurley, Senior Vice President
Andrew M. Tuma, Senior Vice President
John F. Beers, Vice President
Anna B. Dime, Vice President
Vincent P. Forte, Vice President
Todd A. Fraaken, Vice President
Robert G. Kelly, Vice President
Fred H. Lustig, Vice President
David Pesce, Vice President
James R. Bell, Regional Vice President
Frank J. Librera, Regional Vice President
Tim Miller, Regional Vice President

Alpharetta, Georgia	Tel: (678) 624 1818
Charlotte, North Carolina	Tel: (973) 775 5077
Chesterfield, Missouri	Tel: (973) 775 5278
Dallas, Texas	Tel: (972) 385 1140
Denver, Colorado	Tel: (973) 775 5273
Des Moines, Iowa	Tel: (800) 456 5486
Glendale, California	Tel: (818) 550 1403
Lincoln, Nebraska	Tel: (800) 456 5486
Marlborough, Massachusetts	Tel: (508) 263 2582
Morristown, New Jersey	Tel: (973) 775 5021
Naperville, Illinois	Tel: (973) 775 5282
New York, New York	Tel: (212) 867 2650
Radnor, Pennsylvania	Tel: (973) 775 5096
Seattle, Washington	Tel: (206) 223 5842
Severna Park, Maryland	Tel: (410) 647 6990
Tampa, Florida	Tel: (973) 775 5056
Westbrook, Maine	Tel: (207) 228 1922

BERKLEY UNDERWRITING PARTNERS, LLC
215 Shuman Boulevard, Suite 200
Naperville, Illinois 60563
Tel: (630) 210 0360 Fax: (630) 210 0375
www.bupllc.com

John S. Diem, President and Chief Executive Officer
Joseph L. Mathews, Executive Vice President and
Chief Financial Officer
Julius M. Colangelo, Senior Vice President
Spencer L. Coyle, Senior Vice President
David A. Hanes, Senior Vice President
Joseph M. Pojman, Senior Vice President
Michael Anello, Vice President
Stephen Bosy, Vice President
Christopher C. Campbell, Vice President
Larris R. Larsen, Vice President
Paul H. Lundberg, Vice President
Stephen A. Murray, Vice President
Steven H. Strauss, Vice President
Thomas J. Voss, Vice President

CAROLINA CASUALTY INSURANCE GROUP, LLC
4600 Touchton Road East, Building 100, Suite 400
Jacksonville, Florida 32246
Tel: (904) 363 0900 Fax: (904) 363 8098
www.carolinacas.com

Douglas J. Powers, CPCU, President and Chief Executive Officer
Gerald B. Bushey, Vice President
Reyad G. Cratem, III, Vice President, Chief Financial Officer and Treasurer
John S. Ewert, Vice President
Mark J. Gallo, Vice President
Robert W. Perew, Vice President
Catherine P. Steckner, Vice President
Betty C. Sutherland, Vice President and Secretary

Greenville, South Carolina Tel: (864) 286 1480

Gemini Transportation Underwriters
Boston, Massachusetts
Tel: (617) 310 8200

Rocco P. Modafferi, CPCU, President
Akito Miyazaki, Controller

CLERMONT SPECIALTY MANAGERS, LTD.
3 University Plaza, Suite 604
Hackensack, New Jersey 07601
Tel: (201) 518 2500 Fax: (201) 342 6381
www.clermonthid.com

William J. Johnston, President
David A. Gianfrancesco, Executive Vice President
Mark Mikulak, Senior Vice President
Holly Fettinger, Vice President
James A. Carew, Chief Financial Officer

CONTINENTAL WESTERN GROUP, LLC
11201 Douglas Avenue
Des Moines, Iowa 50322
Tel: (515) 473 3000 Fax: (515) 473 3015
www.cwgins.com

Bradley S. Kuster, CPCU, President and Chief Executive Officer
Charles P. Maloney, Senior Vice President
Michael L. Anania, Regional Vice President
William J. Besonen, CPCU, Regional Vice President
Richard B. Swain, CPCU, Regional Vice President
Ann M. Collins, Vice President, Chief Financial Officer and Treasurer
Aaron M. Larson, Vice President
Thomas E. Nelson, Vice President
Lynsey L. Oster, Vice President
Terry L. Shaw, CPCU, Vice President
Robert B. Shepard, CPCU, Vice President
John F. Thelen, Vice President, General Counsel and Secretary
C. Jeffrey West, Vice President

Des Moines, Iowa Tel: (515) 473 3000
Lincoln, Nebraska Tel: (402) 423 7688
Luverne, Minnesota Tel: (507) 283 9561

Berkley Agribusiness Risk Specialists
11201 Douglas Avenue
Des Moines, Iowa 50322
Tel: (515) 473 3000 Fax: (866) 342 0630

Terry L. Shaw, CPCU, President
Bradley T. London, CPCU, Senior Vice President
Bradley G. Waline, CPCU, Senior Vice President
Tony L. Hudnutt, Vice President
Alan M. Tweeten, Vice President

FINSECURE, LLC
1122 Kenilworth Drive, Suite 107
Towson, Maryland 21204
Tel: (410) 337 9260 Fax: (866) 915 7879
www.finsecure.net

Annette Merz, President
Joseph L. Mathews, Chief Financial Officer and Treasurer
Barbara A. Ewing, Vice President
Curtis Landen, Vice President
John O'Mara, Vice President

KEY RISK INSURANCE COMPANY
KEY RISK MANAGEMENT SERVICES, LLC
7900 McCloud Road, Suite 300
P.O. Box 49129
Greensboro, North Carolina 27419
Tel: (336) 668 9050 Fax: (336) 605 7544
www.keyrisk.com

Robert W. Standen, President
Rebecca H. Karr, CPCU, Chief Operating Officer and Chief Financial Officer
Joe C. Brooks, Senior Vice President
John A. Godfrey, CPCU, Senior Vice President
Anne H. Myers, CPCU, Senior Vice President
Joseph J. Abriola, Senior Vice President
David A. Chandler, CPCU, Vice President
Kimberly S. Fiedler, Vice President
Michael H. Marcus, Vice President
F. Douglas Ryan, Vice President
Kyal B. Strozier, CPCU, Vice President

Alpharetta, Georgia Tel: (770) 751 8901
Baltimore, Maryland Tel: (410) 864 2600
Charlotte, North Carolina Tel: (704) 329 9550
Columbia, South Carolina Tel: (803) 252 1777
Nashville, Tennessee Tel: (615) 493 7774
Richmond, Virginia Tel: (804) 288 2660

MIDWEST EMPLOYERS CASUALTY GROUP, LLC
14755 North Outer Forty Drive, Suite 300
Chesterfield, Missouri 63017
Tel: (636) 449 7000 Fax: (636) 449 7199
www.mwecc.com

Melodee J. Saunders, President and Chief Operating Officer
Steven J. Link, Executive Vice President
Donna L. Knowling, Senior Vice President and Secretary
Thomas E. Lentz, Vice President and Chief Financial Officer

J. Daniel Asahl, Vice President
Robert H. Burgoyne, Vice President
Clairmonte O. Cappelle, Vice President
Linda M. Howell, Vice President
Thomas D. Vonderheid, Vice President

MONITOR LIABILITY MANAGERS, LLC
2850 West Golf Road, 8th Floor
Rolling Meadows, Illinois 60008–4039
Tel: (847) 806 6590 Fax: (847) 806 6282
www.monitorliability.com

Sandra C. Nelson, President
David R. Aller, CPCU, Senior Vice President
Thomas W. Anderson, Vice President
Jason A. Fogg, Vice President
Joseph B. Haltman, Senior Vice President
Thomas M. Hayden, Vice President
David M. Kramer, Vice President
Peter A. Lindquist, Senior Vice President, Chief Financial Officer, Treasurer and Secretary
Thomas J. Mathias, Senior Vice President
Randal P. Mrozowicz, Executive Vice President
Sharon F. Reba, CPCU, Vice President

NAUTILUS INSURANCE GROUP, LLC
7233 East Butherus Drive
Scottsdale, Arizona 85260
Tel: (480) 951 0905 Fax: (480) 951 9730
www.nautilusinsgroup.com

Thomas M. Kuzma, President and Chief Executive Officer
Richard P. Shemitis, CPCU, Executive Vice President
Miklos F. Kallo, Senior Vice President, Chief Financial Officer and Treasurer
Michael J. Kilgas, Senior Vice President
Kellie R. Barwick, Vice President
James Cassara, III, Vice President
Stephen S. Corrigall, CPCU, Vice President
Kimberly R. Levensky, Vice President
Bradley A. Lontz, Vice President
Wendy L. Markham, CPCU, Vice President
Bonnie R. McKrill, Vice President
Veronica L. Monteilh, Vice President
Deborah J. Savoie, Vice President
Mindy M. Sheble, Vice President
Janet L. Shemanske, Vice President and Secretary
Katherine M. Suhm, CPCU, Vice President

PREFERRED EMPLOYERS GROUP, LLC
1455 Frazee Road, Suite 1000
San Diego, California 92108
Tel: (619) 688 3900 Fax: (888) 472 9490
www.preferredworkcomp.com

Linda R. Smith, Chairman
Steven A. Gallacher, President
Timothy J. Wiebe, Vice President, Treasurer and Chief Financial Officer
Marc J. Beaulieu, Senior Vice President

Rosemary Favier, Senior Vice President
Jan A. Beaver, Vice President and Secretary
John C. Bennett, Vice President
Thomas I. Boggs, Vice President
Randy Sysol, Vice President

REGIONAL EXCESS UNDERWRITERS, LLC
One Acadia Commons, P.O. Box 9010
Westbrook, Maine 04098–5010
Tel: (866) 873 0057 Fax: (866) 495 9473

Bill Thornton, CPCU, President
Irvin Wolf, III, Senior Vice President
Beth Preston, CPCU, Vice President

Charlotte, North Carolina	Tel: (866) 339 6192
Chicago, Illinois	Tel: (866) 339 6330
Des Moines, Iowa	Tel: (866) 873 1889
Irving, Texas	Tel: (866) 339 5097
Jacksonville, Florida	Tel: (866) 873 0171
Seattle, Washington	Tel: (866) 338 7484

RIVERPORT INSURANCE SERVICES, LLC
222 South Ninth Street, Suite 1300
Minneapolis, Minnesota 55402–3332
Tel: (612) 766 3100 Fax: (612) 766 3860
www.riverportinsurance.com

Douglass E. Pfeifer, President
David S. Kyllo, Senior Vice President and Secretary
John C. Treacy, Senior Vice President and Chief Financial Officer
Kim J. Brenckman, Senior Vice President
Laura J. Keogan, Senior Vice President
Colleen M. Lazanich, Vice President
David A. Montgomery, Vice President
Robert A. Weisbrod, Vice President

UNION STANDARD INSURANCE GROUP, LLC
122 West Carpenter Freeway, Suite 350
Irving, Texas 75039–2008
Tel: (972) 719 2400 Fax: (972) 719 2401
www.usic.com

Craig W. Sparks, President
Edmund P. Hemmerick, CPCU, Senior Vice President
Jeffrey N. Carver, Regional Vice President
John E. Gray, Vice President, Chief Financial Officer and Treasurer
Richard W. Hitch, CPCU, Vice President
O. Melvin Holt, CPCU, Vice President
Jacquelynne Hurst, Vice President
Howard A. Kunst, Vice President
B. Keith Mitchell, Vice President
Mary Jane Neese, Regional Vice President
Greg R. Perkins, Vice President
E. Leslie Prock, Vice President
Michael W. Smith, Vice President
Ty C. Simmons, Vice President, Corporate Counsel and Secretary

Albuquerque, New Mexico	Tel: (505) 346 7608
Birmingham, Alabama	Tel: (601) 581 4134
Dallas, Texas	Tel: (972) 719 2491
Little Rock, Arkansas	Tel: (501) 707 6543
Meridian, Mississippi	Tel: (601) 581 4134
Nashville, Tennessee	Tel: (615) 932 5508
Oklahoma City, Oklahoma	Tel: (405) 254 1862
Phoenix, Arizona	Tel: (480) 281 3933
San Antonio, Texas	Tel: (210) 515 5208

VELA INSURANCE SERVICES, LLC
311 South Wacker Drive, Suite 3600
Chicago, Illinois 60606
Tel: (312) 553 4413 Fax: (312) 553 4431

David A. Jordan, President
Francis P. McGovern, Senior Vice President and Eastern Regional Executive
Terri Moran, Senior Vice President and Western Regional Executive
Michael P. Sullivan, Senior Vice President
Mark S. Anderson, Vice President
William L. Braden, Vice President
Gerald P. Kalvaitis, Jr., Vice President and Chief Financial Officer
David P. Lucey, Vice President
Patricia Maruszak, Vice President
Ted H. Perry, Vice President

Jacksonville, Florida	Tel: (904) 371 3015
Omaha, Nebraska (Claims)	Tel: (402) 492 8352
Radnor, Pennsylvania	Tel: (610) 688 4275
San Diego, California	Tel: (619) 595 4825
Solvang, California	Tel: (805) 693 0839
Walnut Creek, California	Tel: (925) 472 6863

VERUS UNDERWRITING MANAGERS, LLC
4820 Lake Brook Drive, Suite 100
Glen Allen, Virginia 23060
Tel: (804) 525 1360 Fax: (804) 525 1362
www.verusins.com

Dale H. Pilkington, President
Tom Allen, Senior Vice President
J. Landis Graham, Senior Vice President
Douglas M. Grant, Senior Vice President
Chris L. Anderson, Vice President
Steven P. Earhart, Vice President and Chief Financial Officer
Brandon L. Heutmaker, Vice President
Craig A. Mathre, Vice President
John McGillivary, Vice President

REINSURANCE

BERKLEY INSURANCE COMPANY
475 Steamboat Road
Greenwich, Connecticut 06830
Tel: (203) 542 3800 Fax: (203) 542 3839

William R. Berkley, Chairman
W. Robert Berkley, Jr., President
Eugene G. Ballard, Senior Vice President
Mark G. Davidowitz, Senior Vice President and Treasurer
Jeffrey M. Hafter, Senior Vice President
Ira S. Lederman, Senior Vice President and Secretary
Rajiv N. Raval, Senior Vice President and General Counsel
Kevin J. Shea, Senior Vice President
Lloyd W. Wenzl, Vice President and Controller

B F RE UNDERWRITERS, LLC
One Landmark Square, Suite 1920
Stamford, Connecticut 06901
Tel: (203) 975 7739 Fax: (203) 975 7749
www.bfreunds.com

Daniel L. Avery, President
Richard A. Corpus, Executive Vice President
Gregory A. Douglas, Executive Vice President
Maria W. Anderson, Senior Vice President
Scott Balfour, Senior Vice President
Frederic C. Cooper, Senior Vice President
Thomas J. Greenfield, Senior Vice President
Jeff M. Neher, Senior Vice President
Catherine P. Schilling, Senior Vice President
David M. Bartone, Vice President
Clifford Dunigan, Vice President
Vincent A. Friscia, Jr., Vice President
Thomas P. Gaughran, Vice President
Roger Goeke, Vice President
John McGregor, Vice President
Scott Medors, Vice President
Gary S. Miller, Vice President
L. Randy Miller, Vice President
Raymond H. Niver, Vice President
Kathleen C. Patton, Vice President
Rajiv N. Raval, Vice President, General Counsel and Secretary
William F. Seefried, Vice President
Gary W. Shreve, Vice President
Lex Smart, Vice President
William R. Turner, Vice President

Chicago, Illinois	Tel: (312) 553 4707
Dublin, Ohio	Tel: (614) 766 4316
Duluth, Georgia	Tel: (770) 814 7531
Irving, Texas	Tel: (972) 580 9950
Philadelphia, Pennsylvania	Tel: (215) 568 3570
San Francisco, California	Tel: (415) 543 4466

BERKLEY RISK SOLUTIONS, LLC
475 Steamboat Road
Greenwich, Connecticut 06830
Tel: (203) 769 4050 Fax: (203) 769 4059

Jeffrey E. Vosburgh, President
Gregory A. Cuzzi, Senior Vice President
Kenneth M. Roberts, Vice President

FACULTATIVE RESOURCES, INC.
3 Landmark Square, Suite 500
Stamford, Connecticut 06901
Tel: (203) 658 1500 Fax: (203) 658 1515

James W. McCleary, Chairman
Gerald S. King, President
Joseph L. Sullivan, Executive Vice President and Chief Operating Officer
James H. Crutchley, Executive Vice President
Gerard Anaszewicz, Senior Vice President
Robert T. Comstock, Senior Vice President
Robert R. Coyne, Senior Vice President
Michael J. Nicholas, Senior Vice President
Timothy F. Quinn, Senior Vice President
Edward N. Ryan, Senior Vice President
Paul R. Bednarz, Vice President
Patrick J. Cannan, Vice President
Robert W. Colantuoni, Vice President
Philip E. D'Eramo, Vice President
Colleen P. Fahey, Vice President
Geoffrey Grush, Vice President
Ronald S. Hayden, Vice President
Thomas V. Lehmkuhl, Vice President
Victor V. Leong, Vice President
David M. McNichols, Vice President
Rajiv N. Raval, Vice President, General Counsel and Secretary

Atlanta, Georgia Tel: (770) 418 8000
Chicago, Illinois Tel: (312) 435 1231
Los Angeles, California Tel: (213) 623 2349

BERKLEY RE AMERICA, LLC
475 Steamboat Road
Greenwich, Connecticut 06830
Tel: (203) 542 3200 Fax: (203) 542 3290

Jon A. Schriber, President and Chief Executive Officer
Anthony J. Cocozza, Senior Vice President
Mark G. Davidowitz, Senior Vice President and Chief Financial Officer
Melissa M. Emmendorfer, Senior Vice President
Julie K. Halper, Senior Vice President
Timothy C. McCoy, Senior Vice President
John J. Myers, Senior Vice President
Gordon J. Olver, Senior Vice President
Kathleen M. Perlman, Senior Vice President
Rajiv N. Raval, Senior Vice President, General Counsel and Secretary
Kevin J. Shea, Senior Vice President
Amy E. Stern, Senior Vice President
Joseph W. Walsh, Senior Vice President
David F. Blake, Vice President
Todd W. Bolden, Vice President
Barbara A. Connell, Vice President
Graham C. Dickinson, Vice President
Troy S. Dockery, Vice President
Olivia W. Giuntini, Vice President
Joseph H. Iarocci, Vice President
Krystyna H. Miller, Vice President
Richard D. Thomas, Vice President
Andrea E. Trimble, Vice President
Felicia Wang, Vice President
Lloyd W. Wenzl, Vice President and Controller

BERKLEY FACULTATIVE REINSURANCE SERVICES, LLC
475 Steamboat Road
Greenwich, Connecticut 06830
Tel: (203) 542 3500 Fax: (203) 542 3576

C. Fred Madsen, President
Stephen A. Samoskevich, Senior Vice President
Francis J. Bilotti, Vice President
Norman H. Davis, Vice President
Joseph A. Sweeney, Vice President
Pasquale Tomaino, Vice President and Chief Financial Officer
Susan B. Williams, Vice President

INTERNATIONAL

BERKLEY INTERNATIONAL, LLC
475 Steamboat Road
Greenwich, Connecticut 06830
Tel: (203) 629 3000 Fax: (203) 769 4097

William R. Berkley, Chairman and Chief Executive Officer
W. Robert Berkley, Jr., Vice Chairman and President
Eugene G. Ballard, Senior Vice President, Chief Financial Officer and Treasurer
Ira S. Lederman, Senior Vice President, General Counsel and Secretary
Steven J. Malawer, Vice President and Associate General Counsel

BERKLEY INTERNATIONAL LATINOAMÉRICA S.A.
Carlos Pellegrini 1023, 8th Floor
C1009ABU – Buenos Aires, Argentina
Tel: (54) 11 4378 8100 Fax: (54) 11 4378 8111
www.berkley.com.ar

Eduardo I. Llobet, President and Chief Executive Officer
Osvaldo P. Borghi, Senior Vice President
Marcelo R. Crespo, Chief Financial Officer

BERKLEY INTERNATIONAL SEGUROS S.A.
Mitre 699, S2000COM – Rosario, Argentina
Tel: (54) 341 410 4200 Fax: (54) 341 425 9802

Carlos Pellegrini 1023, 2nd Floor
C1009ABU – Buenos Aires, Argentina
Tel: (54) 11 4378 8100 Fax: (54) 11 4378 8189
www.berkley.com.ar

Eduardo I. Llobet, President and Chief Executive Officer
Ricardo González, Executive Vice President

BERKLEY INTERNATIONAL ASEGURADORA DE RIESGOS DEL TRABAJO S.A.
Carlos Pellegrini 1023, 3rd Floor
C1009ABU – Buenos Aires, Argentina
Tel: (54) 11 4378 8000 Fax: (54) 11 4378 8084
www.berkley.com.ar

Eduardo I. Llobet, President
Alejandro Bruce, Senior Vice President

BERKLEY INTERNATIONAL DO BRASIL SEGUROS S.A.
Rua Olimpíadas, 242, 7th Floor
04551-000 São Paulo, Brazil
Tel: (55) 11 3848 8622 Fax: (55) 11 3848 8633
www.berkley.com.br

José Marcelino Risden, Chief Executive Officer
José Bailone, Jr., Chief Operating Officer
Luiz Claudio de Gênova, Chief Financial Officer

BERKLEY INTERNATIONAL SEGUROS S.A. (URUGUAY)
Juncal 1305, Apto 101
11000 – Montevideo, Uruguay
Tel: (598) 2916 6998 Fax: (598) 2916 5196
www.berkley.com.uy

Eduardo I. Llobet, President
Álvaro A. Miguel, Chief Executive Officer
Eduardo Vidal, Chief Operating Officer
Daniel Ruota, Chief Financial Officer

W. R. BERKLEY INSURANCE (EUROPE), LIMITED
40 Lime Street, 2nd Floor
London EC3M 7AW, England
Tel: (44) 207 280 9000 Fax: (44) 207 280 9090
www.wrbeurope.com

Centurion House
129 Deansgate
Manchester M3 3WR, England
Tel: (44) 161 830 2100 Fax: (44) 171 830 2164

Stuart Wright, Chief Executive Officer and
Chief Underwriting Officer
Paul Hosking, Executive Vice President
Steven Patfield, Chief Actuary
Graham Dennis, Chief Operating Officer
Richard Mangion, Chief Financial Officer
Steven Myhre, Managing Director – UK Branch
Peter Glanfield, Director of Underwriting – UK Branch

W. R. Berkley Insurance Australia
Level 7
BT Tower
1 Market Street
Sydney, NSW, 2000, Australia
Tel: (61) 2 9275 8500 Fax: (61) 2 9261 2773
www.wrbaustralia.com.au

Level 18
333 Ann Street
Brisbane, Qld, 4000, Australia
Tel: (61) 7 3232 1164 Fax: (61) 7 3232 1200

Christian Garling, General Manager

W. R. Berkley Insurance (Europe), Limited Zweigniederlassung für Deutschland
Clever Straße 13-15
50668 Köln, Germany
Tel: (49) 221 99386 100

Bertin von Dewitz, Managing Director

W. R. Berkley Insurance Ireland
Top Floor, Unit 3C
Fingal Bay Business Park
Balbriggan Co. Dublin, Ireland
Tel: (353) 1 690 4442 Fax: (353) 1 690 4448

Owen Twomey, Branch Manager

W. R. Berkley Insurance Norway NUF
Henrik Ibsens gt.100
P.O. Box 2883
N-0230 Oslo, Norway
Tel: (47) 23 27 24 00 Fax: (47) 23 27 24 01

Jan Tinus Larsen, Managing Director

W. R. Berkley Insurance (Europe), Limited Sucursal en España
Paseo de la Castellana 149, 8th Floor
28046 Madrid, Spain
Tel: (34) 91 449 26 46 Fax: (34) 91 449 26 99

Javier Esteban, Executive President
Alejandro Jiménez, General Manager

Paseo de Gracia num. 11
Escalera A – 6ª planta 4
08007 Barcelona, Spain
Tel: (34) 93 481 47 29 Fax: (34) 93 481 47 37

W. R. BERKLEY SYNDICATE LIMITED SYNDICATE 1967 AT LLOYD'S
40 Lime Street, 7th Floor
London EC3M 7AW, England
Tel: (44) 207 088 1967 Fax: (44) 207 088 1997
www.wrbsyndicate.com

Michael Sibthorpe, Chief Executive
Alastair Blades, Underwriting Director
Robert Vetch, Finance Director
Louise Nevill, Marine Underwriter
Paul Simmonds, Accident Underwriter

BERKLEY RE ASIA (HONG KONG)
Suite 6708, 67th Floor, Central Plaza
18 Harbour Road
Wan Chai, Hong Kong
Tel: (852) 3120 7000 Fax: (852) 2802 2131

K. Grant Robson, President and Chief Executive Officer
Eric Chan, General Manager
Joseph Lo, Vice President
Daisy Poon, Vice President
Maria Chung, Finance Manager
Gerald MacDonald, Chief Underwriting Officer

BERKLEY RE ASIA (SINGAPORE)
Unit 09–04, 9th Floor, China Square Central
18 Cross Street
Singapore 048423
Tel: (65) 6671 2070 Fax: (65) 6222 9885

K. Grant Robson, President and Chief Executive Officer
Gerald MacDonald, Principal Officer, Singapore and Chief Underwriting Officer
Ross Dalgleish, Finance Manager
Wolfgang Zimmermann, Regional Underwriting Head, Engineering
Lianne Tjio, Casualty Manager

BERKLEY RE AUSTRALIA
Level 21, Australia Square
264 George Street
Sydney, NSW, 2000, Australia
Tel: (61) 2 9274 3046 Fax: (61) 2 9274 3008

K. Grant Robson, President and Chief Executive Officer
Peter R. Nickerson, General Manager
Gerald MacDonald, Chief Underwriting Officer
Shaun A. West, Chief Financial Officer
Mark Heydon, Regional Pricing Actuary
Tony Piper, Assistant General Manager

Level 21
12 Creek Street
Brisbane, Qld, 4000, Australia
Tel: (61) 7 3175 0200

Level 27, PWC Tower
188 Quay Street
Auckland, 1010, New Zealand
Tel: (64) 9 363 2927 Fax: (64) 9 416 5203

BERKLEY CANADA INC.
First Canadian Place
100 King Street West, Suite 2610
P.O. Box 260
Toronto, ON M5X 1C8, Canada
Tel: (416) 304 1178 Fax: (416) 304 4108

Michael S. McLachlan, President
Paul Meinschenk, Vice President
Michael Shore, Vice President

Service Operations

BERKLEY CAPITAL, LLC
475 Steamboat Road
Greenwich, Connecticut 06830
Tel: (203) 629 3000 Fax: (203) 769 4095

Frank T. Medici, President

BERKLEY DEAN & COMPANY, INC.
475 Steamboat Road
Greenwich, Connecticut 06830
Tel: (203) 629 3000 Fax: (203) 769 4096

James G. Shiel, President
Edward F. Linekin, Senior Vice President
Nicholas R. Lang, Vice President
James T. McGrath, Vice President
Robert C. Melillo, Vice President
Bobeck Shayegani, Managing Director

BERKLEY TECHNOLOGY SERVICES LLC
405 Silverside Road, Suite 205
Wilmington, Delaware 19809
Tel: (302) 439 2000 Fax: (302) 439 2016

Mike P. Sciole, Executive Vice President
Frank C. Vedder, Senior Vice President
Jim W. Allen, Vice President
Harry J. Berkley, Vice President
Jeremy K. Bullock, Vice President
Gregory J. Prohaska, Vice President
Marsha T. Smothers, Vice President

Des Moines, Iowa Tel: (515) 564 2300
Luverne, Minnesota Tel: (507) 283 9195

W. R. Berkley Corporation's operating units conduct business through the following insurance entities:

Acadia Insurance Company; Admiral Indemnity Company; Admiral Insurance Company; American Mining Insurance Company, Inc.; Berkley Assurance Company; Berkley Insurance Company; Berkley International Aseguradora de Riesgos del Trabajo S.A.; Berkley International do Brasil Seguros S.A.; Berkley International Seguros S.A.; Berkley International Seguros S.A. (Uruguay); Berkley Life and Health Insurance Company; Berkley National Insurance Company; Berkley Regional Insurance Company; Berkley Regional Specialty Insurance Company; Carolina Casualty Insurance Company; Clermont Insurance Company; Continental Western Insurance Company; East Isles Reinsurance, Ltd.; Firemen's Insurance Company of Washington, D.C.; Gemini Insurance Company; Great Divide Insurance Company; Greenwich Knight Insurance Company, Ltd.; Key Risk Insurance Company; Midwest Employers Casualty Company; Nautilus Insurance Company; Preferred Employers Insurance Company; Queen's Island Insurance Company, Ltd.; Riverport Insurance Company; StarNet Insurance Company; Syndicate 1967 at Lloyd's; Tri-State Insurance Company of Minnesota; Union Insurance Company; Union Standard Lloyds; W. R. Berkley Insurance (Europe), Limited

BOARD OF DIRECTORS AND OFFICERS

DIRECTORS

William R. Berkley
Chairman of the Board and Chief Executive Officer

W. Robert Berkley, Jr.
President and Chief Operating Officer

Ronald E. Blaylock
Managing Partner
GenNx360 Capital Partners

Mark E. Brockbank
Retired Chief Executive
XL Brockbank Ltd.

George G. Daly
Dean, McDonough School of Business
Georgetown University

Mary C. Farrell
Financial Services Industry Consultant
Retired Managing Director, Chief Investment Strategist
UBS Wealth Management USA

Rodney A. Hawes, Jr.
Retired Chairman and Chief Executive Officer
Life Re Corporation

Jack H. Nusbaum
Senior Partner
Willkie Farr & Gallagher LLP

Mark L. Shapiro
Private Investor

OFFICERS

William R. Berkley
Chairman of the Board and Chief Executive Officer

W. Robert Berkley, Jr.
President and Chief Operating Officer

Eugene G. Ballard
Senior Vice President – Chief Financial Officer

Robert P. Cole
Senior Vice President

Kevin H. Ebers
Senior Vice President – Information Technology

Robert W. Gosselink
Senior Vice President – Insurance Risk Management

Jeffrey M. Hafter
Senior Vice President

Paul J. Hancock
Senior Vice President – Chief Corporate Actuary

Robert C. Hewitt
Senior Vice President

Gillian James
Senior Vice President – Enterprise Risk Management

Peter L. Kamford
Senior Vice President

Carol J. LaPunzina
Senior Vice President – Human Resources

Ira S. Lederman
Senior Vice President – General Counsel and Secretary

C. Fred Madsen
Senior Vice President

James W. McCleary
Senior Vice President – Underwriting

Lucille T. Sgaglione
Senior Vice President

James G. Shiel
Senior Vice President – Investments

Robert D. Stone
Senior Vice President

Nelson Tavares
Senior Vice President – Claims

Steven W. Taylor
Senior Vice President

Richard K. Altorelli
Vice President – Investment Controller

Richard M. Baio
Vice President – Treasurer

Harry J. Berkley
Vice President – Information Technology

Michele Fleckenstein
Vice President – Internal Audit

David J. Gronski
Vice President – Insurance Risk Management

Karen A. Horvath
Vice President – External Financial Communications

Joan E. Kapfer
Vice President

Edward F. Linekin
Vice President – Investments

Jane B. Parker
Vice President – Senior Counsel

Clement P. Patafio
Vice President – Corporate Controller

Joseph M. Pennachio
Vice President – Human Resources

Josephine A. Raimondi
Vice President – Senior Counsel and Assistant Secretary

Rajiv N. Raval
Vice President – Senior Counsel

Scott A. Siegel
Vice President – Taxes

Jessica L. Somerfeld
Vice President – Corporate Actuary

Philip S. Welt
Vice President – Senior Counsel

Thomas P. Boyle
Assistant Vice President – Corporate Actuarial

Dana R. Frantz
Assistant Vice President – Actuary

Arthur Gurevitch
Assistant Vice President – Analytics

Nancy Micale
Assistant Vice President – Human Resources

Raymond J. O'Brien
Assistant Vice President – Director of Internal Audit

Bryan V. Spero
Assistant Vice President – Corporate Actuary

Bruce I. Weiser
Assistant Vice President – Counsel

Dawn M. Callahan
Director of Investment Accounting

Richard A. Jordan, Jr.
Tax Counsel

Jean P. Milot
Assistant Corporate Controller

John S. Navratil
Assistant Tax Director

George K. Richardson
Assistant Treasurer

Janet L. Shemanske
Assistant Secretary

Donna Syko
Assistant Secretary – Human Resources

John E. Warycha
Assistant Corporate Controller – Financial Reporting

CORPORATE INFORMATION

This is a "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995. This report may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "potential," "continued," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of those words or other comparable words. Any forward-looking statements contained herein, including statements related to our outlook for the industry and for our performance for the year 2011 and beyond, are based upon our historical performance and on current plans, estimates and expectations.

The inclusion of this forward-looking information should not be regarded as a representation by us that the future plans, estimates or expectations contemplated by us will be achieved. They are subject to various risks and uncertainties, including but not limited to:

- the cyclical nature of the property casualty industry;
- the long-tail and potentially volatile nature of the insurance and reinsurance business;
- product demand and pricing;
- claims development and the process of estimating reserves;
- investment risks, including those of our portfolio of fixed maturity securities and investments in equity securities, including investments in financial institutions, municipal bonds, mortgage-backed securities, loans receivable, investment funds, real estate, merger arbitrage and private equity investments;
- the impact of significant competition;
- the uncertain nature of damage theories and loss amounts;
- natural and man-made catastrophic losses, including as a result of terrorist activities;
- the impact of the economic downturn, and the potential effect of legislative, regulatory, accounting or other initiatives taken in response to it, on our results and financial condition;
- the success of our new ventures or acquisitions and the availability of other opportunities;
- the availability of reinsurance;
- our retention under the Terrorism Risk Insurance Programs Reauthorization Act of 2007;
- the ability of our reinsurers to pay reinsurance recoverables owed to us;
- foreign currency and political risks relating to our international operations;
- other legislative and regulatory developments, including those related to business practices in the insurance industry;
- changes in the ratings assigned to us or our insurance company subsidiaries by rating agencies;
- the availability of dividends from our insurance company subsidiaries;
- our ability to attract and retain key personnel and qualified employees; and
- other risks detailed from time to time in our filings with the Securities and Exchange Commission.

These risks and uncertainties could cause our actual results for the year 2011 and beyond to differ materially from those expressed in any forward-looking statement we make. Any projections of growth in our net premiums written and management fees would not necessarily result in commensurate levels of underwriting and operating profits.

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Annual Meeting

The Annual Meeting of Stockholders of W. R. Berkley Corporation will be held at 1:00 p.m. on May 17, 2011 at the offices of W. R. Berkley Corporation, 475 Steamboat Road, Greenwich, Connecticut 06830.

Shares Traded

Common Stock of W. R. Berkley Corporation is traded on the New York Stock Exchange.
Symbol: WRB

Transfer Agent and Registrar

Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075
Tel: (800) 468 9716
http://wellsfargo.com/com/shareownerservices

Annual Report on Form 10-K

The Annual Report on Form 10-K filed with the Securities and Exchange Commission contains additional financial and other information with respect to W. R. Berkley Corporation. Copies of the Form 10-K will be furnished to stockholders upon request. Please direct all inquiries to:

Ira S. Lederman
General Counsel and Secretary
W. R. Berkley Corporation
475 Steamboat Road
Greenwich, Connecticut 06830

Website

For additional information, including press releases, visit our internet site at:
http://www.wrberkley.com

Auditors

KPMG LLP, New York, New York

Outside Counsel

Willkie Farr & Gallagher LLP, New York, New York



The W. R. Berkley Corporation 2010 Annual Report is printed on recycled paper made from fiber sourced from well-managed forests and other controlled wood sources and is independently certified to the Forest Stewardship Council (FSC) standards.

© Copyright 2011 W. R. Berkley Corporation. All rights reserved.

"Always do right. This will gratify some people, and astonish the rest."

MARK TWAIN



W. R. BERKLEY CORPORATION

475 Steamboat Road | Greenwich, CT 06830 | 203.629.3000

www.wrberkley.com